UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

HILLMAN SOLUTIONS CORP.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee paid previously with preliminary materials.
☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

NOTICE OF 2025 ANNUAL MEETING

To be held June 3, 2025

FELLOW HILLMAN STOCKHOLDERS:

We are pleased to invite you to join us for Hillman's 2025 Annual Meeting of Stockholders on June 3, 2025 at 8:30 a.m. Eastern Time. In order to make the meeting more accessible for investors, the 2025 Annual Meeting of Stockholders will be conducted via webcast only. You will be able to participate in the virtual meeting online, vote your shares electronically, examine our list of stockholders, and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/HLMN2025.

ITEMS OF BUSINESS:

01	Elect three directors, each for a term that expires in 2026.
02	Approve, by non-binding vote, the compensation of our named executive officers.
03	Approve an increase in number of shares reserved under our 2021 Equity Incentive Plan.
04	Approve an increase in number of shares reserved under our Employee Stock Purchase Program.
05	Ratify the selection of Deloitte & Touche LLP as our independent auditor for fiscal year 2025.
06	Transact other business as may properly come before the meeting.

ATTENDING THE MEETING

Stockholders holding shares at the close of business on the record date may attend the virtual meeting. You will be able to attend the Annual Meeting, vote, examine our list of stockholders, and submit your questions 15 minutes in advance of, and in real-time during, the meeting by a live audio webcast by visiting www.virtualshareholdermeeting.com/HLMN2025. To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card if you receive the proxy materials by mail. You will not be able to attend the Annual Meeting in person.

When

June 3, 2025 at
8:30 a.m.
Eastern Time.

Where

Online at:
www.virtualshareholdermeeting.com/HLMN2025

Who Can Vote

Holders of Hillman common stock at the close of business on the record date of April 8, 2025 are entitled to notice of and to vote at the meeting.

Ways to Vote

Your vote is important! Please vote your proxy in one of the following ways:

BY INTERNET

By visiting www.proxyvote.com.

BY TELEPHONE

By calling the number on your proxy card or voting instruction form.

BY MAIL

By marking, signing, dating, and mailing your proxy card if you requested printed materials, or your voting instruction form. No postage is required if mailed in the United States.

BY MOBILE

By scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form.

REAL TIME

By voting electronically during the virtual Annual Meeting at www.virtualshareholdermeeting.com/HLMN2025.

We appreciate your continued confidence in Hillman and we look forward to your participation in our virtual meeting.

By Order of the Board of Directors,

Douglas J. Cahill
Executive Chairman of the Board
Hillman Solutions Corp.
April 21, 2025
Cincinnati, Ohio

TABLE OF CONTENTS

2025 PROXY STATEMENT

PROXY STATEMENT

FOR THE 2025 ANNUAL MEETING

FELLOW HILLMAN STOCKHOLDERS:
We are providing this notice, proxy statement, and annual report to the stockholders of Hillman Solutions Corp. (“Hillman”, “we”, “us”, “our”) in connection with the solicitation of proxies by the Board of Directors of Hillman (the “Board”) for use at the Annual Meeting of Stockholders to be held on June 3, 2025, at 8:30 a.m. Eastern Time (the “Annual Meeting”), and at any adjournments thereof. The Annual Meeting will be held virtually and can be accessed online at www.virtualshareholdermeeting.com/HLMN2025. There is no physical location for the Annual Meeting of Stockholders.

Our principal executive offices are located at 1280 Kemper Meadow Dr., Forest Park, Ohio 45240. Our telephone number is 513-851-4900. This notice, proxy statement, and annual report, and the accompanying proxy card were first furnished to stockholders on April 21, 2025.

QUESTIONS AND ANSWERS

Why are you holding a virtual meeting?

In order to make the meeting more accessible for our global investor base, our 2025 Annual Meeting is being held on a virtual-only basis with no physical location. Our goal for the Annual Meeting is to enable the broadest number of stockholders to participate in the meeting, while providing substantially the same access and exchange with the Board and Management as an in-person meeting. We believe that we are observing best practices for virtual stockholder meetings, including by providing a support line for technical assistance and addressing as many stockholder questions as time allows.

Who can vote?

You can vote if, as of the close of business on April 8, 2025, you were a stockholder of record of Hillman common shares.

Who is asking for my vote, and who pays for this proxy solicitation?

Your proxy is being solicited by Hillman’s Board. Hillman is paying the cost of solicitation. We also will reimburse banks, brokers, nominees, and other fiduciaries for postage and reasonable expenses incurred by them in forwarding the proxy material to beneficial owners of our common shares.

Proxies may be solicited personally, by telephone, electronically by Internet, or by mail.

How do I vote my proxy?

You can vote your proxy in one of the following ways:

1. By internet, by visiting www.proxyvote.com.
2. By telephone, by calling the number on your proxy card, voting instruction form, or notice.
3. By mail, by marking, signing, dating, and mailing your proxy card if you requested printed materials, or your voting instruction form. No postage is required if mailed in the United States.
4. By mobile device, by scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form.
5. By voting electronically during the virtual Annual Meeting at www.virtualshareholdermeeting.com/HLMN2025.

How can I participate and ask questions at the Annual Meeting?

We are committed to ensuring that our stockholders have substantially the same opportunities to participate in the virtual Annual Meeting as they would at an in-person meeting. In order to submit a question at the Annual Meeting, you will need your 16-digit control number that is printed on the notice or proxy card that you received in the mail, or by email if you have elected to receive material electronically.

You may log in 15 minutes before the start of the Annual Meeting and submit questions online. We encourage you to submit any question that is relevant to the business of the meeting. Questions asked during the Annual Meeting will be read and addressed during the meeting as time allows. Stockholders are encouraged to log into the webcast 15 minutes prior to the start of the meeting to test their Internet connectivity.

What documentation must I provide to be admitted to the virtual Annual Meeting and how do I attend?

If your shares are registered in your name, you will need to provide your sixteen-digit control number included on your notice or your proxy card (if you receive a printed copy of the proxy materials) in order to be able to participate in the meeting. If your shares are not registered in your name (if, for instance, your shares are held in “street name” for you by your broker, bank, or other institution), you must follow the instructions printed on your Voting Instruction Form.

In order to participate in the Annual Meeting, please log on to www.virtualshareholdermeeting.com/HLMN2025 at least 15 minutes prior to the start of the Annual Meeting to provide time to register and download the required software, if needed. A replay of the webcast will be available at www.virtualshareholdermeeting.com/HLMN2025 until the 2026 Annual Meeting of Stockholders. If you access the meeting but do not enter your control number, you will be able to listen to the proceedings, but you will not be able to vote or otherwise participate.

What if I have technical or other “IT” problems logging into or participating in the Annual Meeting webcast?

We have provided a toll-free technical support “help line” on the virtual Annual Meeting login page that can be accessed by any stockholder who is having challenges logging into or participating in the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support line number that will be posted on the virtual Annual Meeting login page.

What documentation must I provide to vote online at the Annual Meeting?

If you are a stockholder of record at the close of business on April 8, 2025 and provide your sixteen-digit control number when you access the meeting, you may vote all shares registered in your name during the Annual Meeting webcast. If you are not a stockholder of record as to any of your shares (i.e., instead of being registered in your name, all or a portion of your shares are registered in "street name" and held by your broker, bank, or other institution for your benefit), you must follow the instructions printed on your Voting Instruction Form.

How do I submit a question at the Annual Meeting?

If you would like to submit a question during the Annual Meeting, once you have logged into the webcast at www.virtualshareholdermeeting.com/HLMN2025, simply type your question in the "Ask a Question" box and click "submit". You may submit questions beginning 15 minutes prior to the Annual Meeting start time.

When should I submit my question at the Annual Meeting?

We anticipate having a question-and-answer session following the formal business portion of the meeting during which stockholders may submit questions. Stockholders can submit a question beginning 15 minutes prior to the start of the Annual Meeting and up until the time we indicate that the question-and-answer session is concluded. However, we encourage you to submit your questions before or during the formal business portion of the meeting and our prepared statements, in advance of the question-and-answer session, in order to ensure that there is adequate time to address questions in an orderly manner.

Can I change or revoke my proxy?

The shares of common stock represented by each proxy will be voted in the manner you specified unless your proxy is revoked before it is exercised. You may change or revoke your proxy by providing written notice to Hillman's Secretary at 1280 Kemper Meadow Dr., Forest Park, Ohio 45240, by executing and sending us a subsequent proxy, or by voting your shares while logged in and participating in the 2025 Annual Meeting of Stockholders.

How many shares are outstanding?

As of the close of business on the record date, April 8, 2025, our outstanding voting securities consisted of 197,508,573 shares of common stock.

How many votes per share?

Each share of common stock outstanding on the record date will be entitled to one vote on each of the director nominees and one vote on each other proposal. Stockholders may not cumulate votes in the election of directors.

What voting instructions can I provide?

You may instruct the proxies to vote "For" or "Against" each proposal, or you may instruct the proxies to "Abstain" from voting.

What happens if proxy cards or voting instruction forms are returned without instructions?

If you are a registered stockholder and you return your proxy card without instructions, the proxies will vote in accordance with the recommendations of the Board.

If you hold shares in street name and do not provide your broker with specific voting instructions on Proposals 1-4, which are considered non-routine matters, your broker does not have the authority to vote on those proposals. This is generally referred to as a "broker non-vote." Proposal 5, ratification of auditors, is considered a routine matter and, therefore, your broker may vote your shares according to your broker's discretion.

The vote required, including the effect of broker non-votes and abstentions for each of the matters presented for stockholder vote, is set forth below.

What are the voting requirements and voting recommendation for each of the proposals?

	Proposals	Board Recommendation	Voting Approval Standard	Effect of Abstention	Effect of Broker Non-vote
01	Election of Directors	FOR each Director Nominee	More votes "FOR" than "AGAINST" since an uncontested election	No Effect	No Effect
02	Non-Binding Vote to approve Executive Compensation	FOR	Affirmative vote of the majority of shares participating in the vote	No Effect	No Effect
03	Increase Shares Reserved under 2021 Equity Incentive Plan	FOR	Affirmative vote of the majority of shares participating in the vote	No Effect	No Effect
04	Increase Shares Reserved under Employee Stock Purchase Plan	FOR	Affirmative vote of the majority of shares participating in the vote	No Effect	No Effect
05	Ratification of Independent Auditors	FOR	Affirmative vote of the majority of shares participating in the vote	No Effect	Not Applicable

ITEM NO. 1

ELECTION OF DIRECTORS

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF ALL DIRECTOR NOMINEES.

Nominees for Term to Expire in 2026

JON MICHAEL ADINOLFI
Director, President and CEO

DOUGLAS J. CAHILL
Director, Executive Chairman

DIANE C. HONDA
Director

YOU ARE BEING ASKED TO ELECT THREE DIRECTOR NOMINEES FOR A TERM EXPIRING IN 2026.
As of the date of this proxy statement, the Board consists of ten members and is divided into two classes of three members and one class of four members. At the 2024 Annual Meeting, our shareholders approved a proposal to declassify the Board by the 2027 Annual Meeting of Stockholders, at which time all directors would be elected annually.

Each of the nominees is a current director of the Company who has consented to stand for re-election to the Board with a term expiring at the Company's 2026 Annual Meeting of Stockholders. In the event that any of the nominees becomes unavailable to serve as a director before the Annual Meeting, the Board may designate a new nominee, and the persons named as proxies will vote for that substitute nominee.

Director Qualifications and Attributes

The Nominating and ESG Committee is responsible for developing and recommending to the Board a set of director qualifications and attributes that are applicable to the Company's business and strategic direction. The Nominating and ESG Committee evaluates each director candidate on the basis of the length, breadth and quality of the candidate's business experience, the applicability of the candidate's skills and expertise to the Company's business and strategic direction, the perspectives that the candidate would bring to the entire Board, and the personality or "fit" of the candidate with our culture, existing members of the Board, and management.

The following are descriptions of the qualifications and attributes that the Board believes are important in effective oversight of the Company, listed in alphabetical order:

Qualifications and Attributes	Relevance to Hillman
Diversity	We believe diversity strengthens our competitive advantage and reflects the consumers we serve.
Finance	Our business involves complex financial transactions and reporting requirements.
Governance	As a public company, we and our stockholders expect effective oversight and transparency.
Human Capital Management	Directors with experience in organizational management and talent development provide key insights into developing and investing in our employees.
Information Technology / Cybersecurity	We rely on technology to manage customer, employee and supplier data and deliver products and services to the market, and it is important to protect this data.
Marketing / Communications	Effective marketing and communications are critical to building customer loyalty, deepening customer engagement, and expanding market share.
Mergers & Acquisitions	Ability to assess M&A opportunities for a strategic fit, strong value creation potential, and clear execution capacity.
Product Development	Ideation, research and development, and commercialization of products and services are critical to our growth and customer retention.
Retail / Merchandising	Experience in the retail industry provides a relevant understanding of the business, strategy and marketplace dynamics of our customers and the markets we serve.
Senior Leadership	The significant leadership experience that comes from a senior leadership role can provide insight on business operations, driving growth, and building and strengthening corporate culture.
Strategic Management	Our Board regularly reviews and has input on our strategic plan, which guides our long-term business investments and objectives and our capital allocation.
Supply Chain	Upstream and downstream supply chain management, structure and design are critical to our strategic initiatives and sourcing.

Directors and director nominees self-identified their qualifications, attributes, and expertise gained through their varied backgrounds and industries. The overall qualifications and attributes represented on the Board, as identified by the directors, is demonstrated through the following chart:

Qualifications and Attributes	Adinolfi	Cahill	Dowling	Gendron	Honda	Jagdfeld	O'Leary	Owens	Swygert	Woodlief
Diversity			■	■	■			■	■	
Finance	■	■	■	■	■	■	■		■	■
Governance	■	■	■	■	■		■		■	■
Human Capital Management	■	■	■		■	■	■	■	■	■
Information Technology / Cybersecurity					■			■		
Marketing / Communications	■	■				■	■	■		
Mergers & Acquisitions	■	■	■	■	■	■	■			■
Product Development	■	■	■			■		■		
Retail/ Merchandising	■	■						■	■	
Senior Leadership	■	■		■	■	■	■	■	■	■
Strategic Management	■	■	■	■	■	■	■	■	■	■
Supply Chain	■	■					■		■	

Director Nominees for a Term to Expire in 2026

The experience, qualifications, attributes, and skills that led the Nominating and ESG Committee and the Board to conclude that the following individuals should serve as directors are set forth below. The committee memberships stated below are those in effect as of the date of this proxy statement. References to director service to Hillman include service to our predecessor companies HMAN Group Holdings, Inc. and The Hillman Companies, Inc., as applicable.



JON MICHAEL ADINOLFI

Director, President, and Chief Executive Officer

Age: 49 | Director Since: 2025

Mr. Adinolfi has been our President and Chief Executive Officer since the beginning of 2025, after serving as Chief Operating Officer of Hillman since June of 2023. Prior to COO, Mr. Adinolfi served as Divisional President, Hillman U.S., a role he held since joining Hillman in 2019. Prior to his time at Hillman, Mr. Adinolfi served as President of U.S. Retail for Stanley Black & Decker from November 2016 to July 2019; served as President of Hand Tools for Stanley Black & Decker from October 2013 to December 2016; and served as the CFO - North America, CDIY for Stanley Black & Decker from June 2011 to September 2013. Prior to that, he worked as President at Crown Bolt from 2008 to 2011. Mr. Adinolfi was initially selected to serve on our Board due to his financial acumen, industry expertise, and extensive management experience.



DOUGLAS J. CAHILL

Director and Executive Chairman

Age: 65 | Director Since: 2014

Mr. Cahill has been our Executive Chairman since the beginning of 2025, after serving as Chairman since 2014 and as Hillman's President and Chief Executive Officer from 2019 to 2024. Prior to joining Hillman, Mr. Cahill was a Managing Director of CCMP from July 2014 to July 2019 and was a member of CCMP's Investment Committee and previously was an Executive Adviser of CCMP from March 2013. Mr. Cahill served as President and Chief Executive Officer of Oreck, the manufacturer of upright vacuums and cleaning products, from May 2010 until December 2012. Prior to joining Oreck, Mr. Cahill served for eight years as President and Chief Executive Officer of Doane Pet Care Company, a private label manufacturer of pet food and former CCMP portfolio company, through to its sale to MARS Inc. in 2006. From 2006 to 2009, Mr. Cahill served as president of Mars Petcare U.S. Prior to joining Doane in 1997, Mr. Cahill spent 13 years at Olin Corporation, a diversified manufacturer of metal and chemicals, where he served in a variety of managerial and executive roles. Mr. Cahill serves as a Board Member for Junior Achievement of Middle Tennessee and the Visitor Board at Vanderbilt University's Owen Graduate School of Management. In January 2009, Mr. Cahill was appointed as an Adviser to Mars Incorporated. Mr. Cahill previously served as a director of Banfield Pet Hospital from 2006 to 2016, Ollie's Bargain Outlet (Nasdaq: OLLI) from 2013 to 2016, Jamieson Laboratories from 2014 to 2017, Founder Sport Group from 2016 to 2019, and Shoes for Crews from 2015 to 2019. Mr. Cahill serves as the Chairman of our board of directors due to his financial, investment, and extensive management experience.



DIANE HONDA

Director | Age: 60 | Director Since: 2023

Committee: Compensation

Ms. Honda has been the Chief Administrative Officer and General Counsel of Redis, Inc. since August 2024. Prior to that, she served as Chief Administrative Officer, General Counsel, & Secretary of Barracuda Networks, a cybersecurity and data protection company, through January 2024. During her 12 years at Barracuda, Ms. Honda built and led the Human Resources, Legal, Compliance, Information Security, and Real Estate functions. Prior to joining Barracuda in 2012, she held leading technical and business operations roles at Fortune 50 and mid-size public companies. She has years of transformational experience in leadership positions on both corporate and non-profit boards, and is currently on the Board of Directors and a member of the Audit Committee of Lucidworks, Inc., a privately held provider of next-generation AI-powered search applications. Ms. Honda was initially selected to serve on our board of directors due to her extensive cybersecurity, human capital, legal and corporate governance experience.

Continuing Directors – Term to Expire in 2026



AARON P. JAGDFELD

Director | Age: 53 | Director Since: 2014

Committee: Compensation (Chair)

Mr. Jagdfeld has been the President and Chief Executive Officer of Generac Power Systems, Inc. since September 2008 and a director of Generac since November 2006 (NYSE: GNRC). Mr. Jagdfeld began his career at Generac in the finance department in 1994 and became Generac's Chief Financial Officer in 2002. In 2007, he was appointed President and was responsible for sales, marketing, engineering, and product development. Prior to joining Generac, Mr. Jagdfeld worked in the audit practice of the Milwaukee, Wisconsin office of Deloitte & Touche from 1993 to 1994. Mr. Jagdfeld was selected to serve on our board of directors due to his extensive management and financial experience.



DAVID A. OWENS

Director | Age: 62 | Director Since: 2018

Committee: Nominating and ESG (Chair)

Dr. Owens has been the executive director of The Wond'ry, Vanderbilt University's center for creativity, innovation, design, and making since 2019. He is also Professor of the Practice of Innovation at the Vanderbilt Graduate School of Management where he has taught since 1998. Dr. Owens has significant industry experience, having served as an independent management consultant for numerous Fortune 100 companies since 1998 and having served as CEO of Griffin Technologies, a consumer products company, from 2017 to 2018. Dr. Owens was selected to serve on our board of directors due to his financial and business experience.



PHILIP K. WOODLIEF

Director | Age: 71 | Director Since: 2015
Committee: Audit (Chair)

Mr. Woodlief has been an independent financial consultant since 2007 and was an Adjunct Professor of Management at Vanderbilt University's Owen Graduate School of Business from 2010 to 2020. At Vanderbilt, Mr. Woodlief taught Financial Statement Research and Financial Statement Analysis. Mr. Woodlief also served as a Visiting Instructor of Accounting at Sewanee: The University of the South from 2017 to 2020. Prior to 2008, Mr. Woodlief was Vice President and Chief Financial Officer of Doane Pet Care, a global manufacturer of pet products. Prior to 1998, Mr. Woodlief was Vice President and Corporate Controller of Insilco Corporation, a diversified manufacturer of consumer and industrial products. Mr. Woodlief began his career in 1979 at KPMG Peat Marwick in Houston, Texas, progressing to the Senior Manager level in the firm's Energy and Natural Resources practice. Mr. Woodlief was a certified public accountant. Mr. Woodlief currently serves as Chairman of the board of trustees of Sewanee St. Andrew's School, and serves on the Masters of Accounting Advisory Board at Vanderbilt University's Owen Graduate School of Business. Mr. Woodlief previously served on the board of Founder Sport Group from 2017 to 2020. Mr. Woodlief was selected to serve on our board of directors due to his financial and business experience.

Continuing Directors – Term to Expire in 2027



DIANA DOWLING

Director | Age: 59 | Director Since: 2021

Committee: Compensation, Nominating and ESG

Ms. Dowling has served as the owner and President of Be Worthy Foods, a franchisee of quick service restaurants, since June 2024. Prior to that, she was an innovation and strategy consultant advising corporations on partnerships, M&A activity, and new product initiatives. Her clients included Epiq, where she focused on blockchain and data privacy, as well as Pitney Bowes, where she worked in the mobile data and ecommerce spaces. She is also the CEO/Founder of Two Hudson Ventures, investing in start-ups and real estate. Earlier in her career, Ms. Dowling was a VP of Business Development at MaMaMedia, a digital media startup, and Director of Business Development at Hearst New Media. In addition, she worked as a market research analyst at Tontine Partners. Ms. Dowling began her career as an analyst and associate at Bankers Trust. She was Executive Director of Harvard Business School Alumni Angels NY, as well as Co-Chair of HBSCNY Entrepreneurship. Ms. Dowling was selected to serve on our board of directors due to her experience in digital marketing, e-commerce, data and analytics, innovation, new business development, and M&A.



TERESA GENDRON

Director | Age: 55 | Director Since: 2021

Committee: Audit

Ms. Gendron was Chief Financial Officer of Markel Corporation (NYSE: MKL) from March 2023 to December 2023. Previously, Ms. Gendron had been the Vice President and Chief Financial Officer of Jefferies Financial Group from 2014 to 2023. From 2011 to 2014, Ms. Gendron was the Vice President and Controller of Gannett Co., Inc., an international media and marketing solutions company, and performed the duties of Chief Accounting Officer. Previously, Ms. Gendron was Vice President and Controller at NII Holdings, Inc., a mobile communication services company, which she joined as its Finance Director in 1998. Ms. Gendron was selected to serve on our board of directors due to her financial and business experience.



DANIEL O'LEARY

Director | Age: 69 | Director Since: 2021
Lead Independent Director
Committee: Audit, Nominating and ESG

Mr. O'Leary is an independent consultant who served as President and CEO of Edgen Murray Corporation from 2003 to 2021. He was appointed Chairman of the board of Edgen Murray in 2006. He began at Edgen Murray, a distributor for energy infrastructure components, specialized oil and gas parts and equipment, and its predecessor companies in 2003, guiding a management buyout that grew the company through a series of acquisitions and growth initiatives. The company went public in May 2012 and was acquired in 2013 by Sumitomo Corporation. Mr. O'Leary has served on the board of Vitesse Energy, Inc. (NYSE: VTS), and has been designated as Lead Director, since 2023 and Custom Ecology, Inc. since 2021. Additionally, he served as an independent director on the board of Sprint Industrial from 2017 to 2019. Mr. O'Leary has a long career in leadership positions in manufacturing and distribution, principally in the oil and gas and energy infrastructure markets. Mr. O'Leary was selected to serve on our board of directors due to his extensive management, operational, investment, and business experience.



JOHN SWYGERT

Director | Age: 56 | Director Since: 2021
Committee: Audit

Mr. Swygert has been the Executive Chairman of the Board of Directors of Ollie's Bargain Outlet Holdings, Inc. (Nasdaq: OLLI) since February 2025, and previously served as President, Chief Executive Officer, and a Director of Ollie's from December 2019 to February 2025. Prior to that, Mr. Swygert was Ollie's Executive Vice President and Chief Operating Officer since January 2018. Mr. Swygert joined Ollie's in March 2004 as Chief Financial Officer and was later promoted to Executive Vice President and Chief Financial Officer in 2011. Mr. Swygert has worked in discount retail as a finance professional for over 30 years. Prior to joining Ollie's, Mr. Swygert was Executive Vice President and Chief Financial Officer at Factory 2-U Stores, Inc. He held several positions while at Factory 2-U Stores from 1992, ranging from Staff Accountant, Assistant Controller, Controller, Director of Financial Planning and Analysis, Vice President of Finance and Planning, and Executive Vice President and Chief Financial Officer. Mr. Swygert also previously worked for PETCO Animal Supplies, Inc. in Business Development and Financial Analysis. Mr. Swygert previously served on the board of Truck Hero Holdings, Inc. from 2018 through January 2021. Mr. Swygert was selected to serve on our board of directors due to his extensive financial, operational and management experience in the retail field.

The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and ESG Committee. In addition, the Board has adopted Corporate Governance Principles and a Code of Business Conduct and Ethics. Each of these documents and the charters of the Board Committees are posted on the Company's web site at https://ir.hillmangroup.com/corporate-governance/governance-documents.

DIRECTOR INDEPENDENCE

The Board and the Nominating and ESG Committee have reviewed and evaluated transactions and relationships with Board members and Board nominees to determine the independence of each of the members or nominees. The Board does not believe that any of its non-employee members or nominees have relationships with the Company that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. The Board has determined that each of Ms. Dowling, Ms. Gendron, Ms. Honda, Mr. Jagdfeld, Mr. O'Leary, Mr. Owens, Mr. Swygert, and Mr. Woodlief are "independent directors" as defined in Nasdaq rules and the applicable SEC rules. In making these determinations, the Board considered Ms. Gendron's role as Chief Financial Officer of Jefferies through March 2023, which serves as a lender to the Company and has a current and long standing investment banking relationship with the Company.

BOARD ATTENDANCE

Each member of the Board is expected to make a reasonable effort to attend all meetings of the Board, all applicable committee meetings and each annual meeting of stockholders. There were six meetings of our Board during the fiscal year ended December 28, 2024. Each director attended at least 75% of the aggregate meetings of the Board and the committees on which he or she served in fiscal 2024. All of our directors attended our 2024 Annual Meeting of Stockholders.

BOARD LEADERSHIP STRUCTURE

Our Corporate Governance Principles provide our Board with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our Company. Currently, the roles are separated, with Mr. Cahill serving as Chairman of the Board and Mr. Adinolfi serving as Chief Executive Officer. Our Board has determined that continuing Mr. Cahill in the role of Chairman is in the best interests of our Company and its stockholders at this time because allows for Mr. Cahill to continue to support Mr. Adinolfi and management in executing the Company's strategy and business plans.

The Company revised its Corporate Governance Principles on November 2, 2023 to require a Lead Independent Director when the positions of Chairman of the Board and CEO are held by the same person. The independent directors of the Board appointed Daniel O'Leary as Lead Independent Director on November 2, 2023. The Lead Independent Director's duties include:

- Work closely with the Chairman with regard to approving the information presented to the Board and setting and approving meeting agendas and meeting schedules;
- Chair meetings of the Board in the absence of the Chairman;
- Have authority to call and oversee meetings of the independent Directors, including executive sessions of the non-employee Directors;
- Serve as the principal liaison between the independent Directors and the Chairman; and
- Take a significant role in the Board evaluation process.

Due to the strong leadership of Mr. Cahill and Mr. Adinolfi, coupled with the independent oversight provided by our independent committees and the position of Lead Independent Director, our Board has concluded that our current leadership structure is appropriate at this time. However, our Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

BOARD ROLE IN RISK OVERSIGHT

The Board executes its oversight responsibility for risk management with the assistance of its Audit Committee, Compensation Committee, and Nominating and ESG Committee. The Audit Committee oversees the Company's risk management activities, generally, and is charged with reviewing and discussing with management the Company's

major risk exposures and emerging risks and the steps management has taken to monitor, control, and manage these exposures. The Audit Committee's meeting agendas include discussions of individual risk areas throughout the year, as well as an annual summary of the risk management process, including the Company's risk assessment and risk management guidelines. The Compensation Committee oversees the Company's compensation policies generally to determine whether they create risks that are reasonably likely to have a material adverse effect on the Company. The Nominating and ESG Committee monitors compliance with the Corporate Governance Principles and reviews the Company's management of risks related to corporate social responsibility, including with respect to sustainability and the environment.

Although the Board and its committees oversee risk management for the Company, management is responsible for the day-to-day management and mitigation of the Company's risks. We believe this division of responsibility reflects the appropriate roles of the Board and management in assessing and managing risks.

DIRECTOR NOMINEE SELECTION PROCESS

The Nominating and ESG Committee is responsible for recommending to the Board a slate of nominees for election at each annual meeting of stockholders. The Nominating and ESG Committee recruits candidates for Board membership through its own efforts and through recommendations from other directors, management, and stockholders. In addition, the Nominating and ESG Committee may retain an independent search firm to assist in identifying and recruiting director candidates who meet the criteria developed by the Nominating and ESG Committee.

The Nominating and ESG Committee also considers the specific experience and abilities of director candidates in light of our current business, strategy, structure, and the current or expected needs of the Board in its identification and recruitment of director candidates.

CANDIDATES NOMINATED BY STOCKHOLDERS

Stockholders who wish to recommend director candidates for consideration by the Nominating and ESG Committee may send a written notice to the Secretary at the Company's principal executive offices. Stockholders should review the Company's Bylaws and most recent proxy statement filed with the SEC to determine the applicable deadlines for the Company's receipt of a stockholder's nomination notice.

In general, the notice should indicate the name, age, and address of the person recommended, the person's principal occupation or employment for the last five years, other public company boards on which the person serves, whether the person would qualify as independent as the term is defined under the applicable listing standards of Nasdaq, and the class and number of shares of Company securities owned by the person. The Nominating and ESG Committee may require additional information to determine the eligibility and qualifications of the person recommended. The notice should also state the name and address of, and the class and number of shares of Company securities owned by, the person or persons making the recommendation.

In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 no later than April 8, 2025, which is the date 60 calendar days prior to the one year anniversary of the 2025 Annual Meeting.

BOARD DIVERSITY

In determining whether to recommend a director nominee, the Nominating and ESG Committee members consider and discuss diversity, among other factors, with a view toward the needs of the Board as a whole. The committee members generally conceptualize diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional background, education, skills and other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board.

PERIODIC EVALUATION OF THE BOARD

The Nominating and ESG Committee oversees a Board evaluation process for the Board and its committees each year. As part of the Board evaluation process, the Board considers, among other matters, whether its composition reflects the skills needed to appropriately oversee the Company's long-term strategy and continued success. The Board also evaluates its processes and interactions with management to determine whether it is operating efficiently with respect to its oversight responsibilities.

CORPORATE GOVERNANCE PRINCIPLES

We operate under a set of Corporate Governance Principles designed to promote good corporate governance and align the interests of our Board and management with those of our stockholders. The Corporate Governance Principles relate to the role, composition, structure, and functions of the Board and the Company. The Nominating and ESG Committee is responsible for periodically reviewing these Corporate Governance Principles and recommending any changes to the Board.

MAJORITY VOTING POLICY IN UNCONTESTED ELECTIONS

Pursuant to our Corporate Governance Principles, in an uncontested election of directors (i.e., an election where the number of nominees does not exceed the number of directors to be elected), a nominee who receives more "Against" votes than "For" votes in such election is expected to promptly tender his or her resignation as a director. The Nominating and ESG Committee will consider each tendered director resignation and recommend to the Board whether to accept or reject it. After considering the recommendation of the Nominating and ESG Committee and any other information the Board deems appropriate, and within 90 days following the certification of the election results, the Board will act to accept or reject each tendered director resignation and promptly disclose its decision.

If a director's resignation is rejected, the Board will disclose the reasons for its decision, and the director will continue to serve the remainder of his or her term until his or her successor is duly elected or until his or her earlier death, resignation, or removal. If a director's resignation is accepted, the Board, in its sole discretion, may fill any resulting vacancy or decrease the size of the Board, in each case to the extent permitted by the Company's Bylaws.

Any director who tenders a resignation under this policy may not participate in the Nominating and ESG Committee recommendation or the action of the Board regarding whether to accept or reject such tender of resignation.

CODE OF CONDUCT AND ETHICS

We have adopted a code of business conduct that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer, which is available on our website at https://ir.hillmangroup.com/esg-governance/esg-governance-documents. Our code of business conduct is a "code of ethics", as defined in Item 406(b) of Regulation S-K. Please note that our internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our internet website.

ESG EFFORTS

Our ESG efforts and reporting continue to evolve in a manner that is beneficial to the Company and our shareholders, and to align with upcoming reporting requirements of certain states as they come to be effective. Hillman publishes an annual ESG Fact Sheet to highlight our efforts. Our most recent ESG Fact Sheet is posted on the Company's web site at https://ir.hillmangroup.com/esg-governance/esg-governance-documents.

COMPENSATION RECOVERY POLICY (CLAWBACK)

We have adopted a Compensation Recovery Policy that provides for the recovery of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. A copy of our Compensation Recovery Policy was filed as Exhibit 97 to our Annual Report on Form 10-K.

INSIDER TRADING ARRANGEMENTS AND POLICIES

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees and certain contractors, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K.

PROHIBITION ON HEDGING AND PLEDGING

Our Insider Trading Policy prohibits directors and executive officers from engaging, directly or indirectly, in the pledging of, hedging transactions in, or short sales of, Hillman securities.

EQUITY GRANT POLICY

Our Equity Grant Policy was approved by our Compensation Committee and specifies a procedure and timing for granting and pricing equity awards to protect against any appearance of spring loading or timing the grant of equity awards for the benefit of the grantee. The Equity Grant Policy designates quarterly predetermined grant dates for

the granting of equity awards to employees, including our Executive Officers (a “Predetermined Quarterly Grant Date”), unless such date would fall during a blackout period. The Company selects Predetermined Quarterly Grant Dates because they will fall within the Company’s regular open trading window and should protect against any appearance of spring loading or timing the grant of equity awards for the benefit of the grantee.

Equity grants, including stock options, to our employees, including our executive officers, are generally approved annually at a meeting of the Compensation Committee that is held during the first quarter of each year. The grants are typically expressed and approved in fixed dollar terms, with the grant being effective as of, and the number of equity awards and exercise price calculated based on, the market value of the Company’s stock on the next Predetermined Quarterly Grant Date, which is during an open trading window (i.e. at least two full trading days following the release of earnings).

During our fiscal year ended December 28, 2024, we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

STOCKHOLDER COMMUNICATION WITH THE BOARD

Any of the directors may be contacted by writing to them at: Board of Directors, c/o Secretary’s Office, Hillman Solutions Corp., 1280 Kemper Meadow Dr., Forest Park, Ohio 45240. The directors have requested that the Secretary of the Company act as their agent in processing any communication received. All communications that relate to matters that are within the scope of responsibilities of the Board and its committees will be forwarded to the Board. Communications relating to matters within the responsibility of one of the committees of the Board will be forwarded to the Chairperson of the appropriate committee. Communications relating to ordinary business matters are not within the scope of the Board’s responsibility and will be forwarded to the appropriate officer at the Company. Solicitations, advertising materials, and frivolous or inappropriate communications will not be forwarded.

Committees of the Board

To assist the Board in undertaking its responsibilities, and to allow deeper engagement in certain areas of Company oversight, the Board has established the following three standing committees: Audit Committee, Compensation Committee, and Nominating and ESG Committee.

All committees are composed exclusively of independent directors, as defined in Nasdaq rules and the applicable SEC rules. The current charter of each Board committee is available on our website at www.ir.hillmangroup.com under Corporate Governance – Governance Documents.

AUDIT COMMITTEE

Number of Meetings in 2024: 5

MEMBERS	**Philip K. Woodlief (Chair), Teresa Gendron, Daniel O'Leary, John Swygert**

COMMITTEE FUNCTIONS

- Assist the Board in its oversight of:
  - Integrity of the consolidated financial statements of the Company;
  - The Company's compliance with legal and regulatory requirements;
  - Independent auditor's qualifications and independence;
  - Performance of the Company's internal audit function and independent auditors; and
  - The Company's internal control over financial reporting.
- Appoint, retain or terminate the Company's independent auditors and pre-approve all audit, audit-related, tax, and other services, if any, to be provided by the independent auditors; and
- Prepare the Audit Committee Report.

COMPENSATION COMMITTEE

Number of Meetings in 2024: 5

MEMBERS	Aaron P. Jagdfeld (Chair), Diana Dowling, Diane Honda

COMMITTEE FUNCTIONS

- Review and approve the Company's overall compensation strategy;
- Review and approve, or recommend to the Board for approval, the compensation of the CEO and executive officers of the Company;
- Administers the Company's executive compensation policies and programs, including determining grants of equity awards under the plans;
- Prepare the Compensation Committee Report; and
- Has sole authority to retain and direct the committee's compensation consultant.

NOMINATING AND ESG COMMITTEE

Number of Meetings in 2024: 4

MEMBERS	David A. Owens (Chair), Diana Dowling, Daniel O'Leary

COMMITTEE FUNCTIONS

- Oversee the Company's corporate governance policies and procedures;
- Identify individuals qualified to become new directors, consistent with criteria approved by the Board;
- Review the qualifications of incumbent directors to determine whether to recommend them for reelection;
- Recommend to the Board qualified individuals to serve as committee members on the various Board committees;
- Review the Board's performance and director independence; and
- Review the Company's ESG goals and initiatives and monitor the Company's progress against the same.

AUDIT COMMITTEE EXPERTISE

The Board has determined that Philip K. Woodlief qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the Nasdaq Stock Market. The Board has determined that Mr. Woodlief is an independent director as defined under applicable Nasdaq rules.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee was at any time during fiscal year 2024, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity during fiscal year 2024, one of whose executive officers served as a director of our Board or member of our Compensation Committee.

Shares Authorized for Issuance Under Existing Equity Compensation Plans

The following table provides information regarding shares outstanding and available for issuance under our existing equity compensation plans as of December 28, 2024.

	Equity Compensation Plan Information		
	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options and awards	Weighted-average exercise price of outstanding options and awards	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation plans approved by shareholders	15,550,457	8.65	5,496,454
Equity Compensation plans not approved by shareholders	—	—	—
Total	15,550,457	8.65	5,496,454

Beneficial Ownership of Common Stock

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the common shares beneficially owned as of April 1, 2025 by Hillman's directors, the NEOs, and the directors and executive officers as a group. The percentage of ownership is based on 203,385,776 of Hillman common shares outstanding on April 1, 2025, which includes the number of shares of common stock that could be acquired within 60 days following April 1, 2025 by the exercise of stock options and the vesting of time-based restricted stock units ("RSUs") held by our directors and executive officers set forth in footnote 3 below.

	Shares Beneficially Owned	
Name(1)	**Amount and Nature of Beneficial Ownership (#)(2)(3)**	**Percent of Class (%)**
Douglas Cahill	6,826,657	3.3 %
Jon Michael Adinolfi	960,199	*
Daniel O'Leary	42,236	*
John Swygert	25,029	*
Aaron Jagdfeld	197,061	*
David Owens	81,683	*
Philip Woodlief	71,904	*
Diana Dowling	32,236	*
Teresa Gendron	32,236	*
Diane Honda	14,699	*
Robert Kraft	1,202,468	*
George Murphy	214,366	*
Scott K. Moore	123,713	*
Scott Ride	274,721	*
All directors and executive officers as a group (eighteen individuals)	**10,334,185**	**4.9 %**

* Less than 1%

(1) Unless otherwise noted, the business address of each beneficial owner is c/o The Hillman Group, Inc., 1280 Kemper Meadow Dr., Cincinnati, Ohio 45240.

(2) This column consists of shares for which the directors and executives, directly or indirectly, have the power to vote or to dispose, or to direct the voting or disposition thereof, and also includes shares for which the person has the right to acquire beneficial ownership within 60 days following April 1, 2025. Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the shares reported. None of the shares reported are pledged as security.

(3) Figures for the directors and executive officers include the number of shares of common stock that could have been acquired within 60 days following April 1, 2025 by the exercise of stock options or the vesting of time-based RSUs awarded under our equity plans as set forth below:

Name	RSUs (#)	Options (#)
Douglas Cahill	—	6,448,645
Jon Michael Adinolfi	—	679,947
Dan O'Leary	—	—
John Swygert	—	—
Aaron Jagdfeld	—	—
David Owens	—	49,447
Philip Woodlief	—	29,668
Diana Dowling	—	—
Teresa Gendron	—	—
Diane Honda	—	—
Robert Kraft	—	987,784
George Murphy	—	186,667
Scott Moore	—	92,455
Scott Ride	—	274,721
All directors and executive officers as a group (eighteen individuals)	**—**	**8,837,356**

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding the beneficial owners of more than five percent of Hillman common shares as of the close of business on April 1, 2025, based on reports on Schedule 13G or Schedule 13D and other information filed with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Ownership (#)	Percentage of Class (%)
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	19,267,632	9.9 %
Kayne Anderson Rudnick Investment Management, LLC[2] 2000 Avenue of the Stars, Suite 1110 Los Angeles, CA 90067	14,977,324	7.7 %
BlackRock, Inc.[3] 50 Hudson Yards New York, NY 10001	14,257,243	7.3 %
Jefferies Financial Group Inc.[4] 520 Madison Ave. New York, New York 10022	9,855,076	5.1 %

(1) This information is based on a Schedule 13-G/A filed by The Vanguard Group on February 13, 2024. The Vanguard Group has sole voting power for none of the shares, shared voting power for 132,312 of the shares, sole dispositive power for 18,958,079 of the shares, and shared dispositive power for 309,553 of the shares.

(2) This information is based on a Schedule 13-G/A filed by Kayne Anderson Rudnick Investment Management, LLC on February 13, 2024. Kayne Anderson Rudnick Investment Management, LLC has sole voting power for 8,884,528 of the shares, shared voting power for 3,675,621 of the shares, sole dispositive power for 11,301,703 of the shares, and shared dispositive power for 3,675,621 of the shares.

(3) This information is based on a Schedule 13-G filed by BlackRock, Inc. on January 26, 2024. BlackRock, Inc. has sole voting power for 13,867,710 of the shares, shared voting power for none of the shares, sole dispositive power for 14,257,243 of the shares, and shared dispositive power for none of the shares.

(4) This information is based on a Schedule 13-G/A filed by Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries, on February 14, 2024. Jefferies Financial Group Inc. has sole voting power for none of the shares, shared voting power for 9,855,076 of the shares, sole dispositive power for none of the shares, and shared dispositive power for 9,855,076 of the shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers, and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the SEC. Based on the information available to us during the fiscal year 2024, we believe that all applicable Section 16(a) reports were timely filed.

Certain Relationships and Related Party Transactions

SALES TO OLLIE’S BARGAIN OUTLET

In fiscal 2024, Hillman made sales of $0.6 million to Ollie's Bargain Outlet Holdings, Inc. ("Ollie's"). The sales consisted of several transactions for the sale of excess inventory. John Swygert, Executive Chairman of Ollie's since 2025, and before that President and Chief Executive Officer of Ollie's, is a member of our Board of Directors.

RELATED PARTY TRANSACTION POLICY

The Board has adopted a written related party transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related party had, has, or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related party.

In reviewing and approving any such transactions, our Audit Committee is tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. All of the transactions described in this section were approved by our Audit Committee or Board, as applicable.

Information about our Executive Officers

The following persons serve as our executive officers:

Name	Position	Age
Jon Michael Adinolfi	President and Chief Executive Officer	49
Douglas J. Cahill	Executive Chairman	65
Robert O. Kraft	Chief Financial Officer and Treasurer	54
Scott C. Ride	President, Hillman Canada	54
Scott K. Moore	President, Robotics & Digital Solutions	54
Robert D. Davis	Executive Vice President, Global Supply Chain	66
Brett A. Hillman	Executive Vice President, Sales and Field Service	45
Amanda Kitzberger	Chief Legal Officer and Secretary	44
Aaron Parker	Chief People Officer	40

The following is a brief biography of each of our executive officers. References to executive officer service to Hillman include service to our predecessor companies HMAN Group Holdings, Inc. and The Hillman Companies, Inc., as applicable.

JON MICHAEL ADINOLFI

Jon Michael Adinolfi ("JMA") serves as President and Chief Executive Officer since January 1, 2025, after serving as Chief Operating Officer of Hillman since June of 2023. Prior to COO, Mr. Adinolfi served as Divisional President, Hillman U.S., a role he held since joining Hillman in 2019. Prior to his time at Hillman, Mr. Adinolfi served as President of U.S. Retail for Stanley Black & Decker from November 2016 to July 2019; served as President of Hand Tools for Stanley Black & Decker from October 2013 to December 2016; and served as the CFO - North America, CDIY for Stanley Black & Decker from June 2011 to September 2013. Prior to that, he worked as President at Crown Bolt from 2008 to 2011.

DOUGLAS J. CAHILL

Douglas J. Cahill serves as Executive Chairman since January 1, 2025, after serving as Chairman since 2014 and as Hillman's President and Chief Executive Officer from 2019 to 2024. Prior to joining Hillman, Mr. Cahill was a Managing Director of CCMP from July 2014 to July 2019 and was a member of CCMP's Investment Committee and previously was an Executive Adviser of CCMP from March 2013. Mr. Cahill served as President and Chief Executive Officer of Oreck, the manufacturer of upright vacuums and cleaning products, from May 2010 until December 2012. Prior to joining Oreck, Mr. Cahill served for eight years as President and Chief Executive Officer of Doane Pet Care Company, a private label manufacturer of pet food and former CCMP portfolio company, through to its sale to MARS Inc. in 2006. From 2006 to 2009, Mr. Cahill served as president of Mars Petcare U.S. Prior to joining Doane in 1997, Mr. Cahill spent 13 years at Olin Corporation, a diversified manufacturer of metal and chemicals, where he served in a variety of managerial and executive roles. Mr. Cahill serves as a Board Member for Junior Achievement of Middle Tennessee and the Visitor Board at Vanderbilt University's Owen Graduate School of Management. In January 2009, Mr. Cahill was appointed as an Adviser to Mars Incorporated. Mr. Cahill previously served as a director of Banfield Pet Hospital from 2006 to 2016, Ollie's Bargain Outlet (Nasdaq: OLLI) from 2013 to 2016, Jamieson Laboratories from 2014 to 2017, Founder Sport Group from 2016 to 2019, and Shoes for Crews from 2015 to 2019.

ROBERT O. KRAFT

Robert O. Kraft serves as Hillman's Chief Financial Officer and Treasurer since November 2017. Prior to joining Hillman, Mr. Kraft served as the President of the Omnicare (Long Term Care) division, and an Executive Vice President, of CVS Health Corporation from August 2015 to September 2017. From November 2010 to August 2015, Mr. Kraft was Chief Financial Officer and Senior Vice President of Omnicare, Inc. Mr. Kraft began his career with PriceWaterhouseCoopers LLP in 1992, was admitted as a Partner in 2004, and is a certified public accountant (inactive). Mr. Kraft currently serves on the board of Medpace Holdings, Inc (Nasdaq: MEDP).

SCOTT C. RIDE

Scott C. Ride serves as President of The Hillman Group Canada ULC. Mr. Ride joined The Hillman Group Canada as the Chief Operating Officer in January 2015. Prior to joining Hillman, Mr. Ride served as the President of Husqvarna Canada from May 2011 through September 2014. From 2005 to 2011, Mr. Ride served in a variety of roles of increasing responsibility at Electrolux, including Senior Director of Marketing, Vice President and General Manager, and President.

SCOTT K. MOORE

Scott K. Moore serves as Hillman's Divisional President, Robotics and Digital Solutions since May 2024. Prior to that, Mr. Moore was our Chief Technology Officer from August 2022 to May 2024. From August 2018 to August 2022, Mr. Moore served as Senior Vice President, IT, of Hillman's Robotics and Digital Solutions division, and in the same role at MinuteKey from 2011 to August 2018 when the company was acquired by Hillman. From 2006 to 2011, Mr. Moore served as Chief Information Officer of AP-Networks, an oil and gas consultancy using data analytics to improve performance.

ROBERT D. DAVIS

Robert D. Davis serves as Hillman's Executive Vice President of Global Supply Chain since February 2024. Mr. Davis joined Hillman in November 2021 as Vice President of Transportation and Indirect Sourcing, then served as Vice President of Operations for Hillman's Protective Solutions Division while maintaining his role for Transportation, and also had additional responsibilities of Global Sourcing and Packaging. Prior to his time at Hillman, Mr. Davis worked for Home Depot from 2005 to 2021 in various supply chain leadership roles, including leading all supply chain operations for Crown Bolt for twelve years.

BRETT A. HILLMAN

Brett A. Hillman serves as Executive Vice President, Sales & Field Service since February 2024. Prior to this role, Mr. Hillman served as Vice President & General Manager of our Hardware Solutions division from 2022 to 2024. From 2019 to 2022, he served as Hillman's Vice President, Traditional Hardware & Strategic Accounts Sales. Prior to that, he served as Hillman's Director of Traditional Hardware Sales from 2016 to 2019, leading one of the industry's largest field sales teams. From 2014 to 2016, Mr. Hillman was Hillman's Director of Tractor Supply & Home Depot Sales, and served in various sales leadership roles at Hillman from 2005 to 2013.

AMANDA KITZBERGER

Amanda Kitzberger serves as Hillman's Chief Legal Officer and Secretary since February 2023. From July 2021 to January 2023, Ms. Kitzberger served as Hillman's Vice President Human Resources and Administration. Ms Kitzberger served as Assistant General Counsel at Hillman from 2019 to 2021. Prior to joining Hillman, Ms. Kitzberger was the Vice President and General Counsel at Clopay Plastic Products Co from 2014 to 2018 and served in in-house legal counsel roles at GOJO Industries, Inc. from 2008 to 2014.

AARON J. PARKER

Aaron Parker serves as Hillman's Chief People Officer since February 2023. From September 2020 to February 2023, Mr. Parker served as Director, then Senior Director, of Human Resources at Hillman. Prior to joining Hillman, Mr. Parker served in various positions in Human Resources at Fifth Third Bancorp from 2014 to 2020 and at Macy's, Inc. from 2009 to 2014.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides an overview and analysis of our compensation programs, the compensation decisions we have made under these programs, and the factors we considered in making these decisions with respect to the compensation earned by the following individuals, who as determined under the rules of the SEC are collectively referred to herein as our named executive officers ("NEOs") for fiscal year 2024:

- Douglas J. Cahill, President and Chief Executive Officer (Effective 1/1/2025 - Executive Chairman)
- Robert O. Kraft, Chief Financial Officer and Treasurer
- Jon Michael Adinolfi, Chief Operating Officer (Effective 1/1/2025 - President and Chief Executive Officer)
- George S. Murphy, Former Divisional President, Hardware & Protective Solutions
- Scott C. Ride, President, Hillman Canada
- Scott K. Moore, Divisional President, Robotics and Digital Solutions

Overview of the Compensation Program

COMPENSATION PHILOSOPHY

The objective of our corporate compensation and benefits program is to establish and maintain competitive total compensation programs that will attract, motivate, and retain the qualified and skilled workforce necessary for the continued success of our business. To help align compensation paid to executive officers with the achievement of corporate goals, we have designed our cash compensation program as a pay-for-performance based system that rewards NEOs for their individual performance and contribution in achieving corporate goals. In determining the components and levels of NEO compensation each year, the Compensation Committee of our Board considers Company performance, and each individual's performance and potential to enhance long-term stockholder value. To remain competitive, our Compensation Committee also periodically reviews compensation survey information provided by our compensation consultant as another factor in setting NEO compensation. Our Compensation Committee relies on judgment and does not have any formal guidelines or formulas for allocating between long-term and currently paid compensation, cash and non-cash compensation, or among different forms of non-cash compensation for our NEOs.

COMPONENTS OF TOTAL COMPENSATION

Compensation packages in 2024 for the Company's NEOs were comprised of the following elements:

Short-Term Compensation Elements	
Element	**Role and Purpose**
Base Salary	Attract and retain executives and reward their skills and contributions to the day-to-day management of our Company.
Annual Performance-Based Bonuses	Motivate the attainment of annual Company and division, financial, operational, and strategic goals by paying bonuses determined by the achievement of specified performance targets with a performance period of one year.
Discretionary Bonuses	From time to time, the Company may award discretionary bonuses to compensate executives for special contributions or extraordinary circumstances or events.

Long-Term Compensation Elements	
Element	**Role and Purpose**
Stock Options, Restricted Stock Units, other Equity-Based Awards	Motivate the attainment of long-term value creation, align executive interests with the interests of our stockholders, create accountability for executives to enhance stockholder value, and promote long-term retention through the use of multi-year vesting equity awards.
Change of Control Benefits	Promote long-term retention and align the interests of executives with stockholders by providing for (i) for the pre-2021 time based awards granted prior to becoming a public company, acceleration of equity vesting in the event of a change in control transaction; and (ii) for all performance based awards granted at any time, and all time based awards granted in 2021 or later as a public company or in anticipation of becoming a public company, no mandatory acceleration of equity vesting in the event of a change in control transaction.
Severance Benefits	We adopted an Executive Severance Plan that provides severance protection in the form of continued base salary, COBRA premiums, and a pro-rated performance bonus in the event of a termination of employment without cause or for good reason for individual NEOs, as described below. The severance benefit is enhanced if the termination is within 24 months following a change in control transaction.

Benefits	
Element	**Role and Purpose**
Employee Benefit Plans and Perquisites	Participation in Company-wide health and retirement benefit programs provide financial security and additional compensation commensurate with senior executive level duties and responsibilities.

Process

ROLE OF THE COMPENSATION COMMITTEE AND MANAGEMENT

Our Compensation Committee meets at least quarterly to review and consider base salary and any proposed adjustments, prior year annual performance bonus results and targets for the current year, and any long-term incentive awards. Our Compensation Committee also reviews the compensation package for all new executive officer hires.

The key member of management involved in the compensation process is our Chief Executive Officer ("CEO"), which was Douglas J. Cahill in 2024. Our CEO presents recommendations for each element of compensation for each NEO, other than himself, to our Compensation Committee, which in turn evaluates these goals and either approves or appropriately revises and approves them. On an annual basis, a comprehensive report is provided by the CEO to our Compensation Committee on all of our compensation programs.

DETERMINATION OF CEO COMPENSATION

Our Compensation Committee determines and approves the level of each element of compensation for our CEO. Consistent with its determination process for other NEOs, our Compensation Committee considers a variety of factors when determining compensation for our CEO, including past corporate and individual performance, compensation information from our peer group, input from our compensation consultant, and general market survey data for similar size companies.

ASSESSMENT OF MARKET DATA AND ENGAGEMENT OF COMPENSATION CONSULTANTS

In establishing the compensation for each of our NEOs, our Compensation Committee considers information about the compensation practices of companies both within and outside our industry and geographic region, and considers evolving compensation trends and practices generally. Our Compensation Committee reviews market data provided by our compensation consultant. Our Compensation Committee may review such survey data for market trends and developments, and utilize such data as one factor when making its annual compensation determinations.

Pearl Meyer & Partners, LLC ("Pearl Meyer") has been engaged since 2021 as an independent executive compensation consultant to advise on the executive and director compensation programs of Hillman. We continued to engage Pearl Meyer in 2024 and anticipate that we will continue to use an executive compensation consultant going forward.

ROLE OF COMPENSATION CONSULTANT

Pearl Meyer, our independent compensation consultant, provides research, market data, survey, proxy information, and design expertise in developing executive and director compensation programs. As requested by the Compensation Committee, Pearl Meyer provided the Compensation Committee with market data from proprietary databases and publicly available information to consider when making compensation decisions for the NEOs. Pearl Meyer also provided similar input to support compensation recommendations and decisions made for Company executives who are not NEOs.

Pearl Meyer regularly attended Compensation Committee meetings in fiscal 2024 and advised the Compensation Committee on principal aspects of executive compensation, including the competitiveness of individual executive pay levels and short- and long-term incentive designs. Pearl Meyer also provided advice with respect to the non-employee director compensation program and our CEO Transition. Pearl Meyer is engaged by and reports directly to the Compensation Committee. In reaching the conclusion that Pearl Meyer is independent, the Compensation Committee considered the compensation consultant independence factors set forth in Rule 10C-1(b)(4) of the Securities Exchange Act of 1934, as amended.

CEO TRANSITION

Our Compensation Committee also engaged Pearl Meyer's Leadership practice in 2024 to advise the Board and the Compensation Committee in connection with Mr. Adnolfi's transition from Chief Operating Officer to the role of President and Chief Executive Officer; and Mr. Cahill's transition from President and Chief Executive Officer to Executive Chairman (collectively, the "CEO Transition"). Pearl Meyer advised on transition planning, roles and responsibilities, onboarding, and communication plans. Our compensation consultant from Pearl Meyer provided advice on the executive compensation aspects of Mr. Adinolfi and Mr. Cahill in their new roles.

DEVELOPMENT AND USE OF PEER GROUP

Based on Pearl Meyer's recommendation, the Compensation Committee adopted a peer group of publicly traded industrial and consumer discretionary companies with similar revenues and market cap to determine competitive pay levels for input into the Compensation Committee's decision-making process. For 2024, we used the following peer group (the "Peer Group"):

Allegion plc	JELD-WEN Holding, Inc.	Simpson Manufacturing Co., Inc.
American Woodmark Corporation	Leslie's, Inc.	SiteOne Landscape Supply, Inc.
Armstrong World Industries, Inc.	Lumber Liquidators Holdings, Inc.	Spectrum Brands Holdings, Inc.
Dorman Products, Inc.	Masonite International Corporation	The AZEK Company Inc.
Floor & Decor Holdings, Inc	PGT Innovations, Inc.	Trex Company, Inc.
Gibraltar Industries, Inc.	Pool Corporation	YETI Holdings, Inc.
Griffon Corporation	Richelieu Hardware Ltd.	

As of the date on which the 2024 Peer Group was evaluated for purposes of providing input with respect to fiscal 2024 compensation, Hillman had the following financial characteristics compared to our 2024 Peer Group:

- Our net sales were at the 32nd percentile; and
- Our market capitalization was at the 21st percentile.

The Compensation Committee made no changes to the 2024 Peer Group compared to the 2023 Peer Group.

The Compensation Committee has not set a range or percentile relative to its Peer Group for determining the compensation of our NEOs and other executive officers. Rather, the Peer Group is reviewed as one of many factors by our Compensation Committee.

Short-Term Compensation Elements

BASE SALARY

We believe that executive base salaries are an essential element to attract and retain talented and qualified executives. Base salaries are designed to provide financial security and a minimum level of fixed compensation for services rendered to the Company. Base salary adjustments may reflect an individual's performance, experience, cost of living adjustments, and/or changes in job responsibilities. We also consider the other compensation we provide to our NEOs, such as the grant date value of recently granted equity awards, when determining base salary.

The rate of annual base salary for each NEO as of the last day of the applicable fiscal year is set forth below.

Name	2024 Base Salary ($)	2023 Base Salary ($)	2022 Base Salary ($)
Douglas J. Cahill	800,000	800,000	700,000
Robert O. Kraft	500,000	500,000	415,000
Jon Michael Adinolfi	500,000	500,000	400,000
George S. Murphy	400,000	350,000	350,000
Scott K. Moore	350,000	285,000	285,000
Scott C. Ride (1)	306,969	334,588	273,766

(1) Mr. Ride is based in Canada and paid in Canadian dollars. His base salaries were converted to U.S. dollars for disclosure purposes using the following rates: 1.4416 effective December 28, 2024, 1.3226 effective December 30, 2023, and 1.3544 effective December 31, 2022.

The increase, if any, in base salary for each NEO for a fiscal year reflects each individual's particular skills, responsibilities, experience, and prior year performance. The fiscal year 2024 base salary amounts were determined as part of the total compensation paid to each NEO and were not considered, by themselves, as fully compensating the NEOs for their service to the Company.

In connection with our CEO Transition effective for fiscal year 2025, Mr. Adinolfi's annual base salary was increased to $700,000, and Mr. Cahill's annual base salary will remain $800,000.

ANNUAL PERFORMANCE-BASED BONUSES

Each NEO is eligible to receive an annual cash bonus under the terms of a performance-based bonus plan. Each NEOs bonus opportunity specifies an annual target, threshold, and maximum bonus as a percentage of the NEO's annual base salary, which percentages may be adjusted for any particular year in the discretion of our Board. The specific performance criteria and performance goals are established and approved annually by our Compensation Committee in consultation with our CEO (other than with respect to himself). The performance targets are communicated to the NEOs following formal approval by our Compensation Committee, which normally occurs in the first quarter of our fiscal year.

The table below shows the target bonus and threshold and maximum bonuses as a percentage of base salary for each NEO for 2024. Generally, the higher the level of responsibility of the NEO within the Company, the greater the percentages of base salary applied for that individual's target and maximum bonus compensation.

2024 Threshold, Target and Maximum Bonus			
Name	2024 Threshold Bonus as a Percentage of Base Salary (%)	2024 Target Bonus as Percentage of Base Salary (%)	2024 Maximum Bonus as Percentage of Base Salary (%)
Douglas J. Cahill	50%	100%	200%
Robert O. Kraft	30%	60%	120%
Jon Michael Adinolfi	30%	60%	120%
George S. Murphy	25%	50%	100%
Scott K. Moore	25%	50%	100%
Scott C. Ride	25%	50%	100%

In connection with our CEO Transition effective for fiscal year 2025, Mr. Adinolfi's target bonus opportunity increased to 100% of base salary, and Mr. Cahill's target bonus opportunity will remain 100% of base salary.

The table below shows the performance criteria for fiscal year 2024 selected for each NEO and the relative weight of total target bonus assigned to each component.

2024 Performance Criteria and Relative Weight		
Name	Adjusted EBITDA (%)	Adjusted Leverage Ratio (%)
Douglas J. Cahill	70%	30%
Robert O. Kraft	70%	30%
Jon Michael Adinolfi	70%	30%
George S. Murphy	70%	30%
Scott K. Moore	70%	30%
Scott C. Ride	70%	30%

For 2024, the bonus criteria for all NEOs included two Company performance goals measured by (1) our Adjusted EBITDA for the year ended December 28, 2024, which is our consolidated earnings before interest, taxes, depreciation, and amortization, as adjusted for non-recurring charges as shown under the header "Adjusted EBITDA" ("Adjusted EBITDA"), and (2) our adjusted leverage ratio, which is ratio of (a) overall indebtedness less cash as of year ended December 28, 2024; to (b) Adjusted EBITDA during the year ended December 28, 2024 ("Adjusted Leverage Ratio").

For any bonus to be awarded, the Adjusted EBITDA target must meet the threshold. Once the Adjusted EBITDA threshold is met, the final payout is dependent on the achievement of all metrics and their respective targets. Achievement at levels between threshold and maximum will result in payments on a sliding scale.

Adjusted EBITDA and Adjusted Leverage Ratio are non-GAAP measures. Please refer to Appendix A for additional information, including our definitions and use of Adjusted EBITDA and Adjusted Leverage Ratio, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.

The threshold, target, and maximum amounts and payout levels of each of the Adjusted EBITDA and Adjusted Leverage Ratio targets that determine the annual bonus payouts to each of the NEOs are as follows (amounts in thousands):

Metric	Threshold	Target	Maximum
Adjusted EBITDA (1)	$219,400	$235,000	$260,000
Payout	50%	100%	200%

Metric	Threshold	Target	Maximum
Adjusted Leverage Ratio (1)	3.3	2.9	2.5
Payout	50%	100%	200%

(1) Non-GAAP metric, see Appendix A to this proxy statement for additional information, including our definitions, use of, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.

For the the fiscal year ended December 28, 2024, our reported Adjusted EBITDA and Adjusted Leverage Ratio include the impact of (i) a $8.6 million write off of receivables from True Value in connection with its Chapter 11 bankruptcy; and (ii) $2.4 million of Adjusted EBITDA generated from Intex DIY after we acquired it on August 23, 2024 through the end of our fiscal year on December 28, 2024. The Compensation Committee exercised its discretion and determined that (i) the impact from the True Value bankruptcy should be excluded for purposes of determining the compensation of our executive officers and other employees given that it was an extraordinary and infrequent event; and (ii) the impact from the Intex DIY acquisition should be excluded given that the Intex DIY acquisition was not contemplated at the time the performance criteria were set by our Compensation Committee. These adjustments

had the net effect, for compensation purposes, of increasing our Adjusted EBITDA by $6.2 million and reducing the Adjusted Leverage Ratio by 0.2.

The level of performance actually reported and the deemed achievement after adjustment by our Compensation Committee for the fiscal year ended December 28, 2024 in each of the above categories was as follows (dollar amounts in thousands):

Metric	Target	Actual Reported	Deemed Achievement	Deemed Achievement to Target	Resulting Payout Factor (%)
Adjusted EBITDA (1)	$235,000	$241,753	$248,000	105.5%	152.0%
Adjusted Leverage Ratio (1)	2.9	2.8	2.6	112.4%	179.5%

(1) Non-GAAP metric, see Appendix A to this proxy statement for additional information, including our definitions, use of, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.

The annual performance based bonus paid to each of our NEOs for the year ended December 28, 2024 was as follows:

Name	2024 Target Bonus ($)	Plan Based Bonus Calculation ($)	% of Target Bonus	Discretionary Adjustments	Bonus Actually Paid	% of Target Bonus
Douglas J. Cahill	800,000	1,282,400	160.3%	—	1,282,400	160.3%
Robert O. Kraft	300,000	480,900	160.3%	—	480,900	160.3%
Jon Michael Adinolfi	300,000	480,900	160.3%	—	480,900	160.3%
George S. Murphy	195,287	313,045	160.3%	—	313,045	160.3%
Scott K. Moore	167,131	267,911	160.3%	$(17,215)	250,696	150.0%
Scott C. Ride (1)	153,484	246,334	160.5%	$22,562	268,896	175.2%

(1) Mr. Ride is based in Canada and paid in Canadian dollars. His 2024 Target bonus was converted to U.S. dollars for disclosure using 1.4416 exchange rate effective December 28, 2024.

As indicated in the table above, the Compensation Committee exercised its discretion to decrease Mr. Moore's bonus for 2024 to reflect a payout of 150% of his bonus target. The Committee took this action to more closely align Mr. Moore's bonus with the financial performance of the RDS segment he leads.

The Compensation Committee also exercised its discretion to increase Mr. Ride's bonus for 2024 to reflect a payout of 175% of his bonus target due to his continued excellent leadership of our Canada segment and industrial business.

Long-Term Compensation Elements

STOCK OPTIONS AND RESTRICTED SHARES

All equity awards granted prior to becoming a public company on July 14, 2021 were granted under the 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”), pursuant to which we may grant options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards for up to an aggregate of 14,523,510 shares of stock. The 2014 Equity Incentive Plan is administered by the Compensation Committee. No further grants will be made from the 2014 Equity Incentive Plan.

Upon becoming a public company on July 14, 2021, the Company established the 2021 Equity Incentive Plan. Under the 2021 Equity Incentive Plan, as amended (the “2021 Equity Incentive Plan”), the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan as of the Effective Date is (i) 9,150,814 shares, plus (ii) the number of shares of Stock underlying awards under the 2014 Equity Incentive Plan that on or after July 14, 2021 expire or become unexercisable, or are forfeited, cancelled, or otherwise terminated, in each case, without delivery of shares or cash therefor, and would have become available again for grant under the 2014 Equity Incentive Plan in accordance with its terms (not to exceed 14,523,510 shares of Stock in the aggregate) (the “Share Pool”). All grants made after becoming a public company on July 14, 2021 and going forward will be made from the 2021 Equity Incentive Plan.

Our equity incentive plans are designed to align the interests of our stockholders and executive officers by increasing the proprietary interest of our executive officers in our growth and success to advance our interests by attracting and retaining key employees, and motivating such executives to act in our long-term best interests. We grant equity awards to promote the success and enhance the value of the Company by providing participants with an incentive for outstanding performance. Equity-based awards also provide the Company with the flexibility to motivate, attract, and retain the services of employees upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent.

In the year ended December 28, 2024, we granted 439,810 stock options to NEOs under the 2021 Equity Incentive Plan. See the Grants of Plan-Based Awards in Fiscal Year 2024 table below for details of the grant for each NEO. The options vest in four equal annual installments, subject to the grantee’s continued employment on the vesting dates.

For fiscal 2025, the Compensation Committee determined to grant performance stock units, using return on invested capital as the performance metric, to our named executive officers instead of granting stock options. For fiscal 2025, the equity awards granted to our named executive officers were 50% performance stock units and 50% restricted stock units.

In the year ended December 28, 2024, we granted 412,215 RSUs to NEOs under the 2021 Equity Incentive Plan. See the Grants of Plan-Based Awards in Fiscal Year 2024 table below for details of the grant for each NEO. The RSUs vest on the third anniversary of the grant date, subject to the grantee’s continued employment on such vesting date, with the exception of a one time grant of 157,894 RSUs, with a grant date value of $1.5 million, to Mr. Kraft granted on September 7, 2024 that will vest 50% on the third anniversary of the grant date, 25% on the fourth anniversary of the grant date, and 25% on the fifth anniversary of the grant date. The Compensation Committee granted these RSUs to Mr. Kraft to promote his leadership through the Company’s CEO Transition and promote further alignment with long term goals as a key leader at the Company.

Severance and Change in Control Benefits

On November 2, 2023, the Board of Directors of the Company adopted the Hillman Solutions Corp. Executive Severance Plan (the "Severance Plan"). The primary purpose of the Severance Plan is to standardize and clarify the severance arrangements of our named executive officers (other than Mr. Murphy and Mr. Ride) and the related terms and conditions.

Each of our named executive officers, other than Mr. Murphy and Mr. Ride, participate in the Plan. As a condition to participating in the Severance Plan, each of our named executive officers (other than Mr. Murphy and Mr. Ride) agreed to terminate their employment agreements, if any, with the Company effective November 2, 2023.

Executives covered by the Severance Plan will generally be eligible to receive severance benefits in the event of a termination by the Company without “cause” or by the executive for “good reason” (each as defined in the Severance

Plan). The severance benefit is enhanced if the termination is within 24 months following a change in control transaction.

Mr. Ride's employment agreement provides for severance payments and benefits in the event his employment is terminated under specified conditions including death, disability, termination by the Company without "cause," or Mr. Ride resigns for "good reason" (each as defined in the agreement).

Mr. Murphy's employment agreement provides for severance payments and benefits in the event his employment is terminated under specified conditions including death, disability, termination by the Company without "cause," or Mr. Murphy resigns for "good reason" (each as defined in the agreement).

In addition, we have provided for certain equity acceleration benefits under our 2014 Plan designed to assure the Company of the continued employment and attention and dedication to duty of these key management employees and to seek to ensure the availability of their continued service, notwithstanding the possibility or occurrence of a change in control of the Company and resultant employment termination. The severance payments and equity vesting benefits payable both in the event of, and independently from, a change in control are in amounts that we have determined are necessary to remain competitive in the marketplace for executive talent. See "Potential Payments Upon Termination or Change in Control" for additional information.

Employee Benefit Plans and Perquisites

Executives are eligible to participate in the same health and benefit plans generally available to all full-time employees, including health, dental, vision, term life, disability insurance, and supplemental long term disability insurance. In addition, the NEOs are eligible to participate in Hillman's Defined Contribution Plan (401(k) Plan), described below.

DEFINED CONTRIBUTION PLANS

Our NEOs and most other full-time U.S. employees are covered under a 401(k) retirement savings plan (the "Defined Contribution Plan") which permits employees to make tax-deferred contributions and provides for a matching contribution of 50% of each dollar contributed by the employee up to 6% of the employee's compensation. In addition, the Defined Contribution Plan allows for a discretionary annual contribution in amounts authorized by our Board, subject to the terms and conditions of the plan.

NONQUALIFIED DEFERRED COMPENSATION PLAN

Prior to 2022, our NEOs and certain other employees were eligible to participate in the Hillman Nonqualified Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan was frozen at the end of fiscal 2021 such that the Deferred Compensation Plan does not allow new contributions. The Deferred Compensation Plan allowed eligible employees to defer up to 25% of salary and commissions and up to 100% of bonuses. Prior to 2021, the Company contributed a matching contribution of 25% on the first $10,000 of employee deferrals, subject to a five-year vesting schedule.

PERQUISITES

Our NEOs receive a car allowance from the Company of $700 per month in the case of Mr. Cahill, Mr. Kraft, Mr. Adinolfi, and Mr. Moore, and $750 per month in the case of Mr. Murphy. Mr. Ride is entitled to use of a Company car, incurring $7,533 in personal use in 2024.

STOCK OWNERSHIP GUIDELINES

The Board adopted stock ownership guidelines applicable to our executive officers, and our non-employee directors.

The stock ownership guidelines for executive officers are determined as holdings of the Company's common stock, expressed as a multiple of the officer's base salary, as set forth below:

Position / Title	Multiple of Executive’s Base Salary
Chief Executive Officer and Executive Chairman	5x
Chief Financial Officer	3x
Chief Operating Officer	3x
Divisional Presidents	2x
Other Executive Officers	1x

Non-employee directors are required to hold shares of the Company’s common stock with a value equal to three (3) times the amount of the annual cash retainer paid to outside directors for service on the Board (excluding additional chair of the Board, committee and committee chair retainers, if any). Further detail on non-employee director compensation can be found in the section entitled “Compensatory Arrangements for Directors” below.

Executive officers and non-employee directors are required to achieve the applicable level of ownership within five (5) years from the later of (a) July 14, 2021, which is the date the guidelines were originally adopted, or (b) the date the person was initially designated to the applicable executive officer position or director, as applicable, of the Company.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee

Aaron Jagdfeld (Chairman)
Diana Dowling
Diane Honda

Summary Compensation Table

The following table sets forth compensation of our named executive officers, or NEOs, earned during the years ended December 28, 2024, December 30, 2023, and December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Compensation - All Other ($)(4)	Total ($)
Douglas J. Cahill President and CEO	2024	800,000	—	1,124,994	1,124,999	1,282,400	18,837	4,351,230
	2023	746,154	—	1,067,493	1,067,500	742,201	19,537	3,642,885
	2022	700,000	—	899,997	899,123	102,802	17,363	2,619,285
Robert O. Kraft CFO and Treasurer	2024	500,000	—	1,874,988	374,997	480,900	20,425	3,251,310
	2023	454,231	—	374,996	374,999	271,645	18,826	1,494,697
	2022	415,000	—	299,999	299,708	36,568	17,992	1,069,267
Jon Michael Adinolfi Chief Operating Officer	2024	500,000	—	374,995	374,997	480,900	18,811	1,749,703
	2023	446,154	—	2,874,993	374,996	267,192	43,023	4,006,358
	2022	400,000	—	224,992	224,778	35,246	8,308	893,324
George S. Murphy(5) Former President, Hardware & Protective Solutions	2024	388,462	—	249,997	—	313,045	10,188	961,692
	2023	350,000	—	200,000	—	173,180	13,812	736,992
	2022	350,000	—	399,992	149,852	25,701	18,928	944,473
Scott K. Moore President, Robotics & Digital Solutions	2024	331,539	—	124,998	124,999	250,696	13,152	845,384
	2023	285,000	—	124,999	124,998	141,018	10,787	686,802
	2022	252,814	—	399,992	249,998	13,673	34,945	951,422
Scott C. Ride(6) President, Hillman Canada	2024	306,969	22,562	249,997	—	246,334	34,326	860,188
	2023	304,626	—	200,000	199,999	152,135	40,326	897,086
	2022	273,766	150,920	219,992	219,784	20,122	16,411	900,995

(1) These discretionary bonuses are presented in the table in the year in which the bonuses were earned. Amounts for 2024 reflect discretionary adjustments to the performance-based bonus amounts. See “Compensation Discussion and Analysis—Short-Term Compensation Elements—Annual Performance-Based Bonuses” above, for additional information.

(2) The amount included in the “Option Awards” column represents the grant date fair value of options calculated in accordance with FASB ASC Topic 718. See Note 13 - Stock Based Compensation, to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 28, 2024 for additional details.

(3) Represents earned bonuses for services rendered in each year and paid in the subsequent year based on achievement of performance goals under the performance-based bonus arrangements. See “Compensation Discussion and Analysis—Short-Term Compensation Elements—Annual Performance-Based Bonuses” above, for additional information.

(4) The amounts in this column for 2024 consist of matching contributions to the Hillman 401(k) plan (or Canadian Deferred Profit Sharing Plan in the case of Mr. Ride), car allowance or personal use of a company car, relocation / moving expenses, premiums for group term life insurance, or or other miscellaneous. These amounts are detailed below:

Name	401(k) Matching Contribution ($)	Car Allowance / Pers. Use Company Car ($)	Relocation / Moving ($)	Premium for Group Term Life Ins. ($)	Other Misc. ($)	Total Other Comp. ($)
Douglas J. Cahill	9,249	8,400	—	1,188	—	18,837
Robert O. Kraft	11,611	8,400	—	414	—	20,425
Jon Michael Adinolfi	10,141	8,400	—	270	—	18,811
George S. Murphy	—	9,000	—	1,188	—	10,188
Scott K. Moore	4,338	8,400	—	414	—	13,152
Scott C. Ride	26,793	7,533	—	—	—	34,326

(5) Mr. Murphy served as our President, Hardware & Protective Solutions, through October 30, 2024, at which time he transitioned to another role with the Company that was not an executive officer role. The compensation indicated in the table above reflects Mr. Murphy’s aggregate compensation for all of 2024.

(6) Mr. Ride is based in Canada and paid in Canadian dollars. His compensation was converted to U.S. dollars for disclosure using the following rates: 1.4416 effective December 28, 2024, 1.3226 effective December 30, 2023, and 1.3544 effective December 31, 2022.

Grants of Plan-Based Awards in Fiscal Year 2024

The following table summarizes the plan-based incentive awards granted to NEOs in 2024:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards [(1)]						
Name	**Grant Date**	**Minimum ($)**	**Target ($)**	**Maximum ($)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**All Other Option Awards: Number of Securities Underlying Options (#)**	**Exercise Price of Option Awards ($)**	**Grant Date Fair Value of Stock and Option Awards ($)[(2)]**
Douglas J. Cahill	2/15/2024	400,000	800,000	1,600,000	_	—	—	—
	3/7/2024	—	—	—	114,445	—	—	1,124,994
	3/7/2024	—	—	—	_	247,394	9.83	1,124,999
Robert O. Kraft	2/15/2024	150,000	300,000	600,000	_	—	—	—
	3/7/2024	—	—	—	38,148		—	374,995
	3/7/2024	—	—	—	_	82,464	9.83	374,997
	9/7/2024				157,894	—	—	1,499,993
Jon Michael Adinolfi	2/15/2024	150,000	300,000	600,000	_	—	—	—
	3/7/2024	—	—	—	38,148	—	—	374,995
	3/7/2024	—	—	—	_	82,464	9.83	374,997
George S. Murphy	2/15/2024	97,644	195,287	390,574	_	—	—	—
	3/7/2024	—	—	—	25,432	—	—	249,997
Scott K. Moore	2/15/2024	83,566	167,131	334,262	_	—	—	—
	3/7/2024	—	—	—	12,716	—	—	124,998
	3/7/2024	—	—	—	_	27,488	9.83	124,999
Scott C. Ride	2/15/2024	76,742	153,484	306,969	_	—	—	—
	3/7/2024	—	—	—	25,432	—	—	249,997

(1) Reflects the 2024 performance-based bonus awards that each NEO was eligible to receive pursuant to the Company's 2024 performance bonus plan. The award opportunities presented in the table represent the potential payout range based on percentages of base salary at threshold, target, and maximum levels of corporate performance. See the description of Annual Performance Bonus in the Compensation Discussion and Analysis for a description of the specific performance components and more detail regarding the determination of actual 2024 performance-based bonus payments.

(2) The amount included in this column represents the grant date fair value of options and restricted stock units calculated in accordance with FASB ASC Topic 718. See Note 13 - Stock Based Compensation to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 28, 2024 for additional details. Restricted stock units granted in 2024 vest 100% upon the third anniversary of the grant date, with the exception of Mr. Kraft's grant on September 7, 2024, which vests 50% upon the third anniversary of the grant date and 25% on each of the fourth and fifth anniversary of the grant date, in all cases subject to the continued employment of the NEO on the applicable vesting date.

Stock options granted in 2024 vest in four equal equal annual installments beginning on the first anniversary of the date of grant, in all cases subject to the continued employment of the NEO on the applicable vesting date.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table sets forth the number of unexercised options and unvested shares of restricted stock held by the NEOs at December 28, 2024.

		Option Awards [1]					Stock Awards [2]	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Option (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units (#) of stock that have not vested	Market value of shares or units ($) of stock that have not vested
Douglas J. Cahill	7/29/2019	5,494,126	—	—	8.50	7/29/2029	—	—
	1/22/2021	408,437	136,146	—	10.00	1/22/2031	—	—
	1/11/2022	136,819	136,820	—	9.94	1/10/2032	—	—
	3/7/2023	71,429	214,289	—	8.77	3/7/2033	—	—
	3/7/2024	—	247,394	—	9.83	3/7/2034	—	—
	1/11/2022	—	—	—	—	—	90,543	887,321
	3/7/2023	—	—	—	—	—	121,721	1,192,866
	3/7/2024	—	—	—	—	—	114,445	1,121,561
Robert O. Kraft	11/1/2017	247,238	—	247,238	6.07	11/1/2027	—	—
	8/30/2018	103,015	—	103,015	7.29	8/30/2028	—	—
	7/30/2020	319,761	—	—	7.89	7/30/2030	—	—
	1/22/2021	133,920	44,641	—	10.00	1/22/2031	—	—
	1/11/2022	45,606	45,606	—	9.94	1/10/2032	—	—
	3/7/2023	25,092	75,277	—	8.77	3/7/2033	—	—
	3/7/2024	—	82,464	—	9.83	3/7/2034	—	—
	1/11/2022	—	—	—	—	—	30,181	295,774
	3/7/2023	—	—	—	—	—	42,759	419,038
	3/7/2024	—	—	—	—	—	38,148	373,850
	9/7/2024	—	—	—	—	—	157,894	1,547,361

		Option Awards [1]					Stock Awards [2]	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Option (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units (#) of stock that have not vested	Market value of shares or units ($) of stock that have not vested
Jon Michael Adinolfi	7/15/2019	197,790	—	—	8.50	7/15/2029	—	—
	7/30/2020	218,393	—	—	7.89	7/20/2030	—	—
	1/22/2021	109,856	36,619	—	10.00	1/22/2031	—	—
	1/11/2022	34,204	34,204	—	9.94	1/10/2032	—	—
	3/7/2023	20,073	60,222	—	8.77	3/7/2033	—	—
	6/7/2023	5,220	15,662	—	8.59	6/7/2033	—	—
	3/7/2024	—	82,464	—	9.83	3/7/2034	—	—
	1/11/2022	—	—	—	—	—	22,635	221,823
	3/7/2023	—	—	—	—	—	34,207	335,229
	6/7/2023	—	—	—	—	—	291,036	2,852,153
	6/7/2023	—	—	—	—	—	8,731	85,564
	3/7/2024	—	—	—	—	—	38,148	373,850
George S. Murphy	10/1/2018	70,050	—	70,050	7.29	10/1/2028	—	—
	1/22/2021	61,809	20,604	—	10.00	1/22/2031	—	—
	1/11/2022	22,803	22,803	—	9.94	1/10/2032	—	—
	1/11/2022	—	—	—	—	—	15,090	147,882
	10/28/2022	—	—	—	—	—	32,808	321,518
	3/7/2023	—	—	—	—	—	22,805	223,489
	3/7/2024	—	—	—	—	—	25,432	249,234

		Option Awards (1)					Stock Awards(2)	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Option (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units (#) of stock that have not vested	Market value of shares or units ($) of stock that have not vested
Scott K. Moore	8/10/2018	34,613	—	34,613	7.29	8/10/2028	—	—
	8/1/2022	34,242	34,243	—	10.36	8/1/2032	—	—
	3/7/2023	8,364	25,092	—	8.77	3/7/2033	—	—
	3/7/2024	—	27,488	—	9.83	3/7/2034	—	—
	1/11/2022	—	—	—	—	—	15,090	147,882
	8/1/2022	—	—	—	—	—	24,131	236,484
	3/7/2023	—	—	—	—	—	14,253	139,679
	3/7/2024	—	—	—	—	—	12,716	124,617
Scott C. Ride	2/12/2015	—	—	145,046	6.07	2/12/2025	—	—
	10/1/2017	—	—	72,523	6.07	10/1/2027	—	—
	7/30/2020	115,377	—	—	7.89	7/30/2030	—	—
	1/22/2021	61,809	20,604	—	10.00	1/22/2031	—	—
	1/11/2022	33,444	33,445	—	9.94	1/10/2032	—	—
	3/7/2023	13,382	40,148	—	8.77	3/7/2033	—	—
	1/11/2022	—	—	—	—	—	22,132	216,894
	3/7/2023	—	—	—	—	—	22,805	223,489
	3/7/2024	—	—	—	—	—	25,432	249,234

(1) All stock options reported in the table above with a grant date prior to July 14, 2021 are options to acquire common stock granted under the 2014 Equity Incentive Plan. For all options granted prior to 2021, pursuant to each NEO's stock option award agreement (other than options granted to Mr. Cahill in 2019 and options granted to Mr. Kraft and Mr. Ride in 2020), these options were divided into two equal vesting tranches. The first tranche is a time-based award which, beginning on the first anniversary of the grant date, vests 25% annually until fully vested on the fourth anniversary of the grant date, subject to the grantee's continued employment on each such vesting date.

The second tranche of each stock option granted prior to 2021 is performance-based. Subject to the grantee's continuous employment with the Company, 100% of the performance-based options will vest upon the Hillman stock achieving a 20-day volume weighted average price (VWAP) of $12.50. Options granted to Mr. Cahill in 2019 and options granted to Mr. Kraft and Mr. Ride in 2020 do not contain the performance-based vesting criteria and vest solely on the time-based schedule described above.

All stock options reported in the table above with a grant date on or after July 14, 2021 are options to acquire common stock granted under the 2021 Equity Incentive Plan. These stock options are time-based awards which, beginning on the

first anniversary of the grant date, vest 25% annually until fully vested on the fourth anniversary of the grant date, subject to the grantee's continued employment on each such vesting date.

(2) All stock awards reported in the table above are restricted stock units granted under the 2021 Equity Incentive Plan. All restricted stock units vest 100% on the third anniversary of the grant date, subject to the grantee's continued employment on the vesting date, except that Mr. Adinolfi's grant of 291,036 restricted stock units on June 7, 2023 and Mr. Kraft's grant of 157,894 restricted stock units on September 7, 2024 will each vest 50% on the third anniversary of the grant date, 25% on the fourth anniversary of the grant date, and 25% on the fifth anniversary of the grant date.

Option Exercises and Stock Vested During Fiscal Year 2024

The table below sets forth the number of shares that were acquired upon the exercise of options and the vesting of RSUs during the year ended December 28, 2024.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Douglas J. Cahill	—	—	—	—
Robert O. Kraft	—	—	—	—
Jon Michael Adinolfi	—	—	—	—
George S. Murphy	—	—	17,084	181,603
Scott K. Moore	—	—	6,585	60,319
Scott C. Ride	178,707	528,315	—	—

Nonqualified Deferred Compensation for Fiscal Year 2024

The Nonqualified Deferred Compensation Plan was frozen to new contributions starting in fiscal year 2022. As such, No NEO contributed to the Nonqualified Deferred Compensation Plan in fiscal year 2024.

Name	Executive Contributions ($)	Company Matching Contributions ($)	Aggregate Earnings ($)[1]	Aggregate Withdrawal/ Distributions ($)	Aggregate Balance at December 28, 2024 ($)[2]
Douglas J. Cahill	—	—	—	—	—
Robert O. Kraft	—	—	7,849	—	62,793
Jon Michael Adinolfi	—	—	—	—	—
George S. Murphy	—	—	—	—	—
Scott K. Moore	—	—	—	—	—
Scott C. Ride	—	—	—	—	—

(1) Earnings in the Deferred Compensation Plan were not required to be included in the Summary Compensation Table because the earnings were neither preferential nor above-market.

(2) Amounts reported in this column for each NEO include amounts previously reported in the Company's Summary Compensation Table in previous years when earned if that officer's compensation was required to be disclosed in a previous year. Amounts previously reported in such years include previously earned, but deferred, salary and bonus and Company matching contributions. This total reflects the cumulative value of each NEO's deferrals, matching contributions, and investment experience.

The Nonqualified Deferred Compensation Plan was frozen to new contributions starting in fiscal year 2022. The Deferred Compensation Plan allowed eligible employees to defer up to 25% of salary and commissions and up to 100% of bonuses. A separate account is maintained for each participant in the Deferred Compensation Plan, reflecting hypothetical contributions, earnings, expenses, and gains or losses. The plan is "unfunded" for tax purposes — those are notional accounts and not held in trust. Prior to 2021, we contributed a matching contribution of 25% on the first $10,000 of salary and bonus deferrals. Participants in the Deferred Compensation Plan can choose to invest amounts deferred and the matching Company contributions in a variety of mutual fund investments, consisting of bonds, stocks, and short-term investments as well as blended funds. The available investment choices are the same as the primary investment choices available under the Defined Contribution Plan. The account balances are thus subject to investment returns and will change over time depending on market performance. A participant is entitled to receive his or her account balance upon termination of employment or the date or dates selected by the participant on his or her enrollment forms. If a participant dies or experiences a total and permanent disability before terminating employment and before commencement of payments, the entire value of the participant's account shall be paid at the time selected by the participant in his or her enrollment forms.

Potential Payments Upon Termination or Change in Control

Severance Payments and Benefits under Executive Severance Plan

On November 2, 2023, the Board of Directors of the Company adopted the Hillman Solutions Corp. Executive Severance Plan (the "Severance Plan"). The primary purpose of the Severance Plan is to standardize and clarify the severance arrangements of our named executive officers (other than Mr. Ride and Mr. Murphy) and the related terms and conditions.

Each of our named executive officers, other than Mr. Ride and Mr. Murphy, participate in the Plan. As a condition to participating in the Severance Plan, each of our named executive officers (other than Mr. Ride and Mr. Murphy) agreed to terminate their employment agreements, if any, with the Company effective November 2, 2023.

In connection with our CEO Transition effective fiscal year 2025, Mr. Adinolfi will be entitled to the same enhanced benefits under the Severance Plan as Mr. Cahill listed below, and Mr. Cahill's enhanced benefits under the Severance Plan will revert to that of the other NEOs.

TERMINATION WITHOUT CHANGE IN CONTROL

Under the Severance Plan, in the event of a termination by the Company without "Cause" or by the NEO for "Good Reason" (each as defined in the Severance Plan) prior to a Change in Control or more than 24 months following a Change in Control, the severance benefits for the a participating NEO shall generally consist of the following:

- Lump sum payment of the NEO's earned but unpaid bonus for a performance period ending prior to the Executive's termination (if any);
- Continuation of the NEO's base salary for a period specified in the applicable NEO's participation notice, which is (i) eighteen months in the case of Mr. Cahill; and (ii) twelve months in the case of all other participating NEOs.
- In the case of Mr. Cahill only, an amount equal to 150% of his performance based bonus at target achievement level, payable over eighteen months in equal installments on the Company's regular payroll dates.
- Payment by the Company of COBRA medical, dental and/or vision insurance premiums, based on the Executive's benefits plan elections in effect at the time of termination for a period specified in the applicable NEO's participation notice, which is (i) eighteen months in the case of Mr. Cahill; and (ii) twelve months in the case of all other participating NEOs.
- Payment of the NEO's performance based bonus for the year in which the termination occurred, pro-rated for the NEO's service up to and including the date of termination and based on actual performance for the year, payable concurrently with bonus payments to other employees under the bonus plan.

TERMINATION WITH CHANGE IN CONTROL

Under the Severance Plan, in the event of a termination by the Company without Cause or by the Executive for Good Reason within the 24 months following a Change in Control, the severance benefits for the Executive shall generally consist of the following:

- Lump sum payment of the NEO's earned but unpaid bonus for a performance period ending prior to the NEO's termination (if any);
- Continuation of the NEO's base salary for a period specified in the applicable NEO's participation notice, which is (i) twenty-four months in the case of Mr. Cahill; and (ii) twelve months in the case of all other participating NEOs.
- In the case of Mr. Cahill only, an amount equal to 200% of his performance based bonus at target achievement level, payable over twenty-four months in equal installments on the Company's regular payroll dates.
- In the case of all participating NEOs other than Mr. Cahill, an amount equal to 100% of the NEO's performance based bonus at target achievement level, payable over twelve months in equal installments on the Company's regular payroll dates.

- Payment by the Company of COBRA medical, dental and/or vision insurance premiums, based on the NEO’s benefits plan elections in effect at the time of termination for a period specified in the applicable NEO's participation notice, which is (i) twenty-four months in the case of Mr. Cahill; and (ii) twelve months in the case of all other participating NEOs.
- Payment of the NEO's performance based bonus for the year in which the termination occurred, pro-rated for the NEO's service up to and including the date of termination and based on actual performance for the year, payable concurrently with bonus payments to other employees under the bonus plan.

“Good reason” is defined generally as (i) any material diminution in the executive's authority, duties, or responsibilities with the Company, (ii) the Company reassigning the executive to work at a location that is more than 50 miles from the executive's current work location, or (iii) any reduction in base salary or bonus unless such reduction is part of a generalized reduction affecting similarly situated executives. The Company has a 30-day period to cure all circumstances otherwise constituting good reason.

Severance Payments and Benefits under Employment Agreement

SCOTT C. RIDE

We have an employment agreement with Mr. Ride that provides for specified payments and benefits in connection with certain terminations of employment.

For Mr. Ride, in the event of termination of employment by the Company without cause or resignation by Mr. Ride with good reason, Mr. Ride would be entitled to (i) continued payments of base salary for a period of one year following termination, (ii) 50% of the Termination Bonus Amount (equal to the greater of the average of the annual bonuses for the preceding three calendar years, or the last annual bonus), payable when bonus payments for such year are made to other senior executives, (iii) a prorated portion of his annual bonus for the year in which termination occurs, payable when bonus payments for such year are made to other senior executives, and (iv) Company-paid continuation of health benefits coverage and life and disability benefits coverage for twelve months.

Additionally, in the event of Mr. Ride’s termination by reason of death, disability, or due to non-renewal by the Company, Mr. Ride would be entitled to a prorated portion of his annual bonus, if any, for the year in which termination occurs, based on actual performance results for the full year and payable when bonuses are paid to other senior executives.

“Good reason” is defined generally as (i) any material diminution in the executive's position, authority, or duties with the Company, (ii) the Company reassigning the executive to work at a location that is more than 75 miles from the executive's current work location, (iii) any amendment to the Company's bylaws which results in a material and adverse change to the officer and director indemnification provisions contained therein, or (iv) a material breach of the compensation, benefits, term, and severance provisions of the employment agreement by the Company which is not cured within 10 days following written notice from the executive. The Company has a 10-day period to cure all circumstances otherwise constituting good reason.

GEORGE S. MURPHY

For Mr. Murphy, in the event of termination of employment by the Company without cause or resignation by Mr. Murphy with good reason, Mr. Murphy would be entitled to (i) continued payments of base salary for a period of one year following termination (ii) the annual bonus earned by the Executive for the fiscal year completed before the date of the Executive’s termination of employment, but remaining unpaid as of such date; and (iii) a prorated portion of his annual bonus for the year in which termination occurs, payable when bonus payments for such year are made to other senior executives.

Equity Award Vesting Upon a Change in Control

2014 Equity Incentive Plan

Options granted prior to becoming a public company on July 14, 2021 were granted under our 2014 Equity Incentive Plan. All time based options granted under the 2014 Equity Incentive Plan issued prior to 2021 that remain outstanding have already fully vested because the four year vesting period has elapsed. All time based options granted under the 2014 Equity Incentive Plan issued during 2021 prior to becoming a public company on July 14, 2021 do not have mandatory vesting upon a change in control. All performance based options granted under our 2014

Equity Incentive Plan do not have mandatory vesting upon a change in control, but will vest under their terms if the change in control transaction causes the performance targets to be achieved.

2021 Equity Incentive Plan

All equity awards granted after becoming a public company on July 14, 2021 are granted under our 2021 Equity Incentive Plan. The awards granted under our 2021 Equity Incentive Plan do not have mandatory vesting upon a change in control, but do allow for the Compensation Committee to accelerate vesting on a discretionary basis.

Estimated Payments Upon Termination of Employment or Change in Control

As required by SEC rules, the table below shows the severance payments and benefits that each of our NEOs would receive upon (1) death, disability, or non-renewal by executive, (2) termination without cause, resignation with good reason, or non-renewal by the Company, (3) termination without cause, resignation with good reason, or non-renewal by the Company within 90 days of a change in control, or (4) a change in control, regardless of termination. The amounts are calculated as if the termination of employment (and change in control, where applicable) occurred on December 28, 2024.

For purposes of the table, the cost of continuing health care, life, and disability insurance coverage is based on the current Company cost for the level of such coverage elected by the executive. The amounts in the table under the "Change in Control" column assume that all outstanding options and awards with mandatory accelerated vesting will vest, and those options and awards with discretionary vesting and performance criteria did not vest. For any amounts payable based upon actual performance bonus, as opposed to target bonus, the amounts in the table are calculated using the actual bonus earned in the year ended December 28, 2024, see the Annual Performance-Based Bonuses section of this Compensation Discussion and Analysis for additional details on that calculation.

Name	Death, Disability, or non-renewal by Executive ($)	Termination without cause, resignation with good reason, or non-renewal by the Company ($)	Termination without cause, resignation with good reason, or non-renewal by the Company within 90 days of a change in control ($)	Change in Control (regardless of termination) ($)[1]
Douglas J. Cahill	—	3,711,813	4,521,617	—
Robert O. Kraft	—	1,001,266	1,301,266	—
Jon Michael Adinolfi	—	1,002,069	1,302,069	—
George S. Murphy	—	732,654	732,654	—
Scott K. Moore	—	640,627	807,758	—
Scott Ride [2]	—	679,173	679,173	—

(1) Assumes that the applicable performance targets were not achieved and/or our Compensation Committee did not exercise its discretion to accelerate the vesting in full of all outstanding equity awards upon a “change in control.” Note that, in the absence of an actual change in control transaction, it is not possible to determine whether the performance thresholds would actually be met or whether our Compensation Committee would accelerate vesting.

(2) Mr. Ride is based in Canada and paid in Canadian dollars. His payouts were converted to U.S. dollars for disclosure using the exchange rate 1.4416 effective December 28, 2024.

Pay Ratio Disclosure

The following information is a reasonable estimate of the annual total compensation of our employees as relates to the 2024 total compensation of our CEO. Based on the methodology described below, our CEO's 2024 total compensation was approximately 90 times that of our median employee.

We identified the median employee using our employee population as of December 28, 2024, which included all 3,886 global full-time, part-time, temporary, and seasonal employees employed on that date. We applied an exchange rate as of December 28, 2024 to convert all international currencies into U.S. Dollars.

A variety of pay elements comprise the total compensation of our employees. This includes annual base salary, equity awards, annual cash incentive payments based on Company performance, sales or commission incentives, and various field bonuses. The incentive awards an employee is eligible for is based on his or her pay grade and reporting level, and are consistently applied across the organization. Cash incentives, rather than equity, are the primary vehicle of incentive compensation for most of our employees throughout the organization. While all employees earn a base salary, not all receive such cash incentive payments. Furthermore, only a relatively small percentage of our employees received equity awards in fiscal 2024. Consequently, for purposes of applying a consistently-applied compensation metric for determining our median employee, we selected annual base salary as the sole, and most appropriate, compensation element for determining the median employee. We used the annual base salary of our employees as reflected on our human resources systems on December 28, 2024, excluding that of our CEO, in preparing our data set.

Using this methodology, we determined that the median employee was a full-time maintenance associate located in the United States with total annual compensation of $48,345, which includes base pay, bonus pay, 401(k) match, and equity awards. With respect to the 2024 total compensation of our CEO, we used the amount reported in the "Total" column of our 2024 Summary Compensation Table included in this proxy statement, $4,351,230. Accordingly, our CEO to Employee Pay Ratio is 90:1. The pay ratio disclosed is a reasonable estimate calculated in a manner consistent with the applicable SEC disclosure rules.

Pay Versus Performance Disclosure

As discussed in the CD&A above, our Compensation Committee has implemented an executive compensation program designed to link a substantial portion of our NEOs' realized compensation to the achievement of Hillman's financial, operational, and strategic objectives, and to align our executive pay with changes in the value of our shareholders' investments. The following table sets forth additional compensation information for our NEOs, calculated in accordance with SEC regulations, for fiscal years 2024, 2023, 2022, 2021, and 2020.

					Value of Initial Fixed $100 Investment Based on:			
Year	Summary Compensation Table Total for CEO ($)(1)	Compensation Actually Paid to CEO ($)(2)	Average Summary Compensation Table Total for Non-CEO NEOs ($)(3)	Average Compensation Actually Paid to Non-CEO NEOs ($)(2)(3)	Total Shareholder Return ($)(4)	Peer Group Total Shareholder Return ($)(5)	Net Income ($)	Adjusted EBITDA(6)
2024	4,351,230	4,453,502	1,533,651	1,645,518	98.70	187.80	17,255	241,753
2023	3,642,885	6,663,136	1,832,761	2,494,439	92.80	166.70	(9,589)	219,360
2022	2,619,285	(2,579,710)	966,154	(1,105)	72.64	114.20	(16,436)	210,249
2021	3,349,100	8,165,216	2,426,095	2,428,106	105.80	130.10	(38,332)	207,418
2020	1,578,261	4,823,414	2,434,882	2,751,209	103.20	102.90	(24,499)	221,215

(1) The dollar amounts reported are the amounts of total compensation reported for our CEO, Mr. Cahill, in the Summary Compensation Table for fiscal years 2023, 2022, 2021 and 2020. Mr. Cahill served as CEO for each of the years presented.

(2) The dollar amounts reported represent the amount of "compensation actually paid", as computed in accordance with SEC rules. Deductions from, and additions to, total compensation in the Summary Compensation Table by year to calculate CAP are described in the tables immediately following this table.

(3) For 2024, reflects compensation information for our NEOs, other than our CEO, as described in the CD&A of this proxy statement. For 2023, reflects compensation information for Mr. Kraft, Mr. Adinolfi, Mr. Ride, and Randall J. Fagundo, Hillman's then Divisional President, Robotics & Digital Solutions. For 2022, reflects compensation information for Mr. Kraft, Mr. Moore, Mr. Murphy, and Mr. Ride. For 2021, reflects compensation information for Mr. Kraft, Mr. Ride, Mr. Fagundo, and Gary L. Seeds, Hillman's Executive Vice President, Sales & Field Service. For 2020, reflects compensation information for Mr. Kraft, Mr. Fagundo, Mr. Murphy, and Jarrod T. Streng, Hillman's then Divisional President, Personal Protective Solutions & Corporate Marketing.

(4) Reflects cumulative total stockholder return on our common stock as of the last trading day prior of each of our fiscal years listed. The graph assumes an initial investment of $100 at the market close on November 27, 2020, which was our initial trading day.

(5) Reflects cumulative total stockholder return of the Dow Jones U.S. Industrial Suppliers Index (INDEXDJX: DJUSDS) as of the last trading day prior to the end of each of our fiscal years listed. The graph assumes an initial investment of $100 at the market close on November 27, 2020, which was our initial trading day. The Dow Jones U.S. Industrial Suppliers Index is the peer group used by Hillman for purposes of Item 201(e) of Regulation S-K under the Exchange Act in Hillman's Annual Report on Form 10-K for the Year Ended December 28, 2024.

(6) Adjusted EBITDA is a non-GAAP measure that represents our consolidated earnings before interest, taxes, depreciation, and amortization, as adjusted for non-recurring charges. For a reconciliation of out net income on a GAAP basis to adjusted EBITDA, see Appendix A.

CEO Pay

To calculate the amounts in the "Compensation Actually Paid to CEO" column in the table above, the following amounts were deducted from and added to (as applicable) our CEO's "Total" compensation as reported in the Summary Compensation Table (SCT):

CEO Adjustments	2024 ($)	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Total Compensation from Summary Compensation Table	4,351,230	3,642,885	2,619,285	3,349,100	1,578,261
Adjustments for Equity Awards:[(1)]					
Subtract: Grant Date Fair Values in Summary Compensation Table	(2,249,993)	(2,134,993)	(1,799,120)	(2,637,196)	—
Add: Year-end fair value of awards granted during the year	2,219,531	2,322,888	1,326,398	2,353,822	—
Year-over-year increase (decrease) of fair value of unvested awards granted in prior years	226,003	687,985	(4,084,314)	3,430,666	4,047,789
Increase (decrease) from prior fiscal year–end of fair value for awards that vested during the year	(93,269)	2,144,371	(641,959)	1,668,824	(802,636)
Subtract: Forfeitures during current year equal to prior year-end fair value	—	—	—	—	—
Total Adjustments for Equity Awards	102,272	3,020,251	(5,198,995)	4,816,116	3,245,153
Compensation Actually Paid as Calculated	4,453,502	6,663,136	(2,579,710)	8,165,216	4,823,414

(1) Fair values set forth in the table above are computed in accordance with ASC 718 as of the end of the respective fiscal year, other than fair values of awards that vest in the covered year, which are valued as of the applicable vesting date, or the fair values of awards forfeited in the covered year, which are valued as of the end of the prior fiscal year. The fair value or change in fair value of RSUs is measured using the closing price of a share of Company common stock on the applicable measurement date. The fair value or change in fair value of stock options is determined using the Black-Scholes option pricing model. Refer to Note 13 - Stock Based Compensation, to the Consolidated Financial Statements included in our Form 10-K for each applicable fiscal year ended for additional details.

Non-CEO NEO Pay

To calculate the amounts in the "Average Compensation Actually Paid to Non-CEO NEOs" column in the table above, the following amounts were deducted from and added to (as applicable) the average of the "Total" compensation of our non-CEO named executive officers for each applicable year, as reported in the SCT for that year:

Non-CEO NEO Adjustments	2024 ($)	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Total Compensation from Summary Compensation Table	1,533,651	1,832,761	966,154	2,426,095	2,434,882
Adjustments for Equity Awards:[(1)]					
Subtract: Grant Date Fair Values in Summary Compensation Table	(749,994)	(1,199,996)	(559,829)	(1,962,204)	(374,079)
Add: Year-end fair value of awards granted during the year	754,423	1,297,678	418,321	484,799	640,681
Year-over-year increase (decrease) of fair value of unvested awards granted in prior years	109,246	393,356	(752,231)	1,367,983	67,201
Increase (decrease) from prior fiscal year–end of fair value for awards that vested during the year	(1,808)	170,640	(73,520)	111,433	(17,476)
Subtract: Forfeitures during current year equal to prior year-end fair value	—	—	—	—	—
Total Adjustments for Equity Awards	111,867	661,678	(967,259)	2,011	316,327
Compensation Actually Paid as Calculated	1,645,518	2,494,439	(1,105)	2,428,106	2,751,209

(1) Fair values set forth in the table above are computed in accordance with ASC 718 as of the end of the respective fiscal year, other than fair values of awards that vest in the covered year, which are valued as of the applicable vesting date, or the fair values of awards forfeited in the covered year, which are valued as of the end of the prior fiscal year. The fair value or change in fair value of RSUs is measured using the closing price of a share of Company common stock on the applicable measurement date. The fair value or change in fair value of stock options is determined using the Black-Scholes option pricing model. Refer to Note 13 - Stock Based Compensation, to the Consolidated Financial Statements included in our Form 10-K for each applicable fiscal year ended for additional details.

Tabular List of Financial Performance Metrics

As described in greater detail in the CD&A, we have a significant focus on pay-for-performance. The most important financial performance measures used to link CAP (as calculated in accordance with the SEC rules), to our NEOs in 2024 to our performance were:

Financial Performance Measures
Adjusted EBITDA
Free Cash Flow
Revenues
Net Debt Reduction
Adjusted Leverage Ratio

Description of Relationship Between Pay and Performance

The graphs below provide a description of CAP (as calculated in accordance with the SEC rules) and the following measures:

- Hillman's cumulative TSR and Dow Jones U.S. Industrial Suppliers Index cumulative TSR;
- Hillman's Net Income; and
- the Company Selected Measure, which for Hillman is Adjusted EBITDA.


CAP Versus Indexed Total Shareholder Return
9,000,000
6,000,000
3,000,000
—
(3,000,000)
CAP ($)
200
150
100
50
Value of $100 invested on 11/27/2020
12/26/20
12/25/21
12/31/22
12/30/23
12/28/24
Compensation Actually Paid to CEO Douglas Cahill
Average Compensation Actually Paid to Non-CEO NEOs
Value of $100 Invested on 11/27/2020 in HLMN Stock
Value of $100 Invested on 11/27/2020 in the DJ U.S. Industrial Suppliers Index



CAP Versus Net Income
9,000,000
6,000,000
3,000,000
—
(3,000,000)
CAP ($)
27,000,000
18,000,000
9,000,000
—
(9,000,000)
(18,000,000)
(27,000,000)
(36,000,000)
(45,000,000)
Net Income ($)
12/26/20
12/25/21
12/31/22
12/30/23
12/28/24
Compensation Actually Paid to CEO Douglas Cahill
Average Compensation Actually Paid to Non-CEO NEOs
Hillman Net Income



CAP Versus Adjusted EBITDA
9,000,000
6,000,000
3,000,000
—
(3,000,000)
CAP ($)
250,000,000
200,000,000
150,000,000
100,000,000
Adjusted EBITDA ($)
12/26/2020
12/25/21
12/31/22
12/30/23
12/28/24
Compensation Actually Paid to CEO Douglas Cahill
Average Compensation Actually Paid to Non-CEO NEOs
Hillman Adjusted EBITDA

Director Compensation for Fiscal Year 2024

The following table sets forth compensation earned by the Company's directors who are not also employees of the Company during the year ended December 28, 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Diana Dowling	75,000	119,996	194,996
Teresa S. Gendron	75,000	119,996	194,996
Diane C. Honda	75,000	119,996	194,996
Aaron P. Jagdfeld (2)	92,000	119,996	211,996
Daniel O'Leary (3)	100,000	119,996	219,996
David A. Owens (4)	90,000	119,996	209,996
John Swygert	75,000	119,996	194,996
Philip K. Woodlief (5)	95,000	119,996	214,996

(1) The amount included in the "Stock Awards" column represents the grant date fair value of RSUs calculated in accordance with FASB ASC Topic 718. See Note 13 - Stock Based Compensation, to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 28, 2024 for additional details.

(2) Mr. Jagdfeld is a member of the Board and is entitled to a $75,000 annual board fee and an additional $17,000 fee for serving as the chair of our Compensation Committee.

(3) Mr. O'Leary is a member of the Board and is entitled to a $75,000 annual board fee and an additional $25,000 fee for serving as our Lead Independent Director.

(4) Mr. Owens is a member of the Board and is entitled to a $75,000 annual board fee and an additional $15,000 fee for serving as the chair of our Nominating & ESG Committee.

(5) Mr. Woodlief is a member of the Board and is entitled to a $75,000 annual board fee and an additional $20,000 fee for serving as our Audit Committee chair.

Directors do not receive any perquisites or other personal benefits from the Company.

The Board did not make any changes to our non-employee director compensation policy during 2024. The director compensation for 2024 is set forth below:

Compensation Element	Amount ($)
Annual cash retainer	75,000
Additional annual cash retainer for Lead Independent Director	25,000
Additional annual cash retainer for chair of the Audit Committee	20,000
Additional annual cash retainer for chair of the Compensation Committee	17,000
Additional annual cash retainer for chair of the Nominating & ESG Committee	15,000
Annual equity retainer	120,000

We also reimburse expenses incurred by our non-employee directors to attend Board and committee meetings. Directors who are also our employees do not receive cash or equity compensation for services on our Board in addition to compensation payable for their services as employees.

As mentioned above, our non-employee directors are subject to stock ownership guidelines requiring them to hold shares of the Company's common stock with a value equal to three (3) times his or her annual cash retainer. Non-employee directors are required to achieve the applicable level of ownership within five (5) years from the later of (a) July 14, 2021, which is the date the guidelines were originally adopted, or (b) the date the person was initially designated an executive officer or director, as applicable, of the Company.

ITEM NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION


VOTE

You are being asked to vote, on a nonbinding, advisory basis, to approve the compensation of our NEOs.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF COMPENSATION OF OUR NEOS.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we give our stockholders the right to approve, on a nonbinding, advisory basis, the compensation of our NEOs as disclosed earlier in this proxy statement in accordance with the SEC's rules.

As discussed earlier in the Compensation Discussion & Analysis, our compensation philosophy is to attract and retain the best management talent and to motivate these associates to achieve our business and financial goals. Our incentive plans are designed to reward the actions that lead to long-term value creation. To achieve our objectives, we seek to ensure that compensation is competitive and that there is a direct link between pay and performance.

The vote on this resolution is not intended to address any specific element of compensation. Rather, the vote relates to the compensation of our NEOs as described in this proxy statement. The vote is advisory. This means that the vote is not binding on Hillman. The Compensation Committee of the Board is responsible for establishing executive compensation. In so doing, the Compensation Committee will consider, along with all other relevant factors, the results of this vote.

We ask our stockholders to vote on the following resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and the related narrative discussion, is hereby APPROVED."

The next advisory vote will occur at our 2026 Annual Meeting.

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

ITEM NO. 3

AMEND 2021 EQUITY INCENTIVE PLAN TO INCREASE SHARE RESERVE

You are being asked to vote to amend our 2021 Equity Incentive Plan to increase the plan shares reserved for issuance

THE BOARD RECOMMENDS THAT YOU VOTE FOR AMENDING OUR 2021 EQUITY INCENTIVE PLAN TO INCREASE THE SHARE RESERVE

We are asking our stockholders to approve an amendment of our 2021 Equity Incentive Plan (referred to in this Proxy Statement as the "2021 Plan"), to increase the number of shares of Common Stock available for the grant of awards under the 2021 Plan by 1,800,000 shares, representing approximately 1% of our shares of Common Stock outstanding as of December 28, 2024. We believe equity compensation is a critical tool for employee motivation and retention. We are proposing the share increase to enable us to continue offering effective equity compensation to our employees. A copy of the proposed amendment is attached to this Proxy Statement as Appendix B.

Upon the recommendation of our Compensation Committee, our Board of Directors approved the amendment to the 2021 Plan, subject to stockholder approval. If approved by our stockholders, the amended 2021 Plan will become effective as of the date of the Annual Meeting.

Purpose and Background

The primary goal of the amendment to our 2021 Plan is to provide us with a sufficient reserve of Common Stock to offer appropriate incentives to our employees. Our equity program is a key component of our strategy to attract and retain key individuals, and the share requirements of our equity program have grown with our company. Accordingly, we strongly believe that amending the 2021 Plan is important to our future success.

As of March 29, 2025, approximately 3,236,220 shares remained available for grant under the 2021 Plan. The Board believes that additional shares are necessary to meet the Company's anticipated equity compensation needs. The proposed share increase, when combined with the amount of shares currently available for grant under the 2021 Plan, is expected to last approximately three years. This estimate is based on a forecast that takes into account our

historical granting practices, our historical forfeiture rates, as well as an estimated range of our stock price over time.

If our stockholders do not approve the 2021 Plan, as proposed to be amended, we may not have sufficient shares of Common Stock available for issuance under the 2021 Plan to fully execute our equity compensation program beyond fiscal 2026. We believe that such a lack of available equity would materially limit our ability to attract, retain and motivate individuals integral to achieving our business goals and objectives and place us at a competitive disadvantage.

We continue to believe that equity compensation is critical in motivating key employees and that it effectively aligns employee compensation with stockholder interests. On July 14, 2021, the Company adopted the 2021 Plan and agreed not to issue any additional awards under prior plans. The 2021 Plan is the sole available plan for granting discretionary equity compensation to our employees. If the amended 2021 Plan is not approved and we are unable to grant equity compensation in the future, we may need to consider other compensation alternatives, such as increasing cash compensation.

We recognize that equity awards dilute existing stockholders. In reaching our conclusion as to the appropriate number of shares of Common Stock to seek to add to the 2021 Plan in this proposal, we reviewed, among other things, our burn rate. Burn rate measures how rapidly a company is depleting its shares reserved for equity compensation and is commonly used by investors and proxy advisory firms to evaluate proposals relating to equity compensation plans.

We believe that our burn rate of 0.93% in fiscal 2024 and 1.08% in fiscal 2023 is generally consistent with similarly sized companies in our industry. We calculate burn rate as shares reserved for issuance as a result of equity grants during the fiscal year divided by our shares outstanding as of the end of the applicable fiscal year on a fully diluted basis.

The 2021 Plan Incorporates Good Compensation and Governance Practices

- **Administration**. The 2021 Plan is administered by the Compensation Committee of the Board, which is comprised entirely of independent non-employee directors.
- **Stockholder approval is required for additional Shares**. The 2021 Plan does not contain an annual “evergreen” provision but instead reserves a fixed maximum number of Shares for issuance. Stockholder approval is required to increase that number.
- **Explicit prohibition on repricing without stockholder approval**. The 2021 Plan prohibits the repricing, cash-out or other exchange of underwater stock options or stock appreciation rights without prior stockholder approval, except in certain situations with a corporate transaction involving the Company.
- **No discounted stock options or stock appreciation rights**. The 2021 Plan requires that stock options and stock appreciation rights issued under it must have an exercise price equal to at least the fair market value of our common stock on the date the award is granted.
- **Ten-year term**. All stock options and stock appreciation rights granted under the 2021 Plan have a term of no more than ten years, thereby limiting the potential for unproductive overhang.
- **Share-counting provisions**. In general, when awards granted under the 2021 Plan expire or are cancelled without having been fully exercised, or are settled in cash, the Shares reserved for those awards are returned to the share reserve and become available for future awards. However, if Shares are tendered to us or withheld by us to pay a stock option’s or stock appreciation right’s exercise price or satisfy such award’s tax withholding obligations, those Shares do not become available for future awards. Also, if a stock appreciation right is exercised, we subtract from the 2021 Plan share reserve the full number of Shares subject to the portion of the stock appreciation right actually exercised, regardless of how many Shares actually were used to settle the stock appreciation right.
- **Limited transferability**. In general, awards may not be sold, assigned, transferred, pledged or otherwise encumbered, except by will or the laws of descent and distribution.
- **No tax gross-ups**. The 2021 Plan does not provide for any tax gross-ups.

Summary of the 2021 Plan

The following summary describes the expected material terms of the 2021 Plan, as amended. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, a copy of which is attached hereto as , and we urge you to read it in its entirety.

Purpose

The purpose of the 2021 Plan is to advance our interests by providing for the grant to our employees, directors, consultants and advisors of stock and stock-based awards.

Administration

The 2021 Plan is administered by our Compensation Committee, except with respect to matters that are not delegated to the compensation committee by our Board (whether pursuant to committee charter or otherwise). The Compensation Committee (or Board, as applicable) will have the discretionary authority to administer and interpret the 2021 Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the 2021 Plan and awards, and otherwise do all things necessary or desirable to carry out the purposes of the 2021 Plan or any award. The Compensation Committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of the Board and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term "Administrator" refers to the Compensation Committee and its authorized delegates, as applicable.

Eligibility

Our employees, non-employee directors, consultants and advisors are eligible to participate in the 2021 Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain of our affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain of our affiliates on the date of grant of the award. As of the date of this proxy statement, approximately 3,886 employees and approximately eight non-employee directors are eligible to participate in the 2021 Plan, including all of our executive officers. In addition, certain consultants and other service providers are eligible to participate in the 2021 Plan.

Authorized shares

At our annual meeting on June 7, 2024, our stockholders approved the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2021 Plan of (i) 9,150,814 shares, plus (ii) up to an aggregate of 14,523,510 shares of our common stock underlying awards under the HMAN Group Holdings Inc. (our predecessor entity) 2014 Equity Incentive Plan (the "Prior Plan") that on or after the date the 2021 Plan becomes effective, expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefor, and would have become available under the terms of the Prior Plan (collectively, the "share pool"). The stockholders are now being asked to approve an additional 1,800,000 shares to become available for issuance under the 2021 Plan, such that the amount of shares in clause (i) above would be increased to 10,950,814 shares. As of March 28, 2025, approximately 3,236,220 shares remained available for grant under the 2021 Plan.

Up to the total number of shares in the share pool described above may be delivered in satisfaction of ISOs. The number of shares of our common stock delivered in satisfaction of awards under the 2021 Plan is determined (i) by reducing the share pool by the number of shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by reducing the share pool by the full number of shares covered by any portion of a SAR which is settled in shares of our common stock (and not only the number of shares delivered in settlement of a SAR), and (iii) by increasing the share pool by any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us without the issuance of shares of our common stock (or retention, in the case of restricted stock or unrestricted stock) of shares of our common stock. The number of shares available for delivery under the 2021 Plan will not be increased by any shares that have been delivered under the 2021 Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.

Shares that may be delivered under the 2021 Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us. No fractional shares will be delivered under the 2021 Plan.

Director limits

The maximum value of all compensation granted or paid to any of our non-employee directors with respect to any calendar year, including awards under the 2021 Plan and cash fees or other compensation paid by us to any such director for services as a director during such calendar year, may not exceed $750,000 in the aggregate, calculating the value of any awards under the 2021 Plan based on their grant date fair value and assuming maximum payout.

Types of awards

The 2021 Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, restricted stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with certain awards under the 2021 Plan, provided that any dividend equivalents will be subject to the same risk of forfeiture, if any, as applies to the underlying award.

- Stock options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the 2021 Plan shall be no less than 100% of the fair market value of a share on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the 2021 Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).
- Restricted and unrestricted stock and stock units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.
- Performance awards. The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.
- Other share-based awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.
- Substitute awards. The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of the 2021 Plan.

Vesting; terms of awards

The Administrator determines the terms and conditions of all awards granted under the 2021 Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant's employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award. The Administrator may cancel, rescind, withhold or otherwise limit or restrict any award if a participant is not in compliance with all applicable provisions of the 2021 Plan and/or any award agreement evidencing the grant of an award, or if the participant breaches any restrictive covenants.

Recovery of compensation

The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the 2021 Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to trading on non-public information and permitted transactions with respect to shares

of our common stock or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.

Transferability of awards

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of certain transactions

In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets or shares of our common stock, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

- The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;
- The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or
- The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.

Adjustment provisions

In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under the 2021 Plan, the individual award limits, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event. The Administrator may also make any such adjustments if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the 2021 Plan or any outstanding awards. The Administrator is not required to treat participants or awards (or portions thereof) in a uniform manner in connection in the event of a covered transaction.

Amendments and termination

The Administrator may at any time amend the 2021 Plan or any outstanding award and may at any time suspend or terminate the 2021 Plan as to future grants. However, except as expressly provided in the 2021 Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant's rights without the participant's consent (unless the Administrator expressly reserved the right to do so in the applicable award agreement). Any amendments to the 2021 Plan will be conditioned on shareholder approval to the extent required by applicable law, regulations or stock exchange requirements.

Term

No awards shall be granted under the 2021 Plan after July 14, 2031, which is ten years from the date on which the 2021 Plan was approved by the board of directors and our stockholders, but awards previously granted may extend beyond that time.

Certain Federal Income Tax Consequences of the 2021 Plan

The following is a summary of certain U.S. federal income tax consequences associated with awards granted under the 2021 Plan. The summary does not purport to cover federal employment tax or other U.S. federal tax consequences that may be associated with the 2021 Plan, nor does it cover state, local or non-U.S. taxes, except as may be specifically noted. The 2021 Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

Stock options (other than ISOs)

In general, a participant has no taxable income upon the grant of a stock option that is not intended to be an ISO (an "NSO") but realizes income in connection with the exercise of the NSO in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code. Upon a subsequent sale or exchange of the shares, any recognized gain or loss is treated as a capital gain or loss for which we are not entitled to a deduction.

ISOs

In general, a participant realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With some exceptions, a disposition of shares purchased pursuant to an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and generally a deduction to us, subject to the limitations set forth in the Code) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one and two-year holding periods, any gain or loss recognized upon a subsequent sale of shares purchased pursuant to an ISO is treated as a long-term capital gain or loss for which we are not entitled to a deduction.

SARs

The grant of a SAR does not itself result in taxable income, nor does taxable income result merely because a SAR becomes exercisable. In general, a participant who exercises a SAR for shares of stock or receives payment in cancellation of a SAR will have ordinary income equal to the amount of any cash and the fair market value of any stock received upon such exercise. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code.

Unrestricted stock awards

A participant who purchases or is awarded unrestricted stock generally has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code.

Restricted stock awards

A participant who is awarded or purchases shares subject to a substantial risk of forfeiture generally does not have income until the risk of forfeiture lapses. When the risk of forfeiture lapses, the participant has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code. However, a participant may make an election under Section 83(b) of the Code to be taxed on restricted stock when it is acquired rather than later, when the substantial risk of forfeiture lapses. A participant who makes an effective 83(b) election will realize ordinary income equal to the fair market value of the shares as of the time of acquisition less any price paid for the shares. A corresponding deduction will generally be available to us, subject to the limitations set forth in the Code. If a participant makes an effective 83(b) election, no additional income results by reason of the lapsing of the restrictions.

For purposes of determining capital gain or loss on a sale of shares awarded under the 2021 Plan, the holding period in the shares begins when the participant recognizes taxable income with respect to the transfer. The participant's tax basis in the shares equals the amount paid for the shares plus any income realized with respect to the transfer. However, if a participant makes an effective 83(b) election and later forfeits the shares, the tax loss realized as a result of the forfeiture is limited to the excess of what the participant paid for the shares (if anything) over the amount (if any) realized in connection with the forfeiture.

Restricted stock units

The grant of a restricted stock unit does not itself generally result in taxable income. Instead, the participant is taxed upon vesting (and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code), unless he or she has made a proper election to defer receipt of the shares (or cash if the award is cash settled) under Section 409A of the Code. If the shares delivered are restricted for tax purposes, the participant will instead be subject to the rules described above for restricted stock.

Application of Section 409A of the Code

Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements.

While the awards to be granted pursuant to the 2021 Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code, if they do not comply with Section 409A, a participant could be subject to additional taxes and interest.

Number of Awards Granted to Employees, Consultants, and Directors

The number of awards that an employee, director or consultant may receive under the 2021 Plan is in the discretion of the Administrator and therefore cannot be determined in advance. Notwithstanding the foregoing, non-employee directors are entitled to receive annual grants under the 2021 Plan and thus it is expected that each non-employee director will next receive an award of restricted stock units with a grant date fair value of approximately $125,000 on June 3, 2025, subject to continued service on such date.

The following table sets forth, with respect to the individuals and groups named below: the aggregate number of shares subject to options granted under the 2021 Plan (whether or not outstanding, vested or forfeited, as applicable) as of March 28, 2025, and the aggregate number of shares subject to awards of restricted stock, restricted stock units, and performance stock units granted under the 2021 Plan (whether or not outstanding, vested or forfeited, as applicable) as of March 28, 2025.

Name of Individual or Group	Number of Options Granted (#)	Number of Shares subject to Stock Awards (#) [(1)]
Jon Michael Adinolfi	252,050	604,181
Douglas J. Cahill	806,751	473,305
Robert O. Kraft	274,046	347,516
Scott K. Moore	129,429	102,838
George S. Murphy	45,606	118,719
Scott C. Ride	120,419	112,253
All current executive officers as a group	1,714,485	2,017,592
All current non-employee directors as a group	—	349,191
All other current employees (including all current officers who are not executive officers) as a group	—	2,707,878

(1) For any Performance Stock Units granted, the number of shares included in this column assumes achievement at Target level of performance.

Registration with the SEC

The Company intends to file with the SEC a registration statement on Form S-8 covering the new shares reserved for issuance under the 2021 Plan in Q3 2025.

Vote Required

The affirmative vote of a majority of the votes cast is required to approve this proposal. Abstentions and broker non-votes will have no effect on the outcome of this Proposal. The approval of this Proposal 3 is not conditioned upon approval of any of the other proposals in this proxy statement.

THE BOARD RECOMMENDS
A VOTE **FOR** THIS PROPOSAL.

HILLMAN®

ITEM NO. 4

AMEND 2021 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE SHARE RESERVE

You are being asked to vote to amend our 2021 Employee Stock Purchase Plan to increase the plan shares reserved for issuance

THE BOARD RECOMMENDS THAT YOU VOTE FOR AMENDING OUR 2021 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE SHARE RESERVE

We are asking our stockholders to approve an amendment of our 2021 Employee Stock Purchase Plan (referred to in this Proxy Statement as the “ESPP”), to increase the number of shares of Common Stock available for purchase under the ESPP by 1,000,000 shares, representing approximately 0.5% of our shares of Common Stock outstanding as of December 28, 2024.

The purpose of the ESPP is to encourage employee stock ownership, thus aligning employee interests with those of our stockholders, and to enhance our ability to attract, motivate and retain qualified employees. We believe that the ESPP will offer a convenient means for our employees who might not otherwise own our common stock to purchase and hold shares.

As of March 29, 2025, approximately 360,012 shares remained available for purchase under the ESPP. We are proposing the share increase to enable us to continue offering the ESPP to our employees. A copy of the proposed amendment is attached to this Proxy Statement as Appendix C.

Summary of the ESPP

The following summary describes the expected material terms of the ESPP, as amended. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, a copy of which is attached hereto as Appendix C, and we urge you to read it in its entirety.

Purpose

The purpose of the ESPP is to enable eligible employees of us and our participating subsidiaries to use payroll deductions to purchase shares of our common stock. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Administration

The ESPP is administered by our compensation committee, which has the discretionary authority to interpret the ESPP, determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP, and otherwise do all things necessary or desirable to carry out the purposes of the ESPP. Our compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our board of directors and our officers and employees, in each case, to the extent permitted by law. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.

Shares subject to the ESPP

Subject to adjustment as described below, the aggregate number of shares of our common stock available for purchase pursuant to the exercise of options under the ESPP is 1,140,754 shares. Shares to be delivered upon exercise of options under the ESPP may be authorized but unissued shares, treasury shares, or previously issued shares acquired by us. If any option granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will again be available for purchase under the ESPP.

The stockholders are now being asked to approve an additional 1,000,000 shares to become available for purchase under the ESPP, bringing the total to 2,140,754 shares. As of March 28, 2025, approximately 360,012 shares remained available for purchase under the ESPP, such that 1,360,012 shares would be available under the ESPP after giving effect to the 1,000,000 share increase requested in this Proposal.

Eligibility

Participation in the ESPP will generally be limited to our employees and employees of any participating subsidiaries (i) who have been continuously employed by us or one of our participating subsidiaries, as applicable, for a period of at least six months as of the first day of an applicable offering period, (ii) whose customary employment with us or one of our subsidiaries, as applicable, is for more than five months per calendar year, (iii) who customarily work 20 hours or more per week, (iv) who are not highly compensated employees who are subject to Section 16 of the Exchange Act and (v) who satisfy the requirements set forth in the ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. Any employee who owns (or is deemed under statutory attribution rules to own) shares possessing five percent or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, will not be eligible to participate in the ESPP.

General terms of participation

The ESPP allows eligible employees to purchase shares of our common stock during specified offering periods. Unless otherwise determined by the Administrator, offering periods under the ESPP will be three months in duration and commence on the first payroll day of January, April, July and October of each year. During each offering period, eligible employees will be granted an option to purchase shares of our common stock on the last business day of the offering period. A participant may purchase a maximum of 1,000 shares with respect to any offering period (or such lesser number as the Administrator may prescribe). No participant will be granted an option under the ESPP that permits the participant’s right to purchase shares of our common stock under the ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.

The purchase price of each share issued pursuant to the exercise of an option under the ESPP on an exercise date will be 85% (or such greater percentage as specified by the Administrator) of the fair market value of a share of our common stock on the exercise date, which will be the last business day of the offering period.

The Administrator has the discretion to change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of the ESPP, in each case, without shareholder approval, except as required by law.

Participants in the ESPP will pay for shares purchased under the ESPP through payroll deductions, or otherwise to the extent permitted by the Administrator. Participants may elect to authorize payroll deductions between one and fifteen percent of the participant's eligible compensation each payroll period.

Transfer restrictions

Shares of our common stock purchased under the ESPP may not be transferred or sold by a participant, other than by will or by the laws of descent and distribution, or such other period as may be determined by the Administrator.

Adjustments

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization, or other change in our capital structure that constitutes an equity restructuring, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price per share under any outstanding option.

Corporate transactions

In the event of a (i) sale of all or substantially all of our then-outstanding common stock or a sale of all or substantially all of our assets, or (ii) merger or similar transaction in which we are not the surviving corporation or which results in the acquisition of us by another person, the Administrator may provide that each outstanding option will be assumed or substituted for or will be cancelled and the balances of participants' accounts returned, or that the option period will end before the date of the proposed corporate transaction.

Amendments and termination

The Administrator has discretion to amend the ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval. The Administrator may suspend or terminate the ESPP at any time.

Certain Federal Income Tax Consequences of the ESPP

The following discussion of certain relevant United States federal income tax consequences applicable to the purchase of shares under the ESPP is only a summary of certain of the United States federal income tax consequences applicable to United States residents under the ESPP, and reference is made to the Code for a complete statement of all relevant federal tax provisions. No consideration has been given to the effects of foreign, state, local and other laws (tax or other) on the ESPP or on a participant, which laws will vary depending upon the particular jurisdiction or jurisdictions involved. In particular, participants who are stationed outside the United States may be subject to foreign taxes as a result of the ESPP.

No taxable income will be recognized by a participant, and no deductions will be allowable to the Company, upon either the grant or the exercise of rights to purchase shares. A participant only will recognize income when the shares acquired under the ESPP are sold or otherwise disposed of. The tax due upon sale or other disposition of the acquired shares depends on the length of time that the participant holds the shares.

If the participant sells or otherwise disposes of the purchased shares within two years after the start date of the offering period pursuant to which the shares were acquired or within one year after the actual purchase date of those shares, the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares. The Company will be entitled to a corresponding income tax deduction for the amount of income recognized for the taxable year in which such disposition occurs. The amount of this ordinary income will be added to the participant's basis in the shares, and any additional gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares have been held for more than one year since the date of purchase, the gain or loss will be long-term capital gain.

If the participant sells or disposes of the purchased shares more than two years after the start date of the offering period pursuant to which the shares were acquired and more than one year after the actual purchase date of those shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares, or (ii) 15% of the fair market value of the shares on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the

fair market value of the shares on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. the Company will not be entitled to an income tax deduction with respect to such disposition.

The tax consequences to a participant may vary depending upon the participant's individual situation. In addition, various state laws may provide for tax consequences that vary significantly from those described above.

New Plan Benefits

The increase in shares authorized for issuance under the ESPP applies to future purchase periods under the ESPP. The number of shares of common stock that may be purchased under the ESPP is dependent upon the stock's market value on the last day of each future purchase period, the voluntary election by each eligible employee to participate, and the amount each participant has elected to apply to a purchase period, and is not currently determinable. Our executive officers and non-employee directors are ineligible to participate in the ESPP by virtue of the exclusion of Section 16 persons, though some of our current executive officers did participate in the ESPP as employees prior to becoming executive officers.

The following table states the amounts which were received by each of the named individuals and groups under our ESPP for our last completed fiscal year, and the number of shares of common stock purchased under the ESPP from its inception through March 28, 2025.

Name of Individual or Group	Dollar Value of Shares Purchased in 2024($)[(1)]	Number of Shares Purchased in 2024 (#)	Number of Shares Purchased from Inception through March 28, 2025
Jon Michael Adinolfi	—	—	—
Douglas J. Cahill	—	—	—
Robert O. Kraft	—	—	—
Scott K. Moore	—	—	1,788
George S. Murphy	—	—	—
Scott C. Ride	—	—	—
All current executive officers as a group	—	—	1,788
All current non-employee directors as a group	—	—	—
All other current employees (including all current officers who are not executive officers) as a group	2,500,225	250,062	778,954

(1) Calculated using closing stock price on date of purchase.

Registration with the SEC

If the ESPP is approved by our stockholders and becomes effective, New Hillman is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the ESPP in June 2025.

Vote Required

The affirmative vote of a majority of the votes cast is required to approve this proposal. Abstentions and broker non-votes will have no effect on the outcome of this Proposal. The approval of this Proposal 4 is not conditioned upon approval of any of the other proposals in this proxy statement.

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

ITEM NO. 5

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITOR


VOTE

You are being asked to ratify the appointment of Hillman's independent auditor, Deloitte & Touche LLP.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

The Audit Committee has again selected Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for fiscal 2025. We are asking stockholders to ratify the appointment of Deloitte because we value our stockholders' views on the Company's independent registered public accounting firm selection and as a matter of good corporate governance.

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm. The Audit Committee regularly evaluates the qualifications, performance, and independence of the independent registered public accounting firm, and whether the firm should be rotated.

Deloitte has served as our independent registered public accounting firm since 2022. The Audit Committee and the Board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the Company and its stockholders. The Audit Committee will reconsider the appointment of Deloitte if its selection is not ratified by the stockholders. The Audit Committee may also reconsider the appointment of Deloitte at any time even if the selection is ratified by stockholders

INDEPENDENT AUDITOR ATTENDANCE AT THE ANNUAL MEETING

Representatives of Deloitte, our independent registered public accounting firm for the most recently completed fiscal year (2024) and for the current fiscal year (2025) will be present at the 2025 Annual Meeting. These representatives will have an opportunity at the annual meeting to make a statement if they so desire and will also be available to respond to appropriate stockholder questions.

Audit Fees, Audit-Related Fees, Tax Fees, and All Other Fees

For the fiscal years ended December 28, 2024 (fiscal 2024) and December 30, 2023 (fiscal 2023), the Company paid, or will pay, the following fees to its independent auditor for services rendered during the year or for the audit in respect of those years (dollars in thousands):

	Fiscal 2024 ($)	Fiscal 2023 ($)
Independent Auditor	**Deloitte**	**Deloitte**
Audit Fees(1)	1,217	1,223
Audit Related Fees(2)	—	50
Tax Fees(3)	—	64
All Other Fees(4)	4	4
Total	**1,221**	**1,341**

(1) Audit fees consist of fees for professional services rendered for the audit of the Company's Consolidated Financial Statements and review of the interim condensed consolidated financial statements included in quarterly reports and services that are normally provided in connection with statutory and regulatory filings.

(2) Audit related fees are fees associated with the secondary offerings of shares in 2023.

(3) Tax fees consist of fees billed for professional services for tax compliance, tax advice, tax planning, and transfer pricing services.

(4) All Other Fees consist of fees billed for subscriptions.

PRE-APPROVAL POLICY

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by its independent auditor on a case-by-case basis, and any pre-approval is detailed as to the particular service or category of service and is generally subject to a specific budget. These services may include audit services, audit related services, tax services, and other related services. The independent auditor and the Company's management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval policy, and the fees for the services performed to date. In accordance with its policies and procedures, the Audit Committee pre-approved 100% of the audit and non-audit services performed by Deloitte for the years ended December 28, 2024 and December 30, 2023.

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

Audit Committee Report

Management of the Company is responsible for the preparation and presentation of the Company's financial statements, the Company's accounting and financial reporting principles and internal controls, and procedures that are designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The independent public accountants are responsible for auditing the Company's financial statements and expressing opinions as to the financial statements' conformity with generally accepted accounting principles.

In performing its functions, the Audit Committee:

- Met separately with the Company's internal auditor and Deloitte with and without management present to discuss the results of the audits;
- Met separately with the Company's Chief Financial Officer or the Company's Chief Legal Officer when needed;
- Met regularly in executive sessions;
- Reviewed and discussed with management the audited financial statements included in our Annual Report;
- Discussed with Deloitte the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- Received the written disclosures and the letter from Deloitte required by the applicable requirements of the Public Accounting Oversight Board regarding the independent public accountant's communication with the Audit Committee concerning independence and discussed the matters related to their independence.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 28, 2024, as filed with the SEC.

This report is submitted by the Audit Committee.

Philip K. Woodlief (Chair)
Teresa Gendron
Daniel O'Leary
John Swygert

APPENDIX A

RECONCILIATION OF NON-GAAP MEASURES

The following charts reconcile Adjusted EBITDA and Adjusted Leverage Ratio to their nearest GAAP measure. Please refer to the "Non-GAAP Financial Measures" section of this filing for additional information, including our definitions and use of Adjusted EBITDA and Adjusted Leverage Ratio, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.

Adjusted EBITDA is a non-GAAP financial measure and is the primary basis used to measure the operational strength and performance of our businesses, as well as to assist in the evaluation of underlying trends in our businesses. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital and tax structures, as our management excludes these results when evaluating our operating performance. Our management and Board of Directors use this financial measure to evaluate our consolidated operating performance and the operating performance of our operating segments and to allocate resources and capital to our operating segments. Additionally, we believe that Adjusted EBITDA is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure of Adjusted EBITDA may not be directly comparable to similar measures used by other companies.

The following table presents a reconciliation of Net loss, the most directly comparable financial measures under GAAP, to Adjusted EBITDA:

Adjusted EBITDA

Amounts in Thousands

	Year Ended December 28, 2024 ($)
Net income	17,255
Income tax expense	9,297
Interest expense, net	59,241
Depreciation	68,766
Amortization	61,274
EBITDA	**215,833**
Stock compensation expense	13,463
Restructuring and other (1)	2,978
Litigation expense (2)	5,000
Transaction and integration expense (3)	1,243
Change in fair value of contingent consideration	228
Refinancing costs(4)	3,008
Adjusted EBITDA	**241,753**

(1) Restructuring and other costs includes consulting and other costs associated with severance related to our distribution center relocations and corporate restructuring activities and costs associated with the Cybersecurity Incident that occurred in May 2023.

(2) Litigation expense include a settlement and legal fees paid in association with a dispute with a kiosk development partner, see Note 15 – Commitments and Contingencies of the Notes to Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 28, 2024 for additional information).

(3) Transaction and integration expense includes professional fees and other costs related to the Koch Industries, Inc. and Intex DIY, Inc acquisitions.

(4) In the first quarter of 2024, we entered into a Repricing Amendment (2024 Repricing Amendment) on our existing Senior Term Loan due July 14, 2028 (see Note 7 - Long-Term Debt of the Notes to Consolidated Financial Statements included in our form 10-K for the fiscal year ended December 28, 2024 for additional information).

We define Adjusted Leverage Ratio as a ratio of (a) reported gross debt less cash on hand as of December 28, 2024 ("Net Debt"); to (b) Adjusted EBITDA during the year ended December 28, 2024. Adjusted Leverage Ratio is a resulting calculation of two metrics that are not defined under U.S. GAAP and may not be computed the same as similarly titled measures used by other companies. The Company believes that the Adjusted Leverage Ratio provides further insight and comparability into liquidity, borrowing capacity, and its capital structure.

Adjusted EBITDA is defined and reconciled above. The following is a the calculation of Net Debt and the resultant Adjusted Leverage Ratio calculation

Net Debt and Resulting Adjusted Leverage Ratio

Amounts in Thousands

		Year Ended December 28, 2024 ($)
Revolving loans	$	62,000
Senior Term Loan		645,470
Finance leases and other obligations		11,085
Gross Debt	**$**	**718,555**
Less Cash		44,510
Net Debt	**$**	**674,100**
Adjusted EBITDA (See Reconciliation Above)	**$**	**241,753**
Adjusted Leverage Ratio (Net Debt / Adjusted EBITDA)		**2.8**

Appendix B

HILLMAN SOLUTIONS CORP.
2021 EQUITY INCENTIVE PLAN
As Amended on [__________], 2025

1. DEFINED TERMS

Exhibit A, which is incorporated by reference, defines certain terms used in the Plan and includes certain operational rules related to those terms.

2. PURPOSE; EFFECTIVE DATE

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock and Stock-based Awards. The Plan was adopted by the Board of Directors of the Company on July 14, 2021. The Plan shall become and is effective as of the Effective Date.

3. ADMINISTRATION

The Plan will be administered by the Administrator. The Administrator has discretionary authority, subject only to the express provisions of the Plan, to administer and interpret the Plan and any Awards; to determine eligibility for and grant Awards; to determine the exercise price, base value from which appreciation is measured, or purchase price, if any, applicable to any Award, to determine, modify, accelerate or waive the terms and conditions of any Award; to determine the form of settlement of Awards (whether in cash, shares of Stock, other Awards or other property); to prescribe forms, rules and procedures relating to the Plan and Awards; and to otherwise do all things necessary or desirable to carry out the purposes of the Plan or any Award. Determinations of the Administrator made with respect to the Plan or any Award are conclusive and bind all persons.

4. LIMITS ON AWARDS UNDER THE PLAN

(a) Number of Shares. Subject to adjustment as provided in Section 7(b), the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan as of the Effective Date is (i) ~~9,150,814~~ 10,950,814 shares, plus (ii) the number of shares of Stock underlying awards under the Prior Plan that on or after the Effective Date expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefor, and would have become available again for grant under the Prior Plan in accordance with its terms (in the case of this subclause (ii), not to exceed 14,523,510 shares of Stock in the aggregate) (the "Share Pool"). Up to the total number of shares of Stock from the Share Pool described above may be delivered in satisfaction of ISOs, but nothing in this Section 4(a) will be construed as requiring that any, or any fixed number of, ISOs be awarded under the Plan. For purposes of this Section 4(a), the number of shares of Stock delivered in satisfaction of Awards will be determined (i) by reducing the Share Pool by the number of shares of Stock withheld by the Company in payment of the exercise price or purchase price of an Award or in satisfaction of tax withholding requirements with respect to an Award, (ii) by reducing the Share Pool by the full number of shares covered by a SAR any portion of which is settled in Stock (and not only the number of shares of Stock delivered in settlement of a SAR), and (iii) by increasing the Share Pool by any shares of Stock underlying any portion of an Award that is settled in cash or that expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the issuance of Stock (or retention, in the case of Restricted Stock or Unrestricted Stock). For the avoidance of doubt, the Share Pool will not be increased by any shares of Stock delivered under the Plan that are subsequently

repurchased using proceeds directly attributable to Stock Option exercises. The limits set forth in this Section 4(a) will be construed to comply with any applicable requirements of Section 422.

(b) **Substitute Awards.** The Administrator may grant Substitute Awards under the Plan. To the extent consistent with the requirements of Section 422 and the regulations thereunder and other applicable legal requirements (including applicable stock exchange requirements), shares of Stock delivered in respect of Substitute Awards will be in addition to and will not reduce the Share Pool. Notwithstanding the foregoing or anything in Section 4(a) to the contrary, if any Substitute Award is settled in cash or expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the delivery (or retention, in the case of Restricted Stock or Unrestricted Stock) of Stock, the shares of Stock previously subject to such Award will not increase the Share Pool or otherwise be available for future issuance under the Plan. The Administrator will determine the extent to which the terms and conditions of the Plan apply to Substitute Awards, if at all, *provided, however*, that Substitute Awards will not be subject to the limit described in Section 4(d) below.

(c) **Type of Shares.** Stock delivered by the Company under the Plan may be authorized but unissued Stock, treasury Stock or previously issued Stock acquired by the Company. No fractional shares of Stock will be delivered under the Plan.

(d) **Director Limits.** The maximum aggregate value of all compensation granted or paid to any Director with respect to any calendar year, including Awards granted under the Plan and cash fees or other compensation paid by the Company to such Director outside of the Plan, in each case, for services as a Director during such calendar year, may not exceed $750,000 in the aggregate, calculating the value of any Awards based on the grant date fair value in accordance with the Accounting Rules and assuming maximum payout levels.

5. ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among Employees and Directors of, and consultants and advisors to, the Company and its subsidiaries. Eligibility for ISOs is limited to individuals described in the first sentence of this Section 5 who are employees of the Company or of a "parent corporation" or "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code. Eligibility for Stock Options, other than ISOs, and SARs is limited to individuals described in the first sentence of this Section 5 who are providing direct services on the date of grant of the Award to the Company or to a subsidiary of the Company that would be described in the first sentence of Section 1.409A-1(b)(5)(iii)(E) of the Treasury Regulations.

6. RULES APPLICABLE TO AWARDS

(a) **All Awards.**

(i)Award Provisions. The Administrator will determine the terms and conditions of all Awards, subject to the limitations provided herein. No term of an Award shall provide for automatic "reload" grants of additional Awards upon the exercise of an Option or SAR. By accepting (or, under such rules as the Administrator may prescribe, being deemed to have accepted) an Award, the Participant will be deemed to have agreed to the terms and conditions of the Award and the Plan. Notwithstanding any provision of the Plan to the contrary, Substitute Awards may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.

(ii)Term of Plan. The Plan shall remain in effect, subject to the right of the Board or the Compensation Committee to amend or terminate the Plan at any time, until the earlier of

(a) the earliest date as of which all Awards granted under the Plan have been satisfied in full or terminated and no shares of Stock approved for issuance under the Plan remain available to be granted under new Awards or (b) July 14, 2031. No Awards may be made after such termination date, but previously granted Awards may remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards.

(iii)Transferability. Neither ISOs nor, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6(a)(3), other Awards may be transferred other than by will or by the laws of descent and distribution. During a Participant's lifetime, ISOs and, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6(a)(3), SARs and NSOs may be exercised only by the Participant. The Administrator may permit the gratuitous transfer (*i.e.*, transfer not for value) of Awards other than ISOs, subject to applicable securities and other laws and such terms and conditions as the Administrator may determine.

(iv)Vesting; Exercisability. The Administrator will determine the time or times at which an Award vests or becomes exercisable and the terms and conditions on which a Stock Option or SAR remains exercisable. Without limiting the foregoing, the Administrator may at any time accelerate the vesting and/or exercisability of an Award (or any portion thereof), regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration. Unless the Administrator expressly provides otherwise, however, the following rules will apply if a Participant's Employment ceases:

(1) Except as provided in (B) and (C) below, immediately upon the cessation of the Participant's Employment each Stock Option and SAR (or portion thereof) that is then held by the Participant or by the Participant's permitted transferees, if any, will cease to be exercisable and will terminate and each other Award that is then held by the Participant or by the Participant's permitted transferees, if any, to the extent not then vested will be forfeited.

(2) Subject to (C) and (D) below, each Stock Option and SAR (or portion thereof) held by the Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment, to the extent then vested and exercisable, will remain exercisable for the lesser of (i) a period of three months following such cessation of Employment or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(3) Subject to (D) below, each Stock Option and SAR (or portion thereof) held by a Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment due to death or by the Company due to Disability, to the extent then vested and exercisable, will remain exercisable for the lesser of (i) the one-year period ending on the first anniversary of such cessation of Employment or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(4) All Awards (whether or not vested or exercisable) held by a Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment will immediately terminate upon such cessation of Employment if the termination is for Cause or occurs in circumstances that in the determination of the Administrator would have constituted grounds for the Participant's Employment to be terminated for Cause (in each case, without regard to the lapsing of any required notice or cure periods in connection therewith).

(v)Recovery of Compensation. The Administrator may provide in any case that any outstanding Award (whether or not vested or exercisable), the proceeds from the exercise or disposition of any Award or Stock acquired under any Award, and any other amounts received in respect of any Award or Stock acquired under any Award will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted is not in compliance with any provision of the Plan or any applicable Award, or any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment, or other restrictive covenant by which the Participant is bound. Each Award will be subject to any policy of the Company or any of its subsidiaries that relates to trading on non-public information and permitted transactions with respect to shares of Stock, including limitations on hedging and pledging. In addition, each Award will be subject to any policy of the Company or any of its Affiliates that provides for forfeiture, disgorgement, or clawback with respect to incentive compensation that includes Awards under the Plan and will be further subject to forfeiture and disgorgement to the extent required by law or applicable stock exchange listing standards, including, without limitation, Section 10D of the Exchange Act. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees (or will be deemed to have agreed) to the terms of this Section 6(a)(5) and any clawback, recoupment or similar policy of the Company or any of its subsidiaries and further agrees (or will be deemed to have further agreed) to cooperate fully with the Administrator, and to cause any and all permitted transferees of the Participant to cooperate fully with the Administrator, to effectuate any forfeiture or disgorgement described in this Section 6(a)(5). Neither the Administrator nor the Company nor any other person, other than the Participant and the Participant's permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or the Participant's permitted transferees, if any, that may arise in connection with this Section 6(a)(5).

(vi)Taxes. The grant of an Award and the issuance, delivery, vesting and retention of Stock, cash or other property under an Award are conditioned upon the full satisfaction by the Participant of all tax and other withholding requirements with respect to the Award. The Administrator will prescribe rules for the withholding of taxes and other amounts with respect to any Award as it deems necessary. Without limitation to the foregoing, the Company or any parent or subsidiary of the Company will have the authority and the right to deduct or withhold (by any means set forth herein or in an Award agreement), or require a Participant to remit to the Company or a parent or subsidiary of the Company, an amount sufficient to satisfy all U.S. and non-U.S. federal, state and local income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and any Award hereunder and legally applicable to the Participant and required by law to be withheld (including, any amount deemed by the Company, in its discretion, to be an appropriate charge to the Participant even if legally applicable to the Company or any parent or subsidiary of the Company). The Administrator, in its sole discretion, may hold back shares of Stock from an Award or permit a Participant to tender previously-owned shares of Stock in satisfaction of tax or other withholding requirements (but not in excess of the maximum withholding amount consistent with the Award being subject to equity accounting treatment under the Accounting Rules). Any amounts withheld pursuant to this Section 6(a)(6) will be treated as though such amounts had been made directly to the Participant. In addition, the Company may, to the extent permitted by law, deduct any such tax and other withholding amounts from any payment of any kind otherwise due to a Participant from the Company or any parent or subsidiary of the Company.

(vii)Dividend Equivalents. The Administrator may provide for the payment of amounts (on terms and subject to such restrictions and conditions established by the Administrator) in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award whether or not the holder of such Award is otherwise entitled to share in the actual dividend or distribution in respect of such Award; *provided, however*, that (a) dividends or

dividend equivalents relating to an Award that, at the dividend payment date, remains subject to a risk of forfeiture (whether service-based or performance-based) shall be subject to the same risk of forfeiture as applies to the underlying Award and (b) no dividends or dividend equivalents shall be payable with respect to Stock Options or SARs. Any entitlement to dividend equivalents or similar entitlements will be established and administered either consistent with an exemption from, or in compliance with, the applicable requirements of Section 409A.

(viii)<u>Rights Limited</u>. Nothing in the Plan or any Award will be construed as giving any person the right to be granted an Award or to continued employment or service with the Company or any of its subsidiaries, or any rights as a stockholder except as to shares of Stock actually delivered under the Plan. The loss of existing or potential profit in any Award will not constitute an element of damages in the event of a termination of a Participant's Employment for any reason, even if the termination is in violation of an obligation of the Company or any of its subsidiaries to the Participant.

(ix)<u>Coordination with Other Plans</u>. Shares of Stock and/or Awards under the Plan may be granted in tandem with, or in satisfaction of or substitution for, other Awards under the Plan or awards made under other compensatory plans or programs of the Company or any of its subsidiaries. For example, but without limiting the generality of the foregoing, awards under other compensatory plans or programs of the Company or any of its subsidiaries may be settled in Stock (including, without limitation, Unrestricted Stock) under the Plan if the Administrator so determines, in which case the shares delivered will be treated as awarded under the Plan (and will reduce the Share Pool).

(x)<u>Section 409A</u>.

(1) Without limiting the generality of Section 11(b) hereof, each Award will contain such terms as the Administrator determines and will be construed and administered such that the Award either qualifies for an exemption from the requirements of Section 409A or satisfies such requirements.

(2) Notwithstanding anything to the contrary in the Plan or any Award agreement, the Administrator may unilaterally amend, modify or terminate the Plan or any outstanding Award, including but not limited to changing the form of the Award, if the Administrator determines that such amendment, modification or termination is necessary or desirable to avoid the imposition of an additional tax, interest or penalty under Section 409A.

(3) If a Participant is determined on the date of the Participant's termination of Employment to be a "specified employee" within the meaning of that term under Section 409A(a)(2)(B) of the Code, then, with regard to any payment that is considered nonqualified deferred compensation under Section 409A, to the extent applicable, payable on account of a "separation from service", such payment will be made or provided on the date that is the earlier of (i) the first business day following the expiration of the six-month period measured from the date of such "separation from service" and (ii) the date of the Participant's death (the "Delay Period"). Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 6(a)(10)(C) (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such delay) will be paid, without interest, on the first business day following the expiration of the Delay Period in a lump sum and any remaining payments due under the Award will be paid in accordance with the normal payment dates specified for them in the applicable Award agreement.

(4) For purposes of Section 409A, each payment made under the Plan or any Award will be treated as a separate payment.

(5) With regard to any payment considered to be nonqualified deferred compensation under Section 409A, to the extent applicable, that is payable upon a change in control of the Company or other similar event, to the extent required to avoid the imposition of an additional tax, interest or penalty under Section 409A, no amount will be payable unless such change in control constitutes a "change in control event" within the meaning of Section 1.409A-3(i)(5) of the Treasury Regulations.

(b) Stock Options and SARs.

(i)Time and Manner of Exercise. Unless the Administrator expressly provides otherwise, no Stock Option or SAR will be deemed to have been exercised until the Administrator receives a notice of exercise in a form acceptable to the Administrator that is signed by the appropriate person and accompanied by any payment required under the Award. The Administrator may limit or restrict the exercisability of any Stock Option or SAR in its discretion, including in connection with any Covered Transaction. Any attempt to exercise a Stock Option or SAR by any person other than the Participant will not be given effect unless the Administrator has received such evidence as it may require that the person exercising the Award has the right to do so.

(ii)Exercise Price. The exercise price (or the base value from which appreciation is to be measured) per share of each Award requiring exercise must be no less than 100% (in the case of an ISO granted to a 10-percent stockholder within the meaning of Section 422(b)(6) of the Code, 110%) of the Fair Market Value of a share of Stock, determined as of the date of grant of the Award, or such higher amount as the Administrator may determine in connection with the grant.

(iii)Payment of Exercise Price. Where the exercise of an Award (or portion thereof) is to be accompanied by a payment, payment of the exercise price must be made by cash or check acceptable to the Administrator or, if so permitted by the Administrator and if legally permissible, (i) through the delivery of previously acquired unrestricted shares of Stock, or the withholding of unrestricted shares of Stock otherwise deliverable upon exercise, in either case that have a Fair Market Value equal to the exercise price; (ii) through a broker-assisted cashless exercise program acceptable to the Administrator; (iii) by other means acceptable to the Administrator; or (iv) by any combination of the foregoing permissible forms of payment. The delivery of previously acquired shares in payment of the exercise price under clause (i) above may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator may prescribe.

(iv)Maximum Term. The maximum term of Stock Options and SARs must not exceed 10 years from the date of grant (or five years from the date of grant in the case of an ISO granted to a 10-percent stockholder described in Section 6(b)(2) above).

(v)No Repricing. Except in connection with a corporate transaction involving the Company (which term includes, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares) or as otherwise contemplated by Section 7 below, the Company may not, without obtaining stockholder approval, (A) amend the terms of outstanding Stock Options or SARs to reduce the exercise price or base value of such Stock Options or SARs, (B) cancel outstanding Stock Options or SARs in exchange for Stock Options or SARs that have an exercise price or base value that is less than the exercise price or base value of the original Stock Options or SARs, or (C) cancel outstanding Stock Options or SARs that have an

exercise price or base value greater than the Fair Market Value of a share of Stock on the date of such cancellation in exchange for cash or other consideration.

7. EFFECT OF CERTAIN TRANSACTIONS

(a) Mergers, *etc*. Except as otherwise expressly provided in an Award agreement or other agreement or by the Administrator, the following provisions will apply in the event of a Covered Transaction:

(i)Assumption or Substitution. If the Covered Transaction is one in which there is an acquiring or surviving entity, the Administrator may provide for (A) the assumption or continuation of some or all outstanding Awards or any portion thereof or (B) the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor.

(ii)Cash-Out of Awards. Subject to Section 7(a)(5) below, the Administrator may provide for payment (a "cash-out"), with respect to some or all Awards or any portion thereof (including only the vested portion thereof, with the unvested portion terminating as provided in subsection 7(a)(4) below), equal in the case of each applicable Award or portion thereof to the excess, if any, of (A) the Fair Market Value of one share of Stock multiplied by the number of shares of Stock subject to the Award or such portion, minus (B) the aggregate exercise or purchase price, if any, of such Award or such portion thereof (or, in the case of a SAR, the aggregate base value above which appreciation is measured), in each case on such payment and other terms and subject to such conditions (which need not be the same as the terms and conditions applicable to holders of Stock generally), as the Administrator determines, including that any amounts paid in respect of such Award in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate. For the avoidance of doubt, if the per share exercise or purchase price (or base value) of an Award or portion thereof is equal to or greater than the Fair Market Value of one share of Stock, such Award or portion may be cancelled with no payment due hereunder or otherwise in respect thereof.

(iii)Acceleration of Certain Awards. Subject to Section 7(a)(5) below, the Administrator may provide that any Award requiring exercise will become exercisable, in full or in part, and/or that the delivery of any shares of Stock remaining deliverable under any outstanding Award of Stock Units (including Restricted Stock Units and Performance Awards to the extent consisting of Stock Units) will be accelerated, in full or in part, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following the exercise of the Award or the delivery of the shares, as the case may be, to participate as a stockholder in the Covered Transaction.

(iv)Termination of Awards upon Consummation of Covered Transaction. Except as the Administrator may otherwise determine, each Award will automatically terminate (and in the case of outstanding shares of Restricted Stock, will automatically be forfeited) immediately upon the consummation of the Covered Transaction, other than (A) any Award that is assumed, continued or substituted for pursuant to Section 7(a)(1) above, and (B) any Award that by its terms, or as a result of action taken by the Administrator, continues following the Covered Transaction.

(v)Additional Limitations. Any share of Stock and any cash or other property or other award delivered pursuant to Section 7(a)(1), Section 7(a)(2) or Section 7(a)(3) above with respect to an Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate, including to reflect any performance or other vesting conditions to which the Award was subject and that did not lapse (and were not satisfied) in

connection with the Covered Transaction. For purposes of the immediately preceding sentence, a cash-out under Section 7(a)(2) above or an acceleration under Section 7(a)(3) above will not, in and of itself, be treated as the lapsing (or satisfaction) of a performance or other vesting condition. In the case of Restricted Stock that does not vest and is not forfeited in connection with the Covered Transaction, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.

(vi)<u>**Uniform Treatment**</u>**.** For the avoidance of doubt, the Administrator need not treat Participants or Awards (or portions thereof) in a uniform manner, and may treat different Participants and/or Awards differently, in connection with a Covered Transaction.

(b) <u>**Changes in and Distributions with Respect to Stock**</u>**.**

(i)<u>**Basic Adjustment Provisions**</u>**.** In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure that constitutes an equity restructuring within the meaning of the Accounting Rules, the Administrator shall make appropriate adjustments to the Share Pool and to the limit described in Section 4(d), and shall make appropriate adjustments to the number and kind of shares of stock or securities underlying Awards then outstanding or subsequently granted, any exercise or purchase prices (or base values) relating to Awards and any other provision of Awards affected by such change.

(ii)<u>**Certain Other Adjustments**</u>**.** The Administrator may also make adjustments of the type described in Section 7(b)(1) above to take into account distributions to stockholders other than those provided for in Sections 7(a) and 7(b)(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan or any Award.

(iii)<u>**Continuing Application of Plan Terms**</u>**.** References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 7.

8. LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. The Company may require, as a condition to the exercise of an Award or the delivery of shares of Stock under an Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act of 1933, as amended, or any applicable state or non-U.S. securities law. Any Stock delivered under the Plan will be evidenced in such manner as the Administrator determines appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that stock certificates will be issued in connection with Stock issued under the Plan, the Administrator may require that such certificates bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending the lapse of the applicable restrictions.

9. AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by applicable law, and may at any time terminate the Plan as to any future grants of Awards; *provided, however*, that except as otherwise expressly provided in the Plan or the applicable Award, the Administrator may not, without the Participant's consent, alter the terms of an Award so as to affect materially and adversely the Participant's rights under the Award, unless the Administrator expressly reserved the right to do so in the Plan or at the time the applicable Award was granted. Any amendments to the Plan will be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law (including the Code) or stock exchange requirements, as determined by the Administrator. For the avoidance of doubt, without limiting the Administrator's rights hereunder, no adjustment to any Award pursuant to the terms of Section 7 or Section 12 will be treated as an amendment requiring a Participant's consent.

10. OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not affect the right of the Company or any of its subsidiaries to grant any person bonuses or other compensation in addition to Awards under the Plan.

11. MISCELLANEOUS

(a) **Waiver of Jury Trial.** By accepting or being deemed to have accepted an Award under the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By accepting or being deemed to have accepted an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or any Award to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an Award hereunder.

(b) **Limitation of Liability.** Notwithstanding anything to the contrary in the Plan or any Award, neither the Company, nor any of its subsidiaries, nor the Administrator, nor any person acting on behalf of the Company, any of its subsidiaries, or the Administrator, will be liable to any Participant, to any permitted transferee, to the estate or beneficiary of any Participant or any permitted transferee, or to any other person by reason of any acceleration of income, any additional tax, or any penalty, interest or other liability asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code, or otherwise asserted with respect to any Award.

(c) **Unfunded Plan.** The Company's obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any Award. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.

12. ESTABLISHMENT OF SUB-PLANS

The Administrator may at any time and from time to time (including before or after an Award is granted) establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan for Participants based outside of the U.S. and/or subject to the laws of countries other than the U.S., including by establishing one or more sub-plans, supplements or appendices under the Plan or any Award agreement for the purpose of complying or facilitating compliance with non-U.S. laws or taking advantage of tax favorable treatment or for any other legal or administrative reason determined by the Administrator. Any such sub-plan, supplement or appendix may contain, in each case, (i) such limitations on the Administrator's discretion under the Plan and (ii) such additional or different terms and conditions, as the Administrator deems necessary or desirable and will be deemed to be part of the Plan but will apply only to Participants within the group to which the sub-plan, supplement or appendix applies (as determined by the Administrator); *provided*, *however*, that no sub-plan, supplement or appendix, rule or regulation established pursuant to this provision shall increase Share Pool.

13. GOVERNING LAW

(a) Certain Requirements of Corporate Law. Awards and shares of Stock will be granted, issued and administered consistent with the requirements of applicable Delaware law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case as determined by the Administrator.

(b) Other Matters. Except as otherwise provided by the express terms of an Award agreement, under a sub-plan described in Section 12 or as provided in Section 13(a) above, the domestic substantive laws of the State of Delaware govern the provisions of the Plan and of Awards under the Plan and all claims or disputes arising out of or based upon the Plan or any Award under the Plan or relating to the subject matter hereof or thereof without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

(c) Jurisdiction. Subject to Section 11(a) and except as may be expressly set forth in an Award agreement, by accepting (or being deemed to have accepted) an Award, each Participant agrees or will be deemed to have agreed to (i) submit irrevocably and unconditionally to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the Plan or any Award; (ii) not commence any suit, action or other proceeding arising out of or based upon the Plan or any Award, except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware; and (iii) waive, and not assert, by way of motion as a defense or otherwise, in any such suit, action or proceeding, any claim that the Participant is not subject personally to the jurisdiction of the above-named courts that the Participant's property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the Plan or any Award or the subject matter thereof may not be enforced in or by such court.

EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, have the meanings and are subject to the provisions set forth below:

"Accounting Rules": Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor provision.

"Administrator": The Compensation Committee, except with respect to such matters that are not delegated to the Compensation Committee by the Board (whether pursuant to committee charter or otherwise). The Compensation Committee (or the Board, with respect to such matters over which it retains authority under the Plan or otherwise) may delegate (i) to one or more of its members (or one or more other members of the Board) such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant Awards to the extent permitted by Section 152 or 157(c) of the Delaware General Corporation Law; and (iii) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate. For purposes of the Plan, the term "Administrator" will include the Board, the Compensation Committee, and the person or persons delegated authority under the Plan to the extent of such delegation, as applicable. With respect to any Award to which Section 16 of the Exchange Act applies, the Administrator shall consist of either the Board or a committee of the Board, which committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a "non-employee director" as defined in Rule 16b-3 of the Exchange Act and an "independent director" to the extent required by the rules of the national securities exchange that is the principal trading market for the Stock; provided, that with respect to Awards made to a member of the Board who is not an employee of the Company, "Administrator" means the Board. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act

"Award": Any or a combination of the following:

(i) Stock Options.

(ii) SARs.

(iii) Restricted Stock.

(iv) Unrestricted Stock.

(v) Stock Units, including Restricted Stock Units.

(vi) Performance Awards.

(vii) Awards (other than Awards described in (i) through (vii) above) that are convertible into or otherwise based on Stock.

"Board": The board of directors of the Company.

"Cause": In the case of any Participant who is party to an employment agreement that contains a definition of "Cause," the definition set forth in such agreement applies with respect to such Participant for purposes of the Plan for so long as such agreement is in effect. In every

other case, "Cause" means, as determined by the Administrator, termination of a Participant's employment or other service because of: (i) the Participant's being charged with a felony (or similar crime in a foreign jurisdiction) or crime of dishonesty or moral turpitude, (ii) insubordination, gross negligence or willful misconduct in the performance of the Participant's duties, (iii) illegal use of controlled substances during the performance of the Participant's duties or that adversely affects the reputation or best interests of the Company or any of its subsidiaries, (iv) the Participant's commission of fraud, embezzlement, misappropriation of funds, breach of fiduciary duty or a material act of dishonesty against the Company or any of its subsidiaries, (v) material breach by the Participant of any written employment, non-competition, non-solicitation, confidentiality or similar agreement with the Company or any of its subsidiaries, (vi) the Participant's material noncompliance with Company policy or code of conduct, (vii) the Participant's persistent neglect of duty or chronic unapproved absenteeism, (viii) the Participant's willful and deliberate failure in the performance of the Participant's duties in any material respect, in each case, as determined in good faith by the Compensation Committee in its sole discretion, or (ix) any other conduct by a Participant that could be expected to be harmful to the business, interests or reputation of the Company.

"**Closing Date**" means the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 24, 2021, by and among Landcadia Holdings III, Inc. and the other parties thereto.

"Code": The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect, including any applicable regulations and guidance thereunder.

"Company": Hillman Solutions Corp.

"Compensation Committee": The compensation committee of the Board.

"Covered Transaction": Any of (i) a consolidation, merger or similar transaction or series of related transactions, including a sale or other disposition of stock, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company's then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company's assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction will be deemed to have occurred upon consummation of the tender offer.

"Director": A member of the Board who is not an Employee.

"Disability": In the case of any Participant who is party to an employment, change of control or severance-benefit agreement that contains a definition of "Disability" (or a corollary term), the definition set forth in such agreement applies with respect to such Participant for purposes of the Plan for so long as such agreement is in effect. In every other case, "Disability" means, as determined by the Administrator, absence from work due to a disability for a period in excess of 90 days in any 12-month period that would entitle the Participant to receive benefits under the Company's long-term disability program as in effect from time to time (if the Participant were a participant in such program).

"Effective Date": The later of the date the Plan was approved by the Company's stockholders or the Closing Date.

"Employee": Any person who is employed by the Company or any of its subsidiaries.

"Employment": A Participant's employment or other service relationship with the Company or any of its subsidiaries. Employment will be deemed to continue, unless the Administrator otherwise determines, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to, the Company or any of its subsidiaries. If a Participant's employment or other service relationship is with any subsidiary of the Company and that entity ceases to be a subsidiary of the Company, the Participant's Employment will be deemed to have terminated when the entity ceases to be a subsidiary of the Company unless the Participant transfers Employment to the Company or one of its remaining subsidiaries. Notwithstanding the foregoing, in construing the provisions of any Award relating to the payment of "nonqualified deferred compensation" (subject to Section 409A) upon a termination or cessation of Employment, references to termination or cessation of employment, separation from service, retirement or similar or correlative terms will be construed to require a "separation from service" (as that term is defined in Section 1.409A-1(h) of the Treasury Regulations, after giving effect to the presumptions contained therein) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single "service recipient" with the Company under Section 1.409A-1(h)(3) of the Treasury Regulations. The Company may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-1(h) of the Treasury Regulations for purposes of determining whether a "separation from service" has occurred. Any such written election will be deemed a part of the Plan.

"Exchange Act": The Securities Exchange Act of 1934, as amended.

"Fair Market Value": As of a particular date, (i) the closing price for a share of Stock reported on the Nasdaq Global Stock Market (or any other national securities exchange on which the Stock is then listed) for that date or, if no closing price is reported for that date, the closing price on the immediately preceding date on which a closing price was reported or (ii) in the event that the Stock is not traded on a national securities exchange, the fair market value of a share of Stock determined by the Administrator consistent with the rules of Section 422 and Section 409A to the extent applicable.

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422. Each Stock Option granted pursuant to the Plan will be treated as providing by its terms that it is to be an NSO unless, as of the date of grant, it is expressly designated as an ISO in the applicable Award agreement.

"NSO": A Stock Option that is not intended to be an "incentive stock option" within the meaning of Section 422.

"Participant": Any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, other than employee benefit plans sponsored or maintained by the Company and by entities controlled by the Company or an underwriter, initial purchaser or placement agent temporarily holding the capital stock of the Company pursuant to a registered public offering.

"Performance Award": An Award subject to performance vesting conditions, which may include Performance Criteria.

"Performance Criteria": Specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. A Performance Criterion and any targets with respect thereto need not be based upon an increase, a positive or improved result or avoidance of loss and may be applied to a Participant individually, or to a business unit or division of the Company or to the Company as a whole and may relate to any or any combination

of any criterion or criteria determined by the Administrator (measured either absolutely or comparatively (including, without limitation, by reference to an index or indices or the performance of one or more companies) and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof and subject to such adjustments, if any, as the Administrator specifies. A Performance Criterion may also be based on individual performance and/or subjective performance criteria. The Administrator may provide that one or more of the Performance Criteria applicable to such Award will be adjusted in a manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period that affect the applicable Performance Criterion or Criteria.

"Plan": The Hillman Solutions Corp. 2021 Equity Incentive Plan, as from time to time amended and in effect.

"Prior Plan": The HMAN Group Holdings Inc. 2014 Equity Incentive Plan, as amended.

"Restricted Stock": Stock subject to restrictions requiring that it be forfeited, redelivered or offered for sale to the Company if specified performance or other vesting conditions are not satisfied.

"Restricted Stock Unit": A Stock Unit that is, or as to which the delivery of Stock or of cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

"SAR": A right entitling the holder upon exercise to receive an amount (payable in cash or in shares of Stock of equivalent value) equal to the excess of the Fair Market Value of the shares of Stock subject to the right over the base value from which appreciation under the SAR is to be measured.

"Section 409A": Section 409A of the Code and the regulations thereunder.

"Section 422": Section 422 of the Code and the regulations thereunder.

"Stock": Common stock of the Company, par value $0.0001 per share.

"Stock Option": An option entitling the holder to acquire shares of Stock upon payment of the exercise price.

"Stock Unit": An unfunded and unsecured promise, denominated in shares of Stock, to deliver Stock or cash measured by the value of Stock in the future.

"Substitute Awards": Awards granted under the Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition.

"Unrestricted Stock": Stock not subject to any restrictions under the terms of the Award.

Appendix C

HILLMAN SOLUTIONS CORP.
2021 EMPLOYEE STOCK PURCHASE PLAN

1. Defined Terms

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2. Purpose of Plan

The Plan is intended to enable Eligible Employees to use payroll deductions to purchase shares of Stock in offerings under the Plan, and thereby acquire an interest in the Company. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 and to be exempt from the application and requirements of Section 409A of the Code, and is to be construed accordingly.

3. Options to Purchase Stock

Subject to adjustment pursuant to Section 16 of the Plan, the maximum aggregate number of shares of Stock available for purchase pursuant to the exercise of Options granted under the Plan will be ~~1,140,754~~ 2,140,754 shares (the "**Initial Share Pool**"). The shares of Stock to be delivered upon exercise of Options under the Plan may be either shares of authorized but unissued Stock, treasury Stock, or previously issued Stock acquired by the Company. If any Option granted under the Plan expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares of Stock subject to such Option will not reduce the Share Pool and will again be available for purchase under the Plan. If, on an Exercise Date, the total number of shares of Stock that would otherwise be subject to Options granted under the Plan exceeds the number of shares then available in the Share Pool, the Administrator shall make a pro rata allocation of the shares remaining available for purchase under the Plan in as uniform a manner as is practicable and as it determines to be equitable. In such event, the Administrator shall notify each Participant of such reduction and of the effect on the Participant's Options and may reduce the rate of a Participant's payroll deductions, if necessary.

4. Eligibility

(a) *Eligibility Requirements.* Subject to Section 13 of the Plan, and the exceptions and limitations set forth in Section 4(b), Section 4(c), and Section 6 of the Plan, or as may be provided elsewhere in the Plan or in any sub-plan contemplated by Section 23, each Employee (i) who has been continuously employed by the Company or a Designated Subsidiary, as applicable, for a period of at least six (6) months as of the first day of an Option Period, (ii) whose customary Employment with the Company or a Designated Subsidiary, as applicable, is for more than five (5) months per calendar year, (iii) who customarily works twenty (20) hours or more per week, (iv) who is not a highly compensated employee (within the meaning of Section 414(q) of the Code) who is subject to the disclosure requirements of Section 16(a) of the Securities Exchange Act, and (v) who satisfies the requirements set forth in the Plan will be an Eligible Employee.

(b) *Five Percent Shareholders*. No Employee may be granted an Option under the Plan if, immediately after the Option is granted, the Employee would own (or pursuant to Section 424(d) of the Code would be deemed to own) stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of its Parent or Subsidiaries, if any.

(c) *Additional Requirements*. The Administrator may, for Option Periods that have not yet commenced, establish additional or other eligibility requirements, or amend the eligibility requirements set forth in subsection (a) above, in each case, consistent with the requirements of Section 423.

5. Option Periods

The Plan will generally be implemented by a series of separate offerings referred to as "**Option Periods**". Unless otherwise determined by the Administrator, the Option Periods will be successive periods of approximately three (3) months commencing on the first payroll date in January, April, July, and October of each year, anticipated to be on or around January 1 and April 1, July 1, and October 1, and ending approximately three months later on the last Business Day in March, June, September or December, as applicable, of each year, anticipated to be on or around March 31, June 30, September 30 and December 31. The last Business Day of each Option Period will be an "**Exercise Date**". The Administrator may change the Exercise Date, the commencement date, the ending date and the duration of each Option Period, in each case, to the extent permitted by Section 423; *provided, however,* that no Option may be exercised after 27 months from its grant date.

6. Option Grant

Subject to the requirements and limitations set forth in Sections 4 and 10 of the Plan and the Maximum Share Limit, on the first day of an Option Period, each Participant will automatically be granted an Option to purchase shares of Stock on the Exercise Date; *provided*, *however*, that no Participant will be granted an Option under the Plan that permits the Participant's right to purchase shares of Stock under the Plan and under all other employee stock purchase plans of the Company and its Parent and Subsidiaries, if any, to accrue at a rate that exceeds $25,000 in Fair Market Value (or such other maximum as may be prescribed from time to time by the Code) for each calendar year during which any Option granted to such Participant is outstanding at any time, as determined in accordance with Section 423(b)(8) of the Code.

7. Method of Participation

(a) *Payroll Deduction and Participation Authorization*. To participate in an Option Period, an Eligible Employee must execute and deliver to the Administrator a payroll deduction and participation authorization form in accordance with the procedures prescribed by, and in a form acceptable to, the Administrator and, in so doing, the Eligible Employee will thereby become a Participant as of the first day of such Option Period. Such an Eligible Employee will remain a Participant with respect to subsequent Option Periods until his or her participation in the Plan is terminated as provided herein. Such payroll deduction and participation authorization must be delivered not later than 21 calendar days prior to the first day of an Option Period, or such other time as specified by the Administrator.

(b) *Changes to Payroll Deduction Authorization for Subsequent Option Periods*. A Participant's payroll deduction authorization will remain in effect for subsequent Option Periods unless the Participant files a new authorization not later than 21 calendar days prior to the first

day of the subsequent Option Period (or such other time as specified by the Administrator) or the Participant's Option is cancelled pursuant to Section 13 or Section 14 of the Plan.

(c) *Changes to Payroll Deduction Authorization for Current Option Period.* During an Option Period, a Participant's payroll deduction authorization may not be increased or decreased, except that a Participant may terminate his or her payroll deduction authorization by canceling his or her Option in accordance with Section 13 of the Plan.

(d) *Payroll Deduction Percentage.* Each payroll deduction authorization will authorize payroll deductions as a whole percentage from 1% to 15% of the employee's Eligible Compensation per payroll period.

(e) *Payroll Deduction Account.* All payroll deductions made pursuant to this Section 7 will be credited to the Participant's Account. Amounts credited to a Participant's Account will not be required to be set aside in trust or otherwise segregated from the Company's general assets.

8. Method of Payment

A Participant must pay for shares of Stock purchased under the Plan with accumulated payroll deductions credited to the Participant's Account. Notwithstanding the foregoing or any provisions to the contrary in this Plan, the Company may (but is not required to) allow Participants to make other contributions under this Plan via cash, check, or other means instead of payroll deductions, and for any Option Period under Section 423 of the Code, the Company determines that such other contributions are permissible under Section 423 of the Code. Any such other contributions must be made in a manner, in an amount and by the deadline prescribed by the Company and, once made, shall be credited to the Participant's Account.

9. Purchase Price

The Purchase Price of shares of Stock issued pursuant to the exercise of an Option on each Exercise Date will be eighty-five percent (85%) (or such greater percentage specified by the Administrator to the extent permitted under Section 423) of the Fair Market Value of a share of Stock on the date on which the Option is deemed exercised pursuant to Section 10 of the Plan (*i.e.*, the Exercise Date).

10. Exercise of Options

(a) *Purchase of Shares.* Subject to the limitations set forth in Section 6 of the Plan and this Section 10, with respect to each Option Period, on the applicable Exercise Date, each Participant will be deemed to have exercised his or her Option and the accumulated payroll deductions in the Participant's Account will be applied to purchase the greatest number of shares of Stock (rounded down to the nearest whole share) that can be purchased with such Account balance at the applicable Purchase Price; *provided, however,* that no more than 1,000 shares of Stock may be purchased by a Participant on any Exercise Date, or such lesser number as the Administrator may prescribe in accordance with Section 423 (the "**Maximum Share Limit**"). As soon as practicable thereafter, shares of Stock so purchased will be placed, in book-entry form, into a record keeping account in the name of the Participant. No fractional shares will be purchased pursuant to the exercise of an Option under the Plan; any accumulated payroll deductions in a Participant's Account that are not sufficient to purchase a whole share will be retained in the Participant's Account for the subsequent Option Period, subject to earlier withdrawal by the Participant as provided in Section 13 hereof.

(b) *Return of Account Balance.* Except as provided in Section 10(a) above with respect to fractional shares, any accumulated amount of payroll deductions in a Participant's Account for an Option Period that are not used for the purchase of shares of Stock, whether because of the Participant's withdrawal from participation in an Option Period or for any other reason, will be returned to the Participant (or his or her designated beneficiary or legal representative, as applicable), without interest, as soon as administratively practicable after such withdrawal or other event, as applicable. If the Participant's accumulated payroll deductions on the Exercise Date of an Option Period would otherwise enable the Participant to purchase shares of Stock in excess of the Maximum Share Limit or the maximum Fair Market Value set forth in Section 6 of the Plan, the excess of the amount of the accumulated payroll deductions over the aggregate Purchase Price of the shares of Stock actually purchased will be returned to the Participant, without interest, as soon as administratively practicable after such Exercise Date.

11. Interest

No interest will accrue or be payable on any amount held in the Account of any Participant.

12. Taxes

Payroll deductions will be made on an after-tax basis. The Administrator will have the right to make such provision as it deems necessary for, and may condition the exercise of an Option on, the satisfaction of its obligations to withhold federal, state, local income or other taxes incurred by reason of the purchase or disposition of shares of Stock under the Plan. In the Administrator's discretion and subject to applicable law, such tax obligations may be satisfied in whole or in part by delivery of shares of Stock to the Company, including shares of Stock purchased under the Plan, valued at Fair Market Value, but not in excess of the maximum withholding amount consistent with the award being subject to equity accounting treatment under the Accounting Rules.

13. Cancellation and Withdrawal

A Participant who has been granted an Option under the Plan may cancel all (but not less than all) of such Option and terminate his or her participation in the Plan by notice to the Administrator in accordance with the procedures prescribed by, and in a form acceptable to, the Administrator. To be effective with respect to an upcoming Exercise Date, such cancellation notice must be delivered not later than 21 calendar days prior to such Exercise Date (or such other time as specified by the Administrator). Upon such termination and cancellation, the balance in the Participant's Account will be returned to the Participant, without interest, as soon as administratively practicable thereafter. For the avoidance of doubt, a Participant who reduces his or her withholding rate for a future Option Period to zero percent (0%) pursuant to Section 7 of the Plan will be deemed to have terminated his or her payroll deduction authorization and canceled his or her participation in the Plan as to such Option Period and all future Option Periods, unless the Participant delivers a new payroll deduction authorization for a subsequent Option Period in accordance with the rules of Section 7(b) of the Plan.

14. Termination of Employment; Death of Participant

Upon the termination of a Participant's employment with the Company or a Designated Subsidiary, as applicable, for any reason (including the death of a Participant during an Option Period prior to an Exercise Date) or in the event the Participant ceases to qualify as an Eligible Employee, the Participant will cease to be a Participant, any Option held by the Participant under the Plan will be canceled, the balance in the Participant's Account will be returned to the

Participant (or his or her estate or designated beneficiary in the event of the Participant's death), without interest, as soon as administratively practicable thereafter, and the Participant will have no further rights under the Plan.

15. Equal Rights; Participant's Rights Not Transferable

All Participants granted Options in an offering under the Plan will have the same rights and privileges, consistent with the requirements set forth in Section 423. Any Option granted under the Plan will be exercisable during the Participant's lifetime only by him or her and may not be sold, pledged, assigned, or transferred in any manner. In the event any Participant violates or attempts to violate the terms of this Section 15, as determined by the Administrator in its sole discretion, any Options granted to the Participant under the Plan may be terminated by the Company and, upon the return to the Participant of the balance of his or her Account, without interest, all of the Participant's rights under the Plan will terminate.

16. Change in Capitalization; Corporate Transaction

(a) *Change in Capitalization*. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure that constitutes an equity restructuring within the meaning of the Accounting Rules, the Administrator shall make appropriate adjustments to the aggregate number and type of shares of stock available under the Plan, the number and type of shares of stock granted under any outstanding Options, the maximum number and type of shares of stock purchasable under any outstanding Option, and/or the Purchase Price under any outstanding Option, in any case, in a manner that complies with Section 423.

(b) *Corporate Transaction.* In the event of a sale of all or substantially all of the Stock or a sale of all or substantially all of the assets of the Company, or a merger or similar transaction in which the Company is not the surviving corporation or that results in the acquisition of the Company by another person, the Administrator may, in its discretion, (i) if the Company is merged with or acquired by another corporation, provide that each outstanding Option will be assumed or exchanged for a substitute Option granted by the acquiror or successor corporation or by a parent or subsidiary of the acquiror or successor corporation, (ii) cancel each outstanding Option and return the balances in Participants' Accounts to the Participants, and/or (iii) pursuant to Section 18 of the Plan, terminate the Option Period on or before the date of the proposed sale, merger or similar transaction.

17. Administration

The Plan will be administered by the Administrator. The Administrator has discretionary authority, subject only to the express provisions of the Plan, to administer and interpret the Plan; to determine eligibility under the Plan; to prescribe forms, rules and procedures relating to the Plan; and to otherwise do all things necessary or desirable to carry out the purposes of the Plan. Determinations of the Administrator made with respect to the Plan are conclusive and bind all persons.

The Administrator may specify the manner in which the Company and/or Employees are to provide notices and forms under the Plan, and may require that such notices and forms be submitted electronically.

18. Amendment and Termination of Plan

(a) *Amendment.* The Administrator reserves the right at any time or times to amend the Plan to any extent and in any manner it may deem advisable; *provided*, *however*, that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 will

have no force or effect unless approved by the shareholders of the Company within twelve (12) months before or after its adoption.

(b) *Termination.* The Administrator reserves the right at any time or times to suspend or terminate the Plan. In connection therewith, the Administrator may provide, in its sole discretion, either that outstanding Options will be exercisable on the Exercise Date for the applicable Option Period or on such earlier date as the Administrator may specify (in which case such earlier date will be treated as the Exercise Date for the applicable Option Period), or that the balance of each Participant's Account will be returned to the Participant, without interest.

19. Approvals

Shareholder approval of the Plan will be obtained prior to the date that is twelve (12) months after the date of Board approval. In the event that the Plan has not been approved by the shareholders of the Company prior to July 14, 2022, all Options to purchase shares of Stock under the Plan will be cancelled and become null and void.

Notwithstanding anything herein to the contrary, the obligation of the Company to issue and deliver shares of Stock under the Plan will be subject to the approval required of any governmental authority in connection with the authorization, issuance, sale or transfer of such shares of Stock and to any requirements of any national securities exchange applicable thereto, and to compliance by the Company with other applicable legal requirements in effect from time to time.

20. Participants' Rights as Shareholders and Employees

A Participant will have no rights or privileges as a shareholder of the Company and will not receive any dividends in respect of any shares of Stock covered by an Option granted hereunder until such Option has been exercised, full payment has been made for such shares, and the shares have been issued to the Participant.

Nothing contained in the provisions of the Plan will be construed as giving to any Employee the right to be retained in the employ of the Company or any Designated Subsidiary or as interfering with the right of the Company or any Designated Subsidiary to discharge, promote, demote or otherwise re-assign any Employee from one position to another within the Company or any Designated Subsidiary at any time.

21. Restrictions on Transfer; Information Regarding Disqualifying Dispositions.

(a) *Restrictions on Transfer*. Shares of Stock purchased under the Plan may, in the discretion of the Administrator, be subject to a restriction prohibiting the transfer, sale, pledge or alienation or such shares of Stock by a Participant, other than by will or by the laws of descent and distribution, for such period following such purchase as may be determined by the Administrator.

(b) *Disqualifying Dispositions*. By electing to participate in the Plan, each Participant agrees to provide such information about any transfer of Stock acquired under the Plan that occurs within two years after the first day of the Option Period in which such Stock was acquired and within one year after the day such Stock was purchased as may be requested by the Company or any Designated Subsidiary in order to assist it in complying with applicable tax laws.

22. Miscellaneous

(a) *Waiver of Jury Trial*. By electing to participate in the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights

under the Plan or with respect to any Option, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By electing to participate in the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or in respect of any Option to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an Option hereunder.

(b) *Limitation of Liability*. Notwithstanding anything to the contrary in the Plan, neither the Company, nor any of its subsidiaries, nor the Administrator, nor any person acting on behalf of the Company, any of its subsidiaries, or the Administrator, will be liable to any Participant, to any permitted transferee, to the estate or beneficiary of any Participant or any permitted transferee, or to any other person by reason of any acceleration of income, any additional tax, or any penalty, interest or other liability asserted by reason of the failure of the Plan or any Option to satisfy the requirements of Section 423, or otherwise asserted with respect to the Plan or any Option.

(c) *Unfunded Plan*. The Company's obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any Option. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.

23. Establishment of Sub-Plans

Notwithstanding the foregoing or any provision of the Plan to the contrary, consistent with the requirements of Section 423, the Administrator may, in its sole discretion, amend the terms of the Plan, or an offering and/or provide for separate offerings under the Plan in order to, among other things, reflect the impact of local law outside of the United States as applied to one or more Eligible Employees of a Designated Subsidiary and may, where appropriate, establish one or more sub-plans to reflect such amended provisions.

24. Governing Law

(a) *Certain Requirements of Corporate Law*. Options and shares of Stock will be granted, issued and administered consistent with the requirements of applicable Delaware law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case as determined by the Administrator.

(b) *Other Matters*. Except as otherwise provided by the express terms of a sub-plan described in Section 23 or as provided in Section 24(a), the domestic substantive laws of the State of Delaware govern the provisions of the Plan and of Options under the Plan and all claims or disputes arising out of or based upon the Plan or any Option or relating to the subject matter hereof or thereof without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

(c) *Jurisdiction*. By electing to participant in the Plan, each Participant agrees or will be deemed to have agreed to (i) submit irrevocably and unconditionally to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the Plan or any Option; (ii) not commence any suit, action or other

proceeding arising out of or based upon the Plan or any Option, except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware; and (iii) waive, and not assert, by way of motion as a defense or otherwise, in any such suit, action or proceeding, any claim that he or she is not subject personally to the jurisdiction of the above-named courts that his or her property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the Plan or any Option or the subject matter thereof may not be enforced in or by such court.

25. Effective Date and Term

The Plan will become effective upon adoption of the Plan by the Board and no rights will be granted hereunder after the earliest to occur of (a) the Plan's termination by the Company, (b) the issuance of all shares of Stock available for issuance under the Plan or (c) the day before the 10-year anniversary of the date the Board approves the Plan.

EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"401(k) Plan": A savings plan qualifying under Section 401(k) of the Code that is sponsored by the Company or one of its Subsidiaries for the benefit of its employees.

"Account": A notional payroll deduction account maintained in the Participant's name on the books of the Company.

"Accounting Rules": Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor provision.

"Administrator": The Compensation Committee of the Board, except that the Compensation Committee may delegate its authority under the Plan to a sub-committee comprised of one or more of its members, to members of the Board, or to officers or employees of the Company to the extent permitted by applicable law. In each case, references herein to the Administrator refer, as applicable, to such persons or groups so delegated to the extent of such delegation.

"Board": The board of directors of the Company.

"Business Day": Any day on which the established national exchange or trading system (including the Nasdaq Global Stock Market) on which the Stock is traded is available and open for trading.

"Code": The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect, including any applicable regulations and guidance thereunder.

"Company": Hillman Solutions Corp., a Delaware corporation.

"Designated Subsidiary": A Subsidiary of the Company that has been designated by the Board or the Compensation Committee of the Board from time to time as eligible to participate in the Plan. For the avoidance of doubt, any Subsidiary of the Company, whether or

not a Subsidiary on the Effective Date, shall be eligible to be designated as a Designated Subsidiary hereunder.

"Effective Date": The date set forth in Section 25 of the Plan.

"Eligible Compensation": Regular base salary, regular base wages, overtime payments, regular annual, quarterly and monthly cash bonuses payable pursuant to a short-term cash incentive plan, commissions and sales incentives (excluding, for the avoidance of doubt, any long-term or equity-based incentive payments or awards, sign-on bonuses, retention bonuses, stipends, or other non-recurring or special bonuses). Eligible Compensation will not be reduced by any income or employment tax withholdings or any contributions by the Employee to a 401(k) Plan or a plan under Section 125 of the Code, but will be reduced by any contributions made on the Employee's behalf by the Company or any Subsidiary to any deferred compensation plan or welfare benefit program now or hereafter established.

"Eligible Employee": Any Employee who meets the eligibility requirements set forth in Section 4 of the Plan.

"Employee": Any person who is employed by the Company or a Designated Subsidiary.

For the avoidance of doubt, independent contractors and consultants are not "Employees".

"Exercise Date": The date set forth in Section 5 of the Plan or otherwise designated by the Administrator with respect to a particular Option Period on which a Participant will be deemed to have exercised the Option granted to him or her for such Option Period.

"Fair Market Value":

(a) If the Stock is readily traded on an established national exchange or trading system (including the Nasdaq Global Stock Market), the closing price of a share of Stock as reported by the principal exchange on which such Stock is traded; *provided, however,* that if such day is not a trading day, Fair Market Value will mean the reported closing price of a share of Stock for the immediately preceding day that is a trading day.

(b) If the Stock is not traded on an established national exchange or trading system, the average of the bid and ask prices for shares Stock where the bid and ask prices are quoted.

(c) If the Stock cannot be valued pursuant to clauses (a) or (b), the value as determined in good faith by the Board in its sole discretion.

"Maximum Share Limit": The meaning set forth in Section 10 of the Plan.

"Option": An option granted pursuant to the Plan entitling the holder to acquire shares of Stock upon payment of the Purchase Price per share of Stock.

"Option Period": An offering period established in accordance with Section 5 of the Plan.

"Parent": A "parent corporation" as defined in Section 424(e) of the Code.

"Participant": An Eligible Employee who elects to participate in an Option Period under the Plan.

"Plan": The Hillman Solutions Corp. 2021 Employee Stock Purchase Plan, as from time to time amended and in effect.

"Purchase Price": The price per share of Stock with respect to an Option Period determined in accordance with Section 9 of the Plan.

"Section 423": Section 423 of the Code and the regulations thereunder.

"Stock": Common stock of the Company, par value $0.001 per share.

"Subsidiary": A "subsidiary corporation" as defined in Section 424(f) of the Code.

HOUSEHOLDING OF PROXY MATERIALS

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of the Notice of Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of such materials) unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our Notice of Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of such materials), or if you hold in more than one account, and in either case you wish to receive only a single copy for your household or if you prefer to receive separate copies of our documents in the future, please contact your bank or broker, or contact our Secretary at 1280 Kemper Meadow Dr., Forest Park, Ohio 45240, or via telephone at 513-851-4900.

Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record.

HILLMAN

HILLMAN SOLUTIONS CORP.
1280 KEMPER MEADOW DR.
FOREST PARK, OH 45240

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/HLMN2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Hillman Solutions Corp. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V64591-P28176

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

HILLMAN SOLUTIONS CORP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" Items 1, 2, 3, 4, and 5.

Vote on Directors

1. ELECTION OF DIRECTORS

Nominees:	**For**	**Against**	**Abstain**
1a. Jon Michael Adinolfi	☐	☐	☐
1b. Douglas J. Cahill	☐	☐	☐
1c. Diane C. Honda	☐	☐	☐

Vote on Proposals

	For	**Against**	**Abstain**
2. Approve, by non-binding vote, the compensation of our named executive officers;	☐	☐	☐
3. Approve an increase in number of shares reserved under our 2021 Equity Incentive Plan;	☐	☐	☐
4. Approve an increase in number of shares reserved under our Employee Stock Purchase Plan;	☐	☐	☐
5. Ratify the selection of Deloitte & Touche LLP as our independent auditor for fiscal year 2025; and	☐	☐	☐

6. Transact other business as may properly come before the meeting.

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). **If no direction is made, this proxy will be voted "FOR" Items 1, 2, 3, 4, and 5.** If any other matters properly come before the meeting.

Please sign your name(s) exactly as it appear(s) hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting on June 3, 2025:

The Combined Proxy Statement / Annual Report are available at www.proxyvote.com.

V64592-P28176

Hillman Solutions Corp.
ANNUAL MEETING OF STOCKHOLDERS
TUESDAY, JUNE 3, 2025
8:30 AM, EASTERN TIME
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The stockholder(s) hereby appoint(s) Robert O. Kraft and Amanda Kitzberger, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Hillman Solutions Corp. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 8:30 a.m., Eastern Time on June 3, 2025, at the virtual meeting accessible at www.virtualshareholdermeeting.com/HLMN2025, and any adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND "FOR" Items 1, 2, 3, 4, and 5.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission file number 001-39609

HILLMAN®

Hillman Solutions Corp.

(Exact name of registrant as specified in its charter)

Delaware	85-2096734
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1280 Kemper Meadow Drive	
Cincinnati, Ohio	45240
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (513) 851-4900

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	HLMN	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☐		

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $1,723 million based upon the closing price reported for such date on the Nasdaq Global Select Market.

On February 14, 2025, 197,328,512 shares of common stock, par value $0.0001 per share, were issued and outstanding.

Documents Incorporated by Reference: Part III of this 10-K incorporates by reference certain information from the registrants definitive Proxy Statement for the 2025 Annual Meeting of Stockholders.

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements, including, but not limited to, certain disclosures related to acquisitions, refinancing, capital expenditures, resolution of pending litigation, and realization of deferred tax assets, which are not historical facts and are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.

All forward-looking statements are made in good faith by the Company and are intended to qualify for the safe harbor from liability established by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. You should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," “target”, “goal”, "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) unfavorable economic conditions that may affect our and our customers’, suppliers’ and other business partners’ operations, financial condition and cash flows including spending on home renovation or construction projects, inflation, recessions, instability in the financial markets or credit markets; (2) increased supply chain costs, including raw materials, sourcing, transportation and energy; (3) the highly competitive nature of the markets that we serve; (4) the ability to continue to innovate with new products and services; (5) seasonality; (6) large customer concentration; (7) the ability to recruit and retain qualified employees; (8) the outcome of any legal proceedings that may be instituted against the Company; (9) adverse changes in currency exchange rates; or (10) regulatory changes and potential legislation that could adversely impact financial results. The foregoing list of factors is not exclusive, and readers should also refer to those risks that are included in the Company’s filings with the Securities and Exchange Commission (“SEC”), including this Annual Report on Form 10-K. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward looking statements.

Except as required by applicable law, the Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this communication to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

ITEM 1 - BUSINESS.

General

Hillman Solutions Corp. and its wholly-owned subsidiaries (collectively, “Hillman” or “Company”) are one of the largest providers of hardware-related products and related merchandising services to retail markets in North America. Our principal business is operated through our wholly-owned subsidiary, Hillman, which had net sales of approximately $1,472.6 million in 2024. Hillman sells its products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys and accessories; builder's hardware; personal protective equipment, such as gloves and eye-wear; rope and chain; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for our robotics kiosks.

Hillman's corporate headquarters is located at 1280 Kemper Meadow Drive, Cincinnati, Ohio. We maintain a website at *www.hillmangroup.com*. Information contained or linked on our website is not incorporated by reference into this annual report and should not be considered a part of this annual report.

History

In 1964, Max Hillman established Hillman Bolt & Screw Corporation in Cincinnati, Ohio when he purchased a franchise operation from Sharon Bolt & Screw, a hardware fastener company. Max began distributing fasteners to independent hardware stores in southern Ohio and northern Kentucky, with a relentless commitment to service.

Max's two sons, Mick Hillman and Rick Hillman, joined their father's company in 1969, as Hillman's customer base and distribution network continued to grow. In 1982, Hillman Bolt & Screw was purchased by Sun Distributors followed by Max's retirement shortly thereafter. Mick and Rick took over the day-to-day operations of the business in 1984.

During the early 1990s, the Company developed its National Field Service Group, which today includes over 1,200 field service and sales representatives, to manage the complex assortment of Hillman products on its customers' shelves. Over the next three decades Hillman continued to win new business, expanding from traditional hardware stores to big box and home improvement retailers, and into adjacent product categories through multiple strategic acquisitions.

During the 2000s, Hillman was purchased three separate times by private equity firms (2001, 2004 and 2010). During 2012 and 2013, Rick and Mick Hillman retired, respectively, after more than 40 years of actively managing the Company. Thereafter in 2014, CCMP Capital Advisors acquired the majority interest in Hillman. In 2021, Hillman became a publicly traded company, listing its shares on the Nasdaq stock exchange under the ticker symbol "HLMN" by virtue of a merger with a Special Purpose Acquisition Company ("SPAC").

Hillman's legacy of service has remained unchanged throughout its history, and it continues to take care of its customers first.

Hillman Group

We are comprised of three separate operating business segments: (1) Hardware and Protective Solutions, (2) Robotics and Digital Solutions, and (3) Canada.

We provide products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder's hardware; rope and chain; protective solutions, such as gloves, eye-wear, and cleaning rags; and identification items, such as tags and letters, numbers, and signs to retail outlets, primarily hardware stores, home centers and mass merchants, pet supply stores, grocery stores, and drug stores. We complement our extensive product selection with regular retailer visits by our field sales and service organization.

We market and distribute a wide variety of Stock Keeping Units ("SKUs") of small, hard-to-find and hard-to-manage hardware items. We function as a category manager for retailers and support these products with in-store service, high order fill rates, and rapid delivery of products sold. Sales and service representatives regularly visit retail outlets to review stock levels, reorder items in need of replacement, and interact with the store management to offer new product and merchandising ideas. Thousands of items can be actively managed with the retailer experiencing a substantial reduction of in-store labor costs and replenishment paperwork. Service representatives also assist in organizing the products in a consumer-friendly manner. We complement our broad range of products with merchandising services such as displays, product identification stickers, retail price labels, store rack and drawer systems, assistance in rack positioning and store layout, and inventory restocking services. We regularly refresh retailers' displays with new products and package designs utilizing color-coding to simplify the shopping experience for consumers and improve the attractiveness of individual store displays.

We operate from 24 strategically located distribution centers in North America and supplement our operations with third-party logistics providers to warehouse and ship customer orders in the certain areas.

Products and Suppliers

Our product strategy concentrates on providing total project solutions using the latest technology for common and unique home improvement projects. Our portfolio provides retailers the assurance that their shoppers can find the right product at the right price within an 'easy to shop' environment.

We currently manage a worldwide supply chain comprised of a large number of vendors, the largest of which accounted for approximately 8.6% of the Company's annual purchases and the top five of which accounted for approximately 20.1% of our annual purchases. Our vendor quality control procedures include on-site evaluations and frequent product testing. Vendors are also evaluated based on delivery performance and the accuracy of their shipments.

Hardware and Protective Solutions

Our Hardware and Protective Solutions segment includes a variety of product categories including: Fasteners; Builders Hardware; Wall Hanging, Threaded Rod and Metal Shapes; Rope and Chain; Letters, Numbers, and Signs ("LNS"); and Personal Protective Equipment, such as gloves and eye-wear.

Our Fastener business consists of three categories: core fasteners, construction fasteners, and anchors. These are sold under a variety of brands including Hillman, Fas-n-Tite, Deck-Plus, and Power Pro. Core fasteners include nuts, bolts, screws, washers, and specialty items. Construction fasteners include deck, drywall, metal screws, and both hand driven and collated nails. Anchors include hollow wall and solid wall items such as plastic anchors, toggle bolts, concrete screws, and wedge anchors.

Builders Hardware includes a variety of common household items such as coat hooks, door stops, hinges, gate latches, and decorative hardware. We market the builder's hardware products under the Hardware Essentials® brand and provide our retailer partners with innovation in both product and merchandising solutions. The Hardware Essentials® program utilizes modular packaging, color coding, and integrated merchandising to simplify the shopping experience for consumers. Colorful signs, packaging, and installation instructions guide the consumer quickly and easily to the correct product location in store, while digital content including pictures and videos assist the online journey. Hardware Essentials® provides retailers and consumers decorative upgrade opportunities through contemporary finishes and designs.

The Wall Hanging category includes traditional picture hanging hardware, primarily marketed under the OOK® and Hillman brands, and the High & Mighty® series of tool-free wall hangers, decorative hooks and floating shelves that was launched in 2017.

We are the leading supplier of Threaded Rod and Metal Shapes in the retail market. The SteelWorks® threaded rod product includes hot and cold rolled rod, both weldable and plated, as well as a complete offering of All-Thread rod in galvanized steel, stainless steel, and brass. The SteelWorks® program is carried by many top retailers, including Lowe's and Menard's, and through cooperatives such as Ace Hardware. In addition, we are the primary supplier of Metal Shapes to many wholesalers throughout the country. With our acquisition of Koch in January 2024, we are now a premier provider and merchandiser of rope and twine, chain and wire rope, and related hardware products.

LNS includes product lines that target both the homeowner and commercial user. Product lines within this category include individual and/or packaged letters, numbers, signs, safety related products (e.g. 911 signs), driveway markers, and a variety of sign accessories.

Our expansive Personal Protective Equipment category covers many uses for DIYer ("Do It Yourself") around the house and for the professional at the job site. Our products can be found at leading retailers across North America.

We distribute a full assortment of work gloves under the Firm Grip®, True Grip®, and Gorilla Grip brands; automotive gloves including Grease Monkey®; Digz® gardening gloves and more; as well as cleaning and all-purpose gloves. As a category leader in work gloves, our portfolio is founded on design and consumer driven innovation.

Our work-gear products consist of tool storage, knee pads, clothing, and other accessories sold under variety of brands including AWP®, McGuire Nicholas®, and Firm Grip®. The portfolio offers a “one stop shop” for leading retailers with an expansive assortment to meet the needs of both the pro and DIYer.

Our safety products include face masks and safety vests sold under a variety of brands including Firm Grip®, AWP®, and Premium Defense®. Focusing on innovative materials, intuitive design, and industry trends, we expect growth in the Hardware and Protective Solutions segment.

With our acquisition of Intex in August 2024, our cleaning products category now includes wiping cloths, consumable rags, and cleaning textiles used for painting, general cleaning, maintenance, janitorial and auto/marine care applications.

Hardware and Protective Solutions generated approximately $1,094.4 million, $1,074.6 million and $1,068.7 million of revenues in the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

Robotics and Digital Solutions

Our Robotics and Digital Solutions segment consists primarily of software-enabled robotic key duplication and engraving solutions that are tailored to the unique needs of the consumer. Robotics and Digital Solutions products are located in high-foot traffic areas where retailers can provide consumers with on-the-spot, customized licensed and unlicensed key and engraving options. Our offerings include store associate assisted key duplication and self-service robotic engraving and key duplication kiosks; together with related software, systems, keys, and key accessories sold in proximity to the kiosks. Our services include product and category management,

merchandising services, and access to our proprietary robotic key duplicating and engraving software platforms and equipment.

We design and manufacture proprietary software and equipment in our Boulder, Colorado and Tempe, Arizona facilities; housing the cornerstone for our key duplication business. Our key duplication system is offered in various retail channels including mass merchants, home centers, automotive parts retailers, franchise and independent hardware stores, and grocery/drug chains. We believe we provide the most diverse key duplication systems in the industry, through our unique combination of self-service kiosk technology and store associate assisted duplication systems. Equipment branding allows us to meet the individual needs of retailers. Our self-service solutions are driven by our MinuteKey technology, while store associate assisted duplication currently uses the state-of-the-art KeyKrafter® equipment and other legacy duplication machines.

Our MinuteKey self-service kiosk uses robotics technology in an innovative way that is accurate, easy to use, convenient, fast and highly reliable. We utilize a proprietary network integration software within our MinuteKey kiosks to maintain high levels of machine up-time and ensure machines have the optimal mix of key types available for duplication. The kiosk is completely self-service and has a 100% customer satisfaction guarantee. We manufacture and support the MinuteKey kiosk out of our Boulder, Colorado and Tempe, Arizona facilities.

Hillman KeyKrafter® is our most popular, innovative, and effective store associate assisted key duplication kiosk. It provides significant reduction in duplication time while increasing accuracy and ease of use for unskilled store associates. Additionally, with the KeyKrafter® solution, the capability exists for consumers to securely store and retrieve digital back-ups of their key without the original through the revolutionary Hillman KeyHero® Technology. Our Precision Laser Key System™ uses a digital optical camera, lasers, and proprietary software to scan a customer's key. The system identifies the key and retrieves the key's specifications, including the appropriate blank and cutting pattern, from a comprehensive database. This technology automates nearly every aspect of key duplication and provides the ability for every store associate to cut a key accurately. In the automotive key space, we offer the SmartBox Automotive Key Programmer which is a tool to quickly and easily pair transponder keys, remotes, and smart keys.

We retain ownership of the key duplicating equipment and market and sell keys and key accessories. Our proprietary key offering features the universal blank which uses a "universal" keyway to replace up to five original equipment keys. We continually refresh the retailer's key offerings by introducing decorated and licensed keys and accessories. Our key offering features decorative themes of art and popular licenses such as NFL, Disney, Breast Cancer Awareness, and Marvel to increase personalization, purchase frequency and average transaction value per key. We also market a successful line of decorative and licensed lanyards and other key accessories.

All of our key duplication systems are supported by a dedicated in store kiosk sales and service team.

In our engraving business, we supply a variety of innovative options of consumer-operated robotic kiosks such as Quick-Tag®, TagWorks®, and FIDO® for engraving specialty items such as pet identification tags, luggage tags, and other engraved identification tags. We have developed unique engraving systems leveraging state-of-the-art technologies to provide a customized solution for mass merchant, pet supply retailers, and other high traffic areas such as theme parks, all supported by our in store kiosk field service technicians. We design, engineer, manufacture, and assemble the engraving kiosks in our Boulder, Colorado and Tempe, Arizona facilities.

Our engraving business focuses on the growing consumer spending trends surrounding personalized and pet identification. Innovation has played a major role in the development of our engraving business unit. From the original Quick-Tag® consumer-operated kiosk system to the proprietary laser system of TagWorks®, we continue to lead the industry with consumer-friendly engraving solutions. As in our key business, we retain ownership of the key engraving equipment and market and sell blank tags.

Robotics and Digital Solutions generated approximately $230.3 million, $245.4 million, and $245.6 million of revenues in the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

Canada

Our Canada segment distributes fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, and identification items, such as tags and letters, numbers, and signs to hardware stores, home centers, mass merchants, industrial distributors, automotive aftermarket distributors, and other retail outlets and industrial Original Equipment Manufacturers ("OEMs") in Canada. The product lines offered in our Canada segment are consistent with the product offerings detailed in our other segments. The Canada segment also produces made to order screws and self-locking fasteners for automotive suppliers, OEMs, and industrial distributors.

Our Canada segment generated approximately $147.9 million, $156.5 million and $172.0 million of revenues in the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

Markets and Customers

We sell our products to national accounts such as Home Depot, Lowe’s, Tractor Supply, Walmart, Menard’s, PETCO, and PetSmart. Our status as a national supplier of proprietary products to big box retailers allows us to develop a strong market position and high barriers to entry within our product categories.

We service a wide variety of franchise and independent retail outlets. These individual dealers are typically members of the larger cooperatives, such as Ace Hardware and Do It Best Corp. We ship directly to the cooperative members' independent retail locations and also supply many items to the cooperative's central warehouses. These central warehouses distribute to their members that do not have a requirement for Hillman's in-store service. These arrangements reduce credit risk and logistic expenses for us while also reducing central warehouse inventory and delivery costs for the cooperatives.

A typical hardware store maintains thousands of different items in inventory, many of which generate small dollar sales but large profits. It is difficult for a retailer to economically monitor all stock levels and to reorder the products from multiple vendors. This problem is compounded by the necessity of receiving small shipments of inventory at different times and stocking the goods. The failure to have these small items available will have an adverse effect on store traffic, thereby possibly denying the retailer the opportunity to sell items that generate higher dollar profits.

We sell our products to a large volume of customers, the top two of which accounted for approximately $603.1 million, or approximately 41% of our total revenues in 2024. For the year ended December 28, 2024, Home Depot was the single largest customer, representing approximately $325.7 million or 22.1% of our total revenues and Lowe's was the second largest customer at approximately $277.5 million or 18.8% of our total revenues. No other customer accounted for more than 10% of total revenues in 2024. In the years ended December 28, 2024, December 30, 2023 and December 31, 2022, we derived over 10% of our total revenues from Lowe's and Home Depot which operated in each of our operating segments. See Note 17 - Concentration of Credit Risks of the Notes to Consolidated Financial Statements for additional information.

Certain customers operate using a purchasing cooperative(s) business model. In this model, independently owned hardware stores make purchases directly from the Company and are invoiced through a billing arrangement with a cooperative. Under this arrangement, the Company would invoice and receive payment from the cooperative for the product shipped directly to the store, and the cooperative would be responsible for invoicing and collecting from the independently owned hardware store. Due to the nature of the cooperative billing arrangement, the risk of collection of the receivables generated by sales to these independently owned hardware stores is concentrated with the cooperative. The Company does not believe a sales concentration exists in these scenarios, as the independently owned hardware stores can continue to make purchases from the Company via a direct bill arrangement or via another purchasing cooperative. As of December 28, 2024 approximately 15% of the Company's accounts receivable was derived through the Ace Hardware purchasing cooperative. See Note 17 - Concentration of Credit Risks of the Notes to Consolidated Financial Statements for additional information.

Hillman continues to expand its B2B eCommerce platform allowing certain customers to order online through the Company’s website, *www.hillmangroup.com*. The B2B eCommerce platform features many of our items available for sale online and over thousands of customers are enrolled with the online ordering platform. We continue to support direct-to-store and direct-to-consumer fulfillment for consumers who choose to order fasteners directly from retailers' websites.

Sales and Marketing

We believe that our primary competitive advantage is rooted in our ability to provide a greater level of customer service than our competitors. We partner with our customers to understand the unmet needs of consumers, design creative solutions, and commercialize those solutions, bringing them to life in both physical and digital channels through a tight alignment between the product management, marketing communications, and channel marketing functions. We provide best in class support and customer service at every touch point for our retail partners. Service is the hallmark of Hillman company-wide, employing 1,244 full-time and 131 part-time people on our sales and service team. The national accounts field service organization consists of approximately 788 employees and 172 field managers focusing on big box retailers, pet super stores, large national discount chains, and grocery stores. This organization reorders products, details store shelves, and sets up in-store promotions. Many of our largest customers use Electronic Data Interchange (“EDI”) for processing of orders and invoices.

We employ what we believe to be the largest direct sales force in the industry. The sales force, which consists of approximately 249 employees and is managed by 35 field managers, focuses on the franchise and independent customers. The depth of the sales and service team enables us to maintain consistent call cycles ensuring that all customers experience proper stock levels and inventory turns. This team also prepares custom plan-o-grams of displays to fit the needs of any store and establishes programs that meet customers' requirements for pricing, invoicing, and other needs. This group also benefits from daily internal support from our inside sales and customer

service teams. On average, each sales representative is responsible for approximately 73 full service accounts that the sales representative calls on approximately every two weeks. These efforts allow the sales force to sell and support our product lines.

Competition

Our primary competitors in the national accounts marketplace for fasteners are Primesource Building Products, Inc., Midwest Fastener Corporation, Illinois Tool Works Inc., Spectrum Brands, and competition from direct import by our customers. Our national competitors for gloves and personal protective equipment include Techtronic Industries, West Chester Protective Gear, PIP, Iron Clad, and MidWest Quality Gloves, Inc. Competition is primarily based on sourcing and price. We believe our product innovation and in store merchandising service create a more compelling and unique experience for both the consumer and our customers. Other competitors are local and regional distributors. Competitors in the pet tag market are specialty retailers, direct online order, and retailers with in-store mail order capability. The Quick-Tag®, FIDO®, and TagWorks® systems have patent protected technology that is a major barrier to entry and helps to preserve this market segment.

The principal competitor for our franchise and independent hardware store customers is Midwest Fastener Corporation. The hardware outlets that purchase our products without regularly scheduled sales representative visits may also purchase products from local and regional distributors and cooperatives. We compete primarily on field service, merchandising, as well as product availability and price, and depth of product line.

Insurance Arrangements

Under our current large deductible insurance programs, we retain the exposure on certain expected losses related to workers' compensation, general liability, and automobile claims up to the applicable deductibles. Our primary and umbrella policies provide coverage for catastrophic exposure and aggregate losses in excess of applicable deductibles. We also retain the exposure on expected losses related to health benefits of certain employees. We believe that our present insurance is adequate for our businesses. See Note 15 - Commitments and Contingencies, of the Notes to Consolidated Financial Statements.

Human Capital Resources

Employees

As of December 28, 2024, we had 3,886 full time and part time employees, none of which were covered by a collective bargaining agreement. In our opinion, employee relations are good.

Health and Safety

Employee health and safety is a top priority in all aspects of our business. We are committed to providing a healthy environment and safe workplace at all our facilities and in the field. Our dedicated Safety Team oversees our health & safety program and procedures. We implement robust safety protocols across all operations, maintain a Safety Compliance Program, and regularly conduct self-assessments to examine our safety culture and processes.

SAFETY MEASURE	HILLMAN
Total Recordable Incident Rate (TRIR)	2.06
Lost-Time Incident Rate (LTIR)[1]	0.5

[1] Data spans 12 months between January 2024 and December 2024.

Attraction, Development, and Retention

The success of our efforts to grow our business depends on the contributions and abilities of key executives, our sales force, and other personnel. Our Human Resources department leads the search to reach a large talent pool. We have a standard framework for posting jobs, interviewing for open positions, and onboarding new employees. We offer employees resources to continuously improve their skills and performance with the goal of further cultivating our team. We seek people who are demonstrate our core values: absolute integrity, accountability to our team and customers, the ability to build on difference, trust and respect.

Diversity and Inclusion

We are committed to actions that build an inclusive and equitable workplace where all employees are valued and leveraged. We ask our employees to bring their authentic selves to work every day and this shows in both our products and our services. We are committed to creating equal opportunities for employment, and creating inclusive and diverse workplaces that allow our team to perform to their fullest potential.

HILLMAN WORKFORCE



36%
64%
Male
Female

INTERNAL PROMOTIONS



40%
60%
Male
Female

NEW HIRES



35%
65%
Male
Female

Backlog

We do not consider the sales backlog to be a significant indicator of future performance due to the short order cycle of our business. Our sales backlog from ongoing operations was approximately $26.0 million as of December 28, 2024 and approximately $19.9 million as of December 30, 2023. We expect to realize the entire December 28, 2024 backlog during fiscal 2025.

Where You Can Find More Information

We file quarterly reports on Form 10-Q and annual reports on Form 10-K and furnish current reports on Form 8-K and other information with the Securities and Exchange Commission (the “Commission”). The Commission also maintains an Internet site at *www.sec.gov* that contains quarterly, annual, and current reports, proxy and information statements, and other information regarding issuers, like Hillman, that file electronically with the Commission.

In addition, our quarterly reports on Form 10-Q, annual reports on Form 10-K, current reports on Form 8-K, and all amendments to those reports, are available free of charge on our website at *www.hillmangroup.com* as soon as reasonably practicable after such reports are electronically filed with the Commission. We are providing the address to our website solely for the information of investors. We do not intend the address to be an active link or to incorporate the contents of the website into this report.

ITEM 1A - RISK FACTORS.

You should carefully consider the following risks. However, the risks set forth below are not the only risks that we face, and we face other risks which have not yet been identified or which are not yet otherwise predictable. If any of the following risks occur or are otherwise realized, our business, financial condition, and results of operations could be materially adversely affected. You should carefully consider the risks described below and all other information in this Annual Report on Form 10-K, including our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements and schedules thereto.

Risks Relating to Our Products and Demand for our Products:

Our sales are dependent upon the health and stability of the general economy. Adverse changes in economic factors specific to the home improvement industry may adversely affect our sales and financial performance.

Many North American and global economic factors may adversely affect our financial performance. These include, but are not limited to, periods of slow economic growth or recession, home price appreciation or decreasing housing turnover, volatility and/or lack of liquidity from time to time in U.S. and world financial markets and the consequent reduced availability and/or higher cost of borrowing to Hillman, its customers, and consumers, slower rates of growth in real disposable personal income that could affect the rate of growth in consumer spending, inflation and its impacts on discretionary spending and on our costs, shortages, and other disruptions in the labor supply, consumer debt levels, changes in tax rates and policy, outbreak of pandemics, fluctuations in fuel and energy costs, inflation or deflation of commodity prices, natural disasters, armed conflicts, and acts of both domestic and international terrorism.

Sales of many of our products are driven by the activity level of home repair and remodel projects. Our customers, suppliers, and other parties with whom we do business are also impacted by the foregoing conditions and adverse changes may result in financial difficulties leading to restructurings, bankruptcies, liquidations, and other unfavorable events for our customers, consumers, suppliers, and other service providers. Adverse trends in any of the foregoing factors could reduce our sales, adversely impact the mix of our sales, or increase our costs, which could have a material adverse effect on our business, financial condition and results of operations.

Large customer concentration and the inability to penetrate new channels of distribution could adversely affect our business.

Our two largest customers constituted approximately $603.1 million of net sales and $35.7 million of the year-end accounts receivable balance for 2024. Both of these customers are big box chain stores. Our results of operations depend greatly on our ability to maintain existing relationships and arrangements with these big box chain stores. To the extent that the big box chain stores are materially adversely impacted by the changing retail landscape, this could have a negative effect on our results of operations. These two customers have been key components of our growth and failure to maintain fulfillment and service levels or relationships with these customers could result in a material loss of business. Our inability to penetrate new channels of distribution, including ecommerce, may also have a negative impact on our future sales and business. (See Note 17 - Concentration of Credit Risks of the Notes to Consolidated Financial Statements for additional information).

If a large customer experiences a material decline in its business, that could have a negative impact on our ability to collect outstanding accounts receivable or continue future sales and business with that customer, which could have a material adverse effect on our financial condition, results of operations, and ability to generate future sales and cash flow from that customer. This occurred on October 14, 2024, when True Value Company, LLC and certain of its affiliates (collectively, "True Value"), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code that impaired the collectability of our accounts receivable and resulted in us recording a charge of $8.6 million in 2024.

To compete successfully, we must develop and commercialize a continuing stream of innovative new products that create consumer demand.

Our long-term success in the current competitive environment depends on our ability to develop and commercialize a continuing stream of innovative new products which create and maintain consumer demand. We also face the risk that our competitors will introduce innovative new products that compete with our products. Our strategy includes increased investment in new product development and continued focus on innovation. There are, nevertheless, numerous uncertainties inherent in successfully developing and commercializing innovative new products on a continuing basis, and new product launches may not provide expected growth results.

Acquisitions have formed a significant part of our growth strategy in the past and may continue to do so. If we are unable to identify suitable acquisition candidates, successfully integrate an acquired business, or obtain financing needed to complete an acquisition, our growth strategy may not succeed.

Historically, our growth strategy has relied in part on acquisitions that either expand or complement our businesses and/or product offerings in new or existing markets. However, there can be no assurance that we will be able to identify or acquire acceptable acquisition candidates on terms favorable to us and in a timely manner.

The process of integrating acquired businesses into our operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention, and there can be no assurance that we will be able to successfully integrate acquired businesses into our operations. Additionally, we may not achieve the anticipated benefits from any acquisition.

Unfavorable changes in the current economic environment may make it difficult to acquire businesses in order to further our growth strategy. We will continue to seek acquisition opportunities both to expand into new markets and to enhance our position in our existing markets. However, our ability to do so will depend on a number of factors, including our ability to obtain financing that we may need to complete a proposed acquisition opportunity which may be unavailable or available on terms that are not advantageous to us. If financing is unavailable or on unfavorable terms, we may be forced to forego otherwise attractive acquisition opportunities which may have a negative effect on our ability to grow.

Risks Related to our Operations:

Our results of operations could be negatively impacted by inflation or deflation in supply chain costs, including raw materials, sourcing, transportation and energy.

Many of our products are manufactured out of metals, including but not limited to steel, aluminum, zinc, and copper. Additionally, we use other commodity-based materials in the manufacture of Letters, Numbers, and Signs (“LNS”) that are resin-based and subject to fluctuations in the price of oil. We source the majority of our products from third parties and are subject to changes in their underlying manufacturing costs. We also use third parties for transportation and are exposed to fluctuations in freight costs to transport goods from our suppliers to our distribution facilities and to our customers, as well as the price of diesel fuel in the form of freight surcharges on customer shipments and the cost of gasoline used by the field sales and service force. Inflation in these costs could result in significant cost increases. If we are unable to mitigate any cost increases from the foregoing factors through various customer pricing actions and cost reduction initiatives, our financial condition may be adversely affected. Conversely, in the event that there is deflation, we may experience, and in fact have experienced, pressure from our customers to reduce prices. There can be no assurance that we would be able to reduce our cost base (through negotiations with suppliers or other measures) to offset any such price concessions which could adversely impact our results of operations and cash flows.

Our business is subject to risks associated with sourcing product from overseas, including tariffs.

We import a majority of our products and rely on foreign sources, primarily China and Taiwan, to meet our supply demands at prices that support our current operating margins. Substantially all of our import operations are subject to customs requirements, tariffs, and quotas set by governments through mutual agreements or unilateral actions. The U.S. tariffs on steel, aluminum, and other imported goods have materially increased the costs of many of our foreign sourced products, and any escalation in the tariffs will increase the impact, including without limitation recent tariffs against goods imported from China, Mexico, and Canada enacted on February 1, 2025 by the Trump Administration and any retaliatory tariffs issued in response thereto. In order to sustain current operating margins while the tariffs are in effect, we must be able to increase prices with our customers and find alternative, similarly priced sources that are not subject to the tariffs. If we are unable to effectively implement these countermeasures, our operating margins will be impacted.

In addition, the countries from which our products and materials are manufactured or imported may, from time to time, impose additional quotas, duties, tariffs, or other restrictions on their imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs regulations or similar laws, could harm our business.

If any of our existing vendors fail to meet our needs, we believe that sufficient capacity exists in the open market to supply any shortfall that may result. However, it is not always possible to replace a vendor on short notice without disruption in our operations, which may require more costly expedited transportation expense and replacement of a major vendor is often at higher prices.

Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, high demand for ocean freight, labor disputes, hostilities or terrorism against ocean vessels or changes in shipping routes to avoid the same, severe weather, or increased homeland security requirements in the U.S. and other countries. These issues could delay importation of products, increase our transit costs, or require us to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.

Additionally, in recent years, tensions between mainland China and Taiwan have further escalated. Conflict between China and Taiwan could disrupt our supply chain, including limiting access to key ports, disrupting the operations of our suppliers, or resulting in potential international sanctions, all of which could adversely affect our results of operations or increase our costs.

We are subject to inventory management risks: insufficient inventory may result in increased costs, lost sales and lost customers, while excess inventory may increase our costs.

We balance the need to maintain inventory levels that are sufficient to maintain superior customer fulfillment levels against the risk and financial costs of carrying excess inventory levels. In order to successfully manage our inventories, we must estimate demand from our customers at the product level and timely purchase products in quantities that substantially correspond to that demand. If we overestimate demand and purchase too much of a particular product, we could have excess inventory handling costs, distribution center capacity constraints and inventory that we cannot sell profitably.

In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. In fact, In the fourth quarter of 2023, we recorded inventory revaluation charges of $5.0 million in connection with exiting certain retail locations and markets for a product line. By contrast, if we underestimate demand and purchase insufficient quantities of a product, and/or do not maintain enough inventory of a product, we may not be able to fulfill customer orders on a timely basis which could result in fines, the loss of sales and ultimately loss of customers for those products as they turn to our competitors. Our business, financial condition and results of operations could suffer a material adverse effect if either or both of these situations occur frequently or in large volumes.

Because our business is working capital intensive, we rely on our ability to manage our product purchasing and customer credit policies.

Our operations are working capital intensive, and our inventories, accounts receivable, and accounts payable are significant components of our net asset base. We manage our inventories and accounts payable through our purchasing policies and our accounts receivable through our customer credit policies. In recent years, our lead times extended due to disruptions in the global supply chain. During 2022, we saw increased lead times for ocean freight from Asia, and we had to increase our inventory levels to maintain our high fill rates with our customers, which has increased our inventory costs and reduced our profitability. Our lead times and inventory levels normalized in 2023. However, there are no assurances that lead times will not increase in the future, and in such event our working capital and financial condition may be adversely affected. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.

We are subject to the risks of doing business internationally.

A portion of our revenue is generated outside the United States, primarily from customers located in Canada, Mexico, Latin America, and the Caribbean. Because we sell our products and services outside the United States, our business is subject to risks associated with doing business internationally, which include:

- changes in a specific country's or region's political and cultural climate or economic condition;
- unexpected or unfavorable changes in foreign laws and regulatory requirements;
- difficulty of effective enforcement of contractual provisions in local jurisdictions;
- inadequate intellectual property protection in foreign countries;
- the imposition of duties and tariffs and other trade barriers, including without limitation recent tariffs against goods imported from China, Mexico, and Canada enacted on February 1, 2025 by the Trump Administration and any retaliatory tariffs issued in response thereto;
- trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the U.S. Department of Commerce, Economic Sanctions Laws and Regulations administered by the Office of Foreign Assets Control, and fines, penalties, or suspension or revocation of export privileges;
- violations of the United States Foreign Corrupt Practices Act;
- the effects of applicable and potentially adverse foreign tax law changes;
- significant adverse changes in foreign currency exchange rates; and
- difficulties associated with repatriating cash in a tax-efficient manner.

Any failure to adapt to these or other changing conditions in foreign countries in which we do business could have an adverse effect on our business and financial results.

Risks Related to our Workforce:

Successful sales and marketing efforts depend on our ability to recruit and retain qualified employees.

The success of our efforts to grow our business depends on the contributions and abilities of key executives, our sales force, and other personnel, including the ability of our sales force to achieve adequate customer coverage. We must therefore continue to recruit, retain, and motivate management, sales, and other personnel to maintain our current business and to support our projected growth. A shortage of these key employees might jeopardize our ability to implement our growth strategy.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled distribution, sales and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay, or both. If we are unable to hire warehouse, distribution, sales and other personnel, our ability to execute our business plan and our results of operations would suffer.

Risks Related to our Technology and Cybersecurity:

Our success is highly dependent on information and our technology systems, as well as those of our third party vendors and business partners.

We depend on our information systems, and those of our third party vendors and business partners, to process orders, to manage inventory and accounts receivable collections, to purchase, sell, and ship products efficiently and on a timely basis, to maintain cost-effective operations, and to provide superior service to our customers. If these systems are damaged, intruded upon, shutdown, or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents, or otherwise), we may suffer disruption in our ability to manage and operate our business.

In late May 2023, we experienced a ransomware attack relating to certain systems on our network (the "Cybersecurity Incident"). The Cybersecurity Incident affected certain of our information technology systems, and as part of the containment effort, we suspended affected systems and elected to temporarily suspend additional systems in an abundance of caution. We reactivated and restored our operational systems over the course of the week following the Cybersecurity Incident. In 2023, the Cybersecurity Incident related costs net of an expected insurance receivable totaled $1.0 million. In the fourth quarter of 2024, we received proceeds from our insurance claim that exceeded the amount recorded as a receivable by $0.6 million. These proceeds represented the cost associated with lost revenue and incremental expenses incurred.

While we have taken measures designed to protect the security of our information and technology systems, and any information handled by these systems, including personal, sensitive, confidential, and proprietary information, there can be no assurance that the measures which we have adopted to protect against certain events that could disrupt the operations of our information systems will prevent the occurrence of such a disruption. Any such disruption could have a material adverse effect on our business and results of operations.

In addition, we plan to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support our business, including a conversion to a new enterprise resource planning system currently scheduled to occur in over the next several years. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations. Any such reduction in efficiency or disruption could have a material adverse effect on our business and results of operations.

Unauthorized disclosure of personal, sensitive or confidential customer, employee, supplier, or Company information, whether through a breach of our computer systems, or those of our third party vendors and business partners, including cyber-attacks or otherwise, could severely harm our business.

As part of our business, we collect, process, and retain personal, sensitive and confidential personal information about our customers, employees, and suppliers. Despite the security measures we have in place, our facilities and

systems, and those of the retailers and other third party distributors with which we do business, may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. In fact, in late May 2023, we experienced a ransomware attack relating to certain systems on our network, as is more fully described on the preceding page, and some confidential personal information of our employees and selected dependents was accessed by the threat actor.

In addition, employees may intentionally or inadvertently cause the unauthorized access to or release of personal, sensitive, or confidential customer, employee, supplier or Company information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively anticipate or address all possible techniques or implement adequate preventive measures for all situations.

Any security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential customer, employee, supplier, or Company information, whether by us or by the retailers and other third party distributors and business partners with which we do business, could result in losses, severely damage our reputation, expose us to the risks of litigation and liability, disrupt our operations, and have a material adverse effect on our business, results of operations, and financial condition.

We anticipate that these threats will continue to grow in scope and complexity over time. Cybercrime and attacking techniques are constantly evolving, and we or our third party vendors and business partners may be unable to anticipate attempted security breaches, react in a timely manner, or implement adequate preventative measures, particularly given the increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts.

The regulatory environment related to information security, data collection, and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs. As a result, our practices may not have complied in the past or may not comply now or in the future with all such laws, regulations, requirements and obligations. Our failure to take any steps perceived by the regulatory body as appropriate to protect certain information may result in claims under various data privacy and security laws, which could severely impact our business.

Risks Related to Intellectual Property:

Failure to adequately protect intellectual property could adversely affect our business.

Intellectual property rights are an important and integral component of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements.

In the event that our trademarks or patents are successfully challenged and we lose the rights to use those trademarks or patents, or if we fail to prevent others from using them, we could experience reduced sales or be forced to redesign or rebrand our products, requiring us to devote resources to product development, advertising, and marketing new products and brands. In addition, we cannot be sure that any pending trademark or patent applications will be granted or will not be challenged or opposed by third parties or that we will be able to enforce our trademark rights against counterfeiters.

Failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations, and financial condition.

Our success depends in part on our ability to operate without infringing on or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.

We cannot be certain that United States or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our products. Third parties may sue us, and in fact have sued us (see Item 3 - Legal Proceedings of this Annual Report and Note 15 - Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information), for infringing or misappropriating their patent or other intellectual property rights. Intellectual property litigation is costly. If we do not prevail in litigation, in addition to any damages we might have to pay, we could be required to cease the infringing activity, obtain a license requiring us to make royalty payments, and/or enter into other settlement arrangements that temporarily preclude us from liability. It is possible that a required license may not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around another company's patent, we may be unable to make use of some of the affected products, which would reduce our revenue.

The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have a material adverse effect on our results of operations and financial position.

Risks Relating to Our Indebtedness:

We have significant indebtedness that could affect operations and financial condition and prevent us from successfully executing our strategy.

We have a significant amount of indebtedness. On December 28, 2024, our total indebtedness was $718.6 million, of which, $645.5 million is indebtedness issued under the term loan facility, and $11.1 million is indebtedness under finance lease and other obligations. The Company also has an asset-based revolving credit facility with aggregate commitments of up to $375.0 million, an outstanding balance of $62.0 million, and aggregate availability of $188.7 million as of December 28, 2024, subject to customary asset-backed loan borrowing base and availability provisions.

Our substantial indebtedness could have important consequences. For example, it could:

- make it more difficult for us to satisfy obligations to holders of our indebtedness;
- increase our vulnerability to increases in interest rates;
- increase our vulnerability to general adverse economic and industry conditions;
- require the dedication of a substantial portion of cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts, and other general corporate purposes;
- limit flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to competitors that have less debt; and
- limit our ability to borrow additional funds.

In addition, the agreement governing our senior secured credit facilities contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all outstanding indebtedness.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of our senior secured credit facilities do not fully prohibit us from doing so. The senior secured credit facilities permit additional borrowing of up to $188.7 million as of December 28, 2024, subject to customary asset-backed loan borrowing base and availability provisions. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We rely on available borrowings under the Asset-Based Revolving credit facility ("ABL Revolver") for cash to operate our business, and the availability of credit under the ABL Revolver may be subject to significant fluctuation.

In addition to cash we generate from our business, our principal existing source of cash is borrowings available under the ABL Revolver. Aggregate availability will be limited to the lesser of a borrowing base and $375.0 million. The borrowing base is calculated on a monthly (or more frequent under certain circumstances) valuation of our inventory, accounts receivable and certain cash balances. As a result, our access to credit under the ABL Revolver is potentially subject to significant fluctuation, depending on the value of the borrowing base-eligible assets as of any measurement date. The inability to borrow under the ABL Revolver may adversely affect our liquidity, financial position and results of operations. As of December 28, 2024, the ABL Revolver had an outstanding balance of $62.0 million and had outstanding letters of credit of $41.6 million, with $188.7 million of available borrowings as a source of liquidity based on the customary asset-backed loan borrowing base and availability provisions.

We are subject to fluctuations in interest rates.

All of our indebtedness incurred under our senior secured credit facilities have variable interest rates. Increases in borrowing rates will increase our cost of borrowing, which may adversely affect our results of operations and

financial condition. Our term loan and interest rate derivatives generally bear interest at a rate per annum equal to Daily Simple Secured Overnight Financing Rate (SOFR). We may, and have in the past, enter into interest rate derivatives that hedge risks related to floating for fixed rate interest payments in order to reduce interest rate volatility, however there are no assurances that we will do so, or that we will be able to do so on terms favorable to us. Further, we may choose not to maintain interest rate swaps with any of our variable rate indebtedness, or may only choose to maintain interest rate swaps with some, but not all, of our variable rate indebtedness.

The failure to meet certain financial covenants required by our credit agreements may materially and adversely affect assets, financial position, and cash flows.

Certain aspects of our credit agreements require the maintenance of a leverage ratio and limit our ability to incur debt, make investments, or undertake certain other business activities. In particular, our minimum allowed fixed charge coverage ratio requirement is 1.0x as of December 28, 2024. A breach of the covenant, or any other covenants, could result in an event of default under the credit agreements. Upon the occurrence of an event of default under the credit agreements, all amounts outstanding, together with accrued interest, could be declared immediately due and payable by our lenders. If this happens, our assets may not be sufficient to repay in full the payments due under the credit agreements. The current credit market environment and other macro-economic challenges affecting the global economy may adversely impact our ability to borrow sufficient funds or sell assets or equity in order to pay existing debt.

Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.

Bank and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Additionally, during periods of volatile credit markets, there is a risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments. Although we currently can access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing.

Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, customers, and other counterparties. Any of these results could cause a material adverse effect to our business, financial condition, and results of operations.

Legal, Regulatory, and Other External Risks:

We are exposed to adverse changes in currency exchange rates.

Exposure to foreign currency risk exists because we, through our global operations, enter into transactions and make investments denominated in multiple currencies. Our predominant exposures are in Canadian, Mexican, and Asian currencies, including the Chinese Yuan (“CNY”). In preparing our Consolidated Financial Statements for foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates and income and expenses are translated using weighted-average exchange rates. With respect to the effects on translated earnings, if the U.S. dollar strengthens relative to local currencies, our earnings could be negatively impacted. We do not make a practice of hedging our non-U.S. dollar earnings.

We source many products from China and other Asian countries for resale in other regions. To the extent that the U.S. dollar declines relative to the CNY or other currencies, we may experience cost increases on such purchases. The U.S. dollar increased in value relative to the CNY by 2.8% in 2024, increased by 2.9% in 2023 and increased by 8.3% in 2022. Significant appreciation of the CNY or other currencies in countries where we source our products could adversely impact our profitability. In addition, our foreign subsidiaries in Canada and Mexico may purchase certain products from their vendors denominated in U.S. dollars. If the U.S. dollar strengthens compared to the local currencies, it may result in margin erosion. We have a practice of hedging some of our Canadian subsidiary's purchases denominated in U.S. dollars. We may not be successful at implementing customer pricing or other actions in an effort to mitigate the related cost increases which may adversely impact our results of operations.

If we were required to write down all or part of our goodwill or indefinite-lived trade names, our financial condition and results of operations could be materially adversely affected.

We have $828.6 million of goodwill and $84.9 million of indefinite-lived trademarks recorded on our accompanying Consolidated Balance Sheets at December 28, 2024. We are required to periodically determine if our goodwill or indefinite-lived trademarks have become impaired, in which case we would write down the impaired portion.

If we were required to record additional write downs of all or part of our goodwill or indefinite-lived trademarks, our financial condition and net income could be materially adversely affected.

We are subject to legal proceedings and legal compliance risks.

We are involved in various legal proceedings, which from time to time may involve lawsuits, state and federal governmental inquiries, audits and investigations, environmental matters, employment, tort, state false claims act, consumer litigation, and intellectual property litigation. At times, such matters may involve executive officers and other management. Certain of these legal proceedings may be a significant distraction to management and could expose us to significant liability, including settlement expenses, damages, fines, penalties, attorneys' fees and costs, and non-monetary sanctions, any of which could have a material adverse effect on our business and results of operations.

Our business may be adversely affected by seasonality.

In general, we have experienced seasonal fluctuations in sales and operating results from quarter to quarter. Typically, the first calendar quarter is the weakest due to the effect of weather on home projects and the construction industry. If adverse weather conditions persist on a regional or national basis into the second or other calendar quarters, our business, financial condition, and results of operations may be materially adversely affected.

Future tax law changes may materially increase our prospective income tax expense.

We are subject to income taxation in many jurisdictions in the U.S., as well as foreign jurisdictions. Judgment is required in determining our worldwide income tax provision and, accordingly, there are many transactions and computations for which our final income tax determination is uncertain. We are occasionally audited by income tax authorities in various tax jurisdictions. Although we believe our recorded tax estimates are reasonable, the ultimate outcome from any audit (or related litigation) could be materially different from the amounts reflected in our income tax provisions and accruals. Future settlements of income tax audits may have a material effect on earnings between the period of initial recognition of tax estimates in the financial statements and the point of ultimate tax audit settlement.

Additionally, it is possible that future income tax legislation and regulations or interpretations thereof in any jurisdiction to which we are subject to taxation may be enacted and such changes could have a material impact on our worldwide income tax provision beginning with the period during which such changes become effective. In addition, our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation;
- costs related to intercompany restructurings; and
- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

ITEM 1B - UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C - CYBERSECURITY.

Cybersecurity Risk Management and Strategy

The Company’s cybersecurity policies, standards, processes, and practices for assessing, identifying and managing material risks from cybersecurity threats and responding to cybersecurity incidents are part of the Company’s overall risk assessment efforts. The Company has established controls and procedures, including an incidence response plan, that provide for the identification, notification, escalation, communication, and remediation of data security incidents at appropriate levels so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner. The Company continues to review its Cybersecurity program and controls and procedures as part of its efforts to strengthen its defenses.

As part of its cybersecurity program, the Company utilizes firewalls, identity and access management programs, email security, anti-malware, and a detection and response program. The Company periodically assesses and tests its policies, standards, processes and practices that are designed to address cybersecurity threats and incidents by performing internal and external vulnerability scans, penetration testing, and phishing exercises. The Company utilizes a combination of internal employees and third parties to perform security monitoring and 24/7 response, penetration testing, phishing campaigns, and provide security awareness training to our employees. We recently updated our onboarding process for certain third-party vendors and service providers to include a review and assessment of their information security practices. The Company also conducts information security and awareness training to ensure that employees are aware of information security risks and to enable them to take steps to mitigate those risks.

Role of the Board of Directors

The Audit Committee and the Board of Directors are responsible for the oversight of cybersecurity risk. The Audit Committee and Board of Directors receive periodic updates from management on the Company's cybersecurity program, threats, and defense measures implemented. Additionally, our Senior Vice President of Information Technology ("SVP - IT") provides updates to the Board of Directors on an as needed basis with respect to cybersecurity risks or any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such cybersecurity incident until it has been remediated.

Role of Management

Our SVP-IT oversees and provides accountability related to our cybersecurity risk management strategy and overall information security program. The SVP-IT’s cybersecurity team is led by a Director of Information Technology Security. The cybersecurity team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. The program incorporates policies and practices designed to protect the privacy and security of our sensitive information.

The cybersecurity team includes dedicated internal resources that currently have Certified Information Systems Security Professional ("CISSP") credentials, Certificate of Cloud Security Knowledge ("CCSK"), and other security and network certifications. In addition to our internal security staff, we partner with various third-party security service providers to augment our staffing, expertise, and hours of operation.

The cybersecurity team leverages tools and systems such as Security Information and Event Management ("SIEM"), for real time alerts and insights.

The SVP-IT regularly reports to our senior leadership team, as well as periodically to our Board of Directors, regarding our cybersecurity program and material cybersecurity risks. The SVP-IT coordinates with other teams including internal Audit, to ensure a combined focus on technology modernization and remediation needs. The SVP-IT is briefed weekly on current security operations and relevant issues across the cybersecurity threat landscape.

Current Cybersecurity Events

In late May 2023, we experienced a ransomware attack relating to certain systems on our network (the “Cybersecurity Incident”). We promptly initiated an investigation, engaged the services of cybersecurity experts and outside advisors and worked with appropriate law enforcement authorities to contain, assess and remediate the Cybersecurity Incident.

The Cybersecurity Incident affected certain of our information technology systems, and as part of the containment effort, we suspended affected systems and elected to temporarily suspend additional systems in an abundance of caution. We reactivated and restored our operational systems over the course of the week following the Cybersecurity Incident. In 2023, the Cybersecurity Incident related costs net of an expected insurance receivable totaled $1.0 million. Our system remediation efforts regarding the Cybersecurity Incident were concluded as of December 30, 2023. In the fourth quarter of 2024, we received proceeds from our insurance claim that exceeded the amount recorded as a receivable by $0.6 million. These proceeds represented the cost associated with lost revenue and incremental expenses incurred.

As of the date of this report, the Company is not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. In the event of an attack or other intrusion, we have a response team of internal and external resources engaged and prepared to respond. We also maintain cyber liability insurance to help mitigate potential liabilities resulting from cyber issues. We plan to continually invest in efforts to enhance data security in response to developments in the cybersecurity landscape.

ITEM 2 – PROPERTIES.

As of December 28, 2024, our principal office, manufacturing, and distribution properties were as follows:

Business Segment	Approximate Square Footage	Description
Hardware and Protective Solutions & Robotics and Digital Solutions		
Belton, Missouri	305,000	Distribution
Cincinnati, Ohio	270,000	Office, Distribution
Dallas, Texas	166,000	Distribution
Forest Park, Ohio (1)	428,000	Office, Distribution
Jacksonville, Florida	193,000	Distribution
Jonestown, Pennsylvania	187,000	Distribution
Shafter, California	168,000	Distribution
Tempe, Arizona	184,000	Office, Mfg., Distribution
Hardware and Protective Solutions		
Atlanta, Georgia	14,000	Office
Guadalajara, Mexico	12,000	Office, Distribution
Pompano Beach, Florida	39,000	Office, Distribution
Monterrey, Mexico	13,000	Distribution
Shannon, Georgia	421,000	Office, Mfg., Distribution
Hamilton, Ohio	58,000	Mfg., Distribution
Salem, Oregon	31,000	Distribution
Tyler, Texas (2)	202,000	Office, Mfg., Distribution
Villa Rica, Georgia	275,000	Office, Mfg., Distribution
Shakopee, Minnesota	168,000	Office, Distribution
Golden Valley, Minnesota	4,400	Office
Robotics and Digital Solutions		
Boulder, Colorado	8,000	Office
Canada		
Burnaby, British Columbia	29,000	Distribution
Edmonton, Alberta	100,000	Distribution
Laval, Quebec	34,000	Distribution
Milton, Ontario	27,000	Manufacturing
Scarborough, Ontario	23,000	Mfg., Distribution
Toronto, Ontario	456,000	Office, Distribution
Winnipeg, Manitoba	42,000	Distribution

(1) The Company leases two facilities in Forest Park, Ohio. This first is the Company's 43,000 square foot corporate office headquarters located at 1280 Kemper Meadow Road. The second is a 385,000 square foot distribution center located at 1700 Carillon Boulevard.

(2) The Company leases two facilities in Tyler, Texas. The first is a 139,000 square foot facility located at 2329 E. Commerce Street used for manufacturing and distribution. The second is a 63,000 square foot facility located at 6357 Reynolds Road used for offices, manufacturing, and distribution.

All of the Company's facilities are leased. In the opinion of the Company's management, the Company's existing facilities are in good condition.

ITEM 3 - LEGAL PROCEEDINGS.

We are subject to various claims and litigation that arise in the normal course of business. For a description of our material legal proceedings, see Note 15 - Commitments and Contingencies of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Hy-Ko Litigation Settlement

On June 1, 2021, Hy-Ko Products Company LLC ("Hy-Ko"), a manufacturer of key duplication machines, filed a complaint for patent infringement against Hillman Group in the United States District Court for the Eastern District of Texas (Marshall Division). The case was assigned Civil Action No. 2:21-cv-0197. Hy-Ko's complaint alleged that Hillman's KeyKrafter and PKOR key duplication machines infringed certain patents, which are assigned to Hy-Ko, and seeks damages and injunctive relief against the Hillman Group. Hy-Ko's complaint additionally contained allegations of unfair competition under the Federal Lanham Act and conversion/receipt of stolen property, as well as a cause of action for "replevin" for return of stolen property.

On October 7, 2022, following a jury trial commencing October 3, 2022, the jury rendered a verdict finding that Hillman infringed two Hy-Ko patents, but also found that there was no willfulness in the infringement. The jury awarded Hy-Ko a one-time lump sum royalty payment of $16.0 million.

Following the verdict, Hillman and Hy-Ko negotiated and entered into a settlement agreement that provided for an $18.5 million payment from Hillman to Hy-Ko. The $18.5 million payment is in lieu of, and not in addition to, the $16.0 million verdict, and also includes each of Hillman and Hy-Ko agreeing to a 10 year covenant promising not to sue the other party over infringement of any key duplication or key identification patents.

As a result of the covenant not to sue, the Company believes it no longer faces any threat of patent infringement liability from Hy-Ko in relation to key duplication or key identification technology through the expiration of the 10-year covenant not to sue on December 28, 2032.

Dispute with Kiosk Development Partner

On December 16, 2024, the Company entered into a settlement agreement with a kiosk development partner (the “Kiosk Partner”), pursuant to which the Company paid the Kiosk Partner a $5 million settlement payment on December 30, 2024 to resolve all claims and disputes alleged by the Kiosk Partner. The Kiosk Partner’s claims alleged that, among other things, the Company failed to pay certain per key royalty fees to the Kiosk Partner allegedly owed under a joint development agreement dating back over 10 years ago. Though the Company believes it had strong defenses to the claims made by the Kiosk Partner, the Company opted to settle the matter before litigation was filed in order to avoid the cost and uncertainty of protracted litigation.

ITEM 4 – MINE SAFETY DISCLOSURES.

Not Applicable.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Common Stock Data

The Company's common stock is traded on The Nasdaq Stock Market under the symbol 'HLMN'. There were approximately 18 holders of record of common stock as of February 14, 2025. In addition to holders of record of our common stock, there is a substantially greater number of “street name” holders or beneficial holders whose Class A common stock is held of record by banks, brokers and other financial institutions.

Dividends

The Company has never declared or paid cash dividends on its common stock and has no intention to do so in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12 of this Form 10-K and Note 11 - Stock-Based Compensation of the Notes to Consolidated Financial Statements included herein for additional information.

Stock Price Performance



Comparison of Cumulative Total Return
200
150
100
50
11/27/20
12/26/20
12/25/21
12/31/22
12/30/23
12/28/24
Hillman Solutions Corp.
Russell 2000 Index
Dow Jones US Industrial Suppliers Index

	November 27, 2020	December 26, 2020	December 25, 2021	December 31, 2022	December 30, 2023	December 28, 2024
Hillman Solutions Corp.	100.0	103.2	105.8	72.6	92.8	98.7
Russell 2000 Index	100.0	108.0	120.8	94.9	109.3	121.0
Dow Jones US Industrial Suppliers Index	100.0	102.9	130.1	114.2	166.7	187.8

The graph above compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the Russell 2000 Index and the Dow Jones US Industrial Suppliers Index. The graph assumes an initial investment of $100 in our common stock at the market close on November 27, 2020 which was our initial trading day. Data for the Russell 2000 Index and the Dow Jones US Industrial Suppliers Index assume reinvestment of dividends. Total return equals stock price appreciation plus reinvestment of dividends.

Unregistered Sales of Equity Securities

We did not issue or sell any unregistered equity securities during the year ended December 28, 2024.

Issuer Purchases of Equity Securities

We made no purchases of our equity securities during the year ended December 28, 2024.

ITEM 6 – [RESERVED]

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion provides information which our management believes is relevant to an assessment and understanding of our operations and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements and schedules thereto appearing elsewhere herein. In addition, see “Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information”, as well as “Risk Factors” in Item 1A of this Annual Report.

Executive Overview and Trends in our Business

Net sales during 2024 decreased by 0.3% when compared to 2023. Driving our results for the year were the net sales contributions from the two acquisitions Hillman closed on this year (Koch in January 2024 and Intex DIY in August 2024). These were more than offset by a decline in net sales due to soft home improvement spending and price reductions during the year. Hardware and Protective Solutions, which is our largest segment, making up 74.3% of our net sales, led the way with an increase of 1.8% which was mainly driven by the aforementioned acquisitions. Offsetting this was a decrease in our Robotics and Digital Solutions segment and our Canadian business.

Products across our business are primarily used by DIYers and small contractors for repair, maintenance, and remodel projects. Because repair and maintenance projects are necessary no matter the economic environment, we believe our business is generally resilient to economic downturns. However, remodel projects are more dependent upon macroeconomic variables, including existing home sales. According to the National Association of Realtors, existing home sales in the U.S. were at a 30-year low during 2024, totaling $4.06 million. This was a headwind for our top line results during the year.

Our competitive moat, which consists of our 1,200 member field sales and service team, our ability to ship direct to the retail locations of our customers rather than their distribution network, and our 60+ years of experience set us apart from the competition. As such, we launched multiple new business wins during the year and we won vendor of the year awards from our two largest customers, Home Depot and Lowe's. This is the first time in Hillman's history that we have been recognized by our two largest customers as vendor of the year in the same year.

We are pleased with the progress we made during 2024. Looking to 2025, we remain committed to driving value for our stakeholders, and believe that our competitive moat and long-standing relationships with customers will allow us to continue to win.

Impact of Global Economic Conditions on our Results of Operation

Our business is impacted by general economic conditions in the North American and international markets, particularly the U.S. and Canadian retail markets including hardware stores, home centers, mass merchants, and other retailers. Changes in current economic conditions, including inflationary pressures in the cost of inventory, transportation, and employee compensation, foreign currency volatility, interest rates, and the growing concerns of a potential recession, have impacted consumer discretionary income levels and spending. Consumer discretionary income levels and spending impact the purchasing trends of our products by our retail customers. Any adverse trends in discretionary income and consumer spending could have a material adverse effect on our business or operating results.

We are exposed to the risk of unfavorable changes in foreign currency exchange rates for the U.S. dollar versus local currency of our suppliers located primarily in China and Taiwan. We purchase a majority of our products for resale from multiple vendors located in China and Taiwan. The purchase price of these products is routinely negotiated in U.S. dollar amounts rather than the local currency of the vendors and our suppliers' profit margins decrease when the U.S. dollar declines in value relative to the local currency. This puts pressure on our suppliers to increase prices to us. The U.S. dollar increased in value relative to the CNY by approximately by 2.8% in 2024, increased by 2.9% in 2023, and increased by 8.3% in 2022. The U.S. dollar increased in value relative to the Taiwan dollar by approximately 7.1% in 2024, decreased by 0.4% in 2023, and increased by 10.8% in 2022.

In addition, the negotiated purchase price of our products may be dependent upon market fluctuations in the cost of raw materials such as steel, zinc, and nickel used by our vendors in their manufacturing processes. The final purchase cost of our products may also be dependent upon inflation or deflation in the local economies of vendors in China and Taiwan that could impact the cost of labor and energy used in the manufacturing of our products. We identify the directional impact of changes in our product cost, but the quantification of each of these variable impacts cannot be measured as to the individual impact on our product cost with a sufficient level of precision. We may take pricing action, when warranted, in an attempt to offset a portion of product cost increases. The ability of our operating divisions to implement price increases and seek price concessions, as appropriate, is dependent on competitive market conditions.

We are also exposed to risk of unfavorable changes in the Canadian dollar exchange rate versus the U.S. dollar. Our sales in Canada are denominated in Canadian dollars while a majority of the products are sourced in U.S. dollars. A weakening of the Canadian dollar versus the U.S. dollar results in lower sales in terms of U.S. dollars while the cost of sales remains unchanged. We have a practice of hedging some of our Canadian subsidiary's purchases denominated in U.S. dollars. The U.S. dollar increased in value relative to the Canadian dollar by approximately 9.0% in 2024, decreased by 2.4% in 2023, and increased by 5.7% in 2022.

We import products which are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements and bilateral actions. U.S. tariffs on steel and aluminum and other imported goods has increased our product costs and required us to increase prices on the affected products. Recent tariffs against goods imported from China, Mexico, and Canada enacted on February 1, 2025 by the Trump Administration and any retaliatory tariffs issued in response thereto, could also increase prices on affected products.

Recent developments

Acquisition of Koch Industries, Inc.

On January 11, 2024, we completed the acquisition of Koch Industries, Inc. ("Koch"), a provider and merchandiser of rope and twine, chain and wire rope, and related hardware products for a total purchase price of $23.8 million. Koch has business operations throughout North America and its financial results reside in our Hardware and Protective Solutions reportable segment. Koch generated $39.9 million in net sales and $3.3 million in operating income for the year ended December 28, 2024.

Term Loan Repricing

On March 26, 2024, we entered into a Repricing Amendment (2024 Repricing Amendment) on our existing Senior Term Loan due July 14, 2028. The 2024 Repricing Amendment (i) reduces the interest rate per annum and (ii) implements a 1% prepayment premium for the existing Term Loan to apply to Repricing Transactions that occur within six months after the effective date of the 2024 Repricing Amendment. In connection with the closing of the 2024 Repricing Amendment, we expensed $3.0 million consisting of $1.6 million of existing fees written off and $1.5 million in new fees expensed.

Acquisition of Intex DIY, Inc.

On August 23, 2024, we completed the acquisition of Intex DIY, Inc. ("Intex"), a leading supplier of wiping cloths, consumable rags, and cleaning textiles for a total purchase price of $34.1 million. This acquisition expands Hillman's offerings in the cleaning products category. Intex is based in Georgia and sells to customers located throughout North America and its financial results will reside in the Company's Hardware and Protective Solutions reportable segment. Intex generated $21.1 million in net sales and $2.0 million in operating income for the year ended December 28, 2024.

True Value Bankruptcy

On October 14, 2024, True Value Company, LLC and certain of its affiliates (collectively, "True Value"), a hardware brand and wholesaler selling to 4,500 independently operated locations, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware. True Value accounted for approximately $8.8 million of our accounts receivable, net of rebates and discounts, as of the October 14, 2024 Chapter 11 bankruptcy filing date.

Concurrent with the announcement of the Chapter 11 bankruptcy filing, True Value also announced that it had entered into an agreement to sell substantially all of its business operations to Do It Best Corp., another home improvement industry peer as a "stalking horse", or lead, bidder. The sale of True Value to Do It Best Corp. closed on November 22, 2024.

The Company does not believe the bankruptcy will have a material negative impact on our future net sales. With the completed sale to Do It Best Corp. and conversion to direct billing with some stores, we believe we will maintain the majority of the existing sales previously attributed to True Value. With respect to collectability of our accounts receivable, in the year ended December 28, 2024, we recorded a charge of $8.6 million representing the net receivable balances less the amount we expect to recover as an administrative claim pursuant to Section 503(b)(9) of the bankruptcy code. The loss was recorded in selling, warehouse, general and administrative expenses. All uncollectible receivables were written off in the fourth quarter of 2024 and are no longer included in our gross receivables or the allowances as of December 28, 2024.

Settlement of Dispute with Kiosk Development Partner

On December 16, 2024, the Company entered into a settlement agreement with a kiosk development partner (the “Kiosk Partner”), pursuant to which the Company paid the Kiosk Partner a $5.0 million settlement payment on December 30, 2024 to resolve all claims and disputes alleged by the Kiosk Partner. See Item 3 - Legal Proceedings of this Annual Report and Note 15 - Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information. The $5.0 million settlement was recorded within the Robotics and Digital Solution segment in Selling, Warehouse, and General and Administrative expense within the Consolidated Statements of Comprehensive Loss.

Financial Summary and Other Key Metrics

Fiscal 2024 and 2023 consisted of 252 shipping days. Shipping days are defined as non-holiday week-days, Monday through Friday of each week of the fiscal year.

- Net sales for the year ended December 28, 2024 were $1,472.6 million compared to net sales of $1,476.5 million for the year ended December 30, 2023, a decrease of approximately $3.9 million or 0.3%. The decrease was primarily due to market softness and decreased volume, partially offset by net sales from our acquisition of Koch of $39.9 million and net sales from our acquisition of Intex of $21.1 million.
- Net income improved to $17.3 million, or $0.09 per diluted share, compared to a net loss of $9.6 million, or $(0.05) per diluted share for the year ended December 30, 2023.
- Adjusted EBITDA[(1)] totaled $241.8 million versus $219.4 million in the year ended December 30, 2023.

(1) **Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income (loss) to Adjusted EBITDA.**

Results of Operations

The following table shows the results of operations for the years ended December 28, 2024, December 30, 2023 and December 31, 2022.

	Year Ended December 28, 2024		Year Ended December 30, 2023		Year Ended December 31, 2022	
(dollars in thousands)	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$ 1,472,595	100.0%	$ 1,476,477	100.0%	$ 1,486,328	100.0%
Cost of sales (exclusive of depreciation and amortization shown separately below)	764,691	51.9%	828,956	56.1%	846,551	57.0%
Selling, warehouse, general and administrative expenses	488,702	33.2%	452,110	30.6%	480,993	32.4%
Depreciation	68,766	4.7%	59,331	4.0%	57,815	3.9%
Amortization	61,274	4.2%	62,309	4.2%	62,195	4.2%
Other expense (income), net	361	—%	12,843	0.9%	(1,119)	(0.1)%
Income from operations	88,801	6.0%	60,928	4.1%	39,893	2.7%
Interest expense, net	59,241	4.0%	68,310	4.6%	54,560	3.7%
Refinancing costs	3,008	0.2%	—	—%	—	—%
Income (loss) before income taxes	26,552	1.8%	(7,382)	(0.5)%	(14,667)	(1.0)%
Income tax expense	9,297	0.6%	2,207	0.1%	1,769	0.1%
Net income (loss)	$ 17,255	1.2%	$ (9,589)	(0.6)%	$ (16,436)	(1.1)%
Adjusted EBITDA (1)	241,753	16.4%	219,360	14.9%	210,249	14.1%

(1) Adjusted EBITDA is a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income (loss) to Adjusted EBITDA.

Net Sales

Net Sales by Product Line

					2024 vs. 2023				2023 vs. 2022	
	2024	% of Net Sales	2023	% of Net Sales	$ Change	% Change	2022	% of Net Sales	$ Change	% Change
Fastening and Hardware	$ 1,002,867	68.1 %	$ 1,005,911	68.1 %	(3,044)	(0.3)%	$ 989,572	66.6 %	16,339	1.7 %
Personal Protective	229,925	15.6 %	216,404	14.7 %	13,521	6.2 %	243,450	16.4 %	(27,046)	(11.1)%
Keys and Key Accessories	191,699	13.0 %	201,923	13.7 %	(10,224)	(5.1)%	196,989	13.3 %	4,934	2.5 %
Engraving and Resharp	48,104	3.3 %	52,239	3.5 %	(4,135)	(7.9)%	56,317	3.8 %	(4,078)	(7.2)%
Consolidated	$ 1,472,595		$ 1,476,477		$ (3,882)		$1,486,328		$ (9,851)	

See Note 2 - Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements for a reconciliation of net sales by product line to net sales by operating segment.

Net Sales by Segment

					2024 vs. 2023				2023 vs. 2022	
	2024	% of Net Sales	2023	% of Net Sales	$ Change	% Change	2022	% of Net Sales	$ Change	% Change
Hardware and Protective Solutions	$ 1,094,377	74.3 %	$ 1,074,619	72.8 %	$ 19,758	1.8 %	$ 1,068,734	71.9 %	$ 5,885	0.6 %
Robotics and Digital Solutions	230,317	15.6 %	245,400	16.6 %	(15,083)	(6.1)%	245,633	16.5 %	(233)	(0.1)%
Canada	147,901	10.0 %	156,458	10.6 %	(8,557)	(5.5)%	171,961	11.6 %	(15,503)	(9.0)%
Consolidated	$ 1,472,595		$ 1,476,477		$ (3,882)		$ 1,486,328		$ (9,851)	

Hardware and Protective Solutions revenues consist primarily of the delivery of fasteners, anchors, specialty fastening products, and personal protective equipment such as gloves and eye-wear as well as in-store merchandising services for the related product category.

Robotics and Digital Solutions revenues consist primarily of sales of keys and identification tags through self-service key duplication and engraving kiosks. It also includes our associate-assisted key duplication systems and key accessories.

Canada revenues consist primarily of the delivery to Canadian customers of fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, personal protective equipment, and identification items as well as in-store merchandising services for the related product category.

Net sales decreased $3.9 million in total during 2024. The decrease in net sales was primarily driven by the factors described below:

Hardware and Protective Solutions increased $19.8 million due to the following:

- Hardware sales increased $3.7 million primarily driven by $39.9 million of net sales added by the acquisition of Koch, offset by $27.3 million in reduced volume driven by market softness and $8.9 million in price reductions.
- Protective equipment sales increased by $16.1 million primarily driven by $21.1 million of net sales added by the acquisition of Intex, offset by $3.8 million in price reductions and $1.0 million in reduced volume driven by market softness.

Robotics and Digital Solutions sales decreased $15.1 million primarily due to decreases in key and engraving volume.

Canada net sales decreased $8.6 million primarily due to a $6.7 million decrease related to price reductions as well as a $2.1 million unfavorable impact of the exchange rate from Canadian dollars to U.S. dollars.

Cost of Sales (excluding depreciation and amortization)

The following table summarizes cost of sales by segment:

					2024 vs. 2023				2023 vs. 2022	
	2024	% of Segment Net Sales	2023	% of Segment Net Sales	$ Change	% Change	2022	% of Segment Net Sales	$ Change	% Change
Hardware and Protective Solutions	$ 612,175	55.9%	$ 659,895	61.4%	$ (47,720)	(7.2)%	$ 669,500	62.6%	$ (9,605)	(1.4)%
Robotics and Digital Solutions	65,747	28.5%	71,566	29.2%	(5,819)	(8.1)%	73,944	30.1%	(2,378)	(3.2)%
Canada	86,769	58.7%	97,495	62.3%	(10,726)	(11.0)%	103,107	60.0%	(5,612)	(5.4)%
Consolidated	$ 764,691		$ 828,956		$ (64,265)		$ 846,551		$ (17,595)	

Hardware and Protective Solutions cost of sales as a percentage of net sales decreased primarily due to the decreased product and shipping costs.

Our Robotics and Digital Solutions cost of sales as a percentage of net sales decreased primarily due to a shift in product mix from full-service to self-service keys.

Canada cost of sales as a percentage of net sales decreased primarily due to decreased product and shipping cost.

Selling, Warehouse, and General and Administrative Expenses

The following table summarizes selling, warehouse, and general and administrative expense ("SG&A") by segment:

					2024 vs. 2023				2023 vs. 2022	
	2024	% of Segment Net Sales	2023	% of Segment Net Sales	$ Change	% Change	2022	% of Segment Net Sales	$ Change	% Change
Hardware and Protective Solutions	$ 344,361	31.5 %	$ 312,436	29.1 %	$ 31,925	10.2 %	$ 306,456	28.7 %	$ 5,980	2.0 %
Robotics and Digital Solutions	96,984	42.1 %	94,980	38.7 %	2,004	2.1 %	126,372	51.4 %	(31,392)	(24.8)%
Canada	47,357	32.0 %	44,694	28.6 %	2,663	6.0 %	48,165	28.0 %	(3,471)	(7.2)%
Consolidated	$ 488,702		$ 452,110		$ 36,592		$ 480,993		$ (28,883)	

Hardware and Protective Solutions SG&A increased in 2024 due to the following:

- Selling expense increased $10.7 million primarily due to increased compensation and benefit expense.
- Warehouse expense increased $0.8 million due to inflation in labor and shipping costs.
- General and administrative ("G&A") increased by $20.4 million. We recorded a write off of $8.6 million of accounts receivable, net, in 2024 due to the True Value bankruptcy. The remaining increase was primarily driven by increased incentive compensation and investment into information technology and security.

Robotics and Digital Solutions SG&A increased in 2024 due to the following:

- Warehouse decreased by $1.3 million primarily due to the shift from full-service keys, which have a higher warehousing cost, to self-service keys.
- G&A increased by $2.9 million. The increase was primarily driven by a $5.0 million settlement agreement with a kiosk development partner (see Note 15 - Commitments and Contingencies). We also recorded a $0.3 million write off of accounts receivable, net related to the True Value bankruptcy. These increased expenses were partially offset by reduced legal and consulting expense.

Canada SG&A increased in 2024 due to the following:

- Selling expense increased $1.2 million primarily due to increased incentive compensation expense.
- G&A increased by $1.4 million primarily due to severance costs associated with restructuring and incentive compensation.

Other Operating Expenses

Depreciation expense increased $9.4 million due to increased capital spend on merchandising racks and facility relocations completed in the prior year.

Amortization expense decreased $1.0 million primarily due to lower intangible asset balances following the write down of the carrying values of intangible assets to their fair value as a result of exiting a specific product line that occurred in the fourth quarter of 2023.

In the year ended December 28, 2024, other expense (income), net consisted primarily of an exchange rate loss of $0.9 million along with a $0.2 million loss on the revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob (see Note 14 - Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information). Offsetting the loss was income from certain rebates received. In the year ended December 30, 2023, other expense (income), net consisted primarily of a $19.6 million impairment charge related to the write down of intangible assets, (see Note 2 - Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements for additional information) and a $4.9 million gain on the revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob.

Income from Operations

			2024 vs. 2023			2023 vs. 2022	
	2024	2023	$ Change	% Change	2022	$ Change	% Change
Hardware and Protective Solutions	$ 56,790	$ 8,366	$ 48,424	578.8 %	$ 20,742	$ (12,376)	59.7 %
Robotics and Digital Solutions	23,897	42,953	(19,056)	(44.4)%	3,541	39,412	1113.0 %
Canada	8,114	9,609	(1,495)	(15.6)%	15,610	(6,001)	(38.4)%
Total segment income from operations	$ 88,801	$ 60,928	$ 27,873	45.7 %	$ 39,893	$ 21,035	52.7 %

Income from operations in our Hardware and Protective Solutions segment increased $48.4 million due to the changes in net sales, cost of sales, SG&A expense, and other expense (income), net described above. Depreciation expense increased by $6.5 million due to increased capital spend on merchandising racks and facility relocations completed in the prior year.

Income from operations in our Robotics and Digital Solutions segment decreased by $19.1 million primarily due to the changes in net sales, cost of sales, and SG&A expenses described above, including the $5.0 million settlement agreement and a decrease of $5.2 million in other expense driven by the changes in revaluation of the contingent consideration. Offsetting the decrease was a $2.8 million increase in depreciation expense associated with increased capital spend on key machines.

Canada's income from operations decreased by $1.5 million primarily due to the changes in net sales, cost of sales, and SG&A expenses described above. Canada also recorded exchange rate loss of $0.7 million in 2024 compared to a gain of $0.1 million in 2023.

Income (Loss) Before Income Taxes

Interest expense, net, decreased $9.1 million primarily due to a reduction in outstanding debt and a reduction in interest rate spreads driven by the debt repricing in the first quarter of 2024 (see Note 7 - Long-Term Debt of the Notes to Consolidated Financial Statements for additional information).

Income Taxes:

For the years ended December 28, 2024 and December 30, 2023 the effective income tax rate was 35.0% and (29.9)%, respectively. The Company recorded an income tax provision for the year ended December 28, 2024 of $9.3 million, and an income tax provision for the year ended December 30, 2023 of $2.2 million.

In 2024, the Company's effective tax rate differed from the U.S. federal statutory tax rate due to certain non-deductible expenses. In addition, the effective tax rate differed due to state and foreign income taxes and withholding taxes for distributions from our Canadian business.

In 2023, the Company's effective tax rate differed from the U.S. federal statutory tax rate primarily due to withholding taxes on distributions from our Canadian subsidiary. In addition, the effective tax rate differed due to state and foreign income taxes and certain non-deductible expenses.

Year Ended December 30, 2023 vs Year Ended December 31, 2022

For a comparison of our results of operations for fiscal 2023 to fiscal 2022, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for fiscal 2023.

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure and is the primary basis used to measure the operational strength and performance of our businesses, as well as to assist in the evaluation of underlying trends in our businesses. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital and tax structures, as our management excludes these results when evaluating our operating performance. Our management and Board of Directors use this financial measure to evaluate our consolidated operating performance and the operating performance of our operating segments and to allocate resources and capital to our operating segments. Additionally, we believe that Adjusted EBITDA is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure of Adjusted EBITDA may not be directly comparable to similar measures used by other companies.

Change to Non-GAAP metrics

After dialogue with the SEC, we have revised our presentation of Adjusted EBITDA on a prospective basis to include the impact of a $8.6 million write off of receivables from True Value, which was previously excluded from the Non-GAAP figures. The charge resulted from True Value's Chapter 11 filing in October of 2024. See the "Recent Developments" section of Management's Discussion and Analysis for additional information on this write off.

The following table presents a reconciliation of Net income (loss), the most directly comparable financial measures under GAAP, to Adjusted EBITDA for the periods presented:

(dollars in thousands)	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Net income (loss)	$ 17,255	$ (9,589)	$ (16,436)
Income tax expense	9,297	2,207	1,769
Interest expense, net	59,241	68,310	54,560
Depreciation	68,766	59,331	57,815
Amortization	61,274	62,309	62,195
EBITDA	$ 215,833	$ 182,568	$ 159,903
Stock compensation expense	13,463	12,004	13,524
Restructuring and other costs (1)	2,978	3,031	2,617
Litigation expense (2)	5,000	339	32,856
Transaction and integration expense (3)	1,243	1,754	2,477
Change in fair value of contingent consideration	228	(4,936)	(1,128)
Refinancing costs (4)	3,008	—	—
Impairment charges (5)	—	24,600	—
Adjusted EBITDA	$ 241,753	$ 219,360	$ 210,249

(1) Restructuring and other costs includes consulting and other costs associated with severance related to our distribution center relocations and corporate restructuring activities. 2024 and 2023 includes costs associated with the Cybersecurity Incident that occurred in May 2023, see Note 15 - Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information.

(2) Litigation expense include a settlement and legal fees paid in association with a dispute with a kiosk development partner, and litigation with the Hy-Ko Products Company LLC litigation (see Note 15 - Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

(3) Transaction and integration expense includes professional fees and other costs related to the Koch Industries, Inc. and Intex DIY, Inc acquisitions and the CCMP secondary offerings in 2023.

(4) In the first quarter of 2024, we entered into a Repricing Amendment (2024 Repricing Amendment) on our existing Senior Term Loan due July 14, 2028 (see Note 7 - Long-Term Debt of the Notes to Consolidated Financial Statements for additional information).

(5) In the fourth quarter of 2023, we recorded an impairment charge in our Hardware and Protective Solutions segment of $24.6 million, primarily related to review of certain product offerings. In the fourth quarter of 2023, we evaluated a specific product line and decided to exit certain retail locations and markets, which reduced the future cash flows from this product line and impacted the lower of cost or market valuation of inventory. As a result of this review we impaired $19.6 million of intangible assets and recorded inventory revaluation charges of $5.0 million.

The following tables present a reconciliation of segment operating income, the most directly comparable financial measures under GAAP, to segment Adjusted EBITDA for the periods presented (amounts in thousands). Certain amounts in the prior year presentation between segments were reclassified to conform to the current year's presentation:

Year Ended December 28, 2024	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada
Operating income	$ 56,790	$ 23,897	$ 8,114
Depreciation and amortization	81,861	43,245	4,934
Stock compensation expense	11,360	1,319	784
Restructuring and other costs	342	688	1,948
Litigation expense	—	5,000	—
Transaction and integration expense	1,207	36	—
Change in fair value of contingent consideration	—	228	—
Adjusted EBITDA	$ 151,560	$ 74,413	$ 15,780

Year Ended December 30, 2023	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada
Operating income	$ 8,366	$ 42,953	$ 9,609
Depreciation and amortization	76,099	40,714	4,827
Stock compensation expense	9,988	1,251	765
Restructuring and other costs	2,549	372	110
Litigation expense	—	339	—
Transaction and integration expense	1,561	193	—
Change in fair value of contingent consideration	—	(4,936)	—
Impairment charges	24,600	—	—
Adjusted EBITDA	$ 123,163	$ 80,886	$ 15,311

Year Ended December 31, 2022	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada
Operating (loss) income	$ 20,742	$ 3,541	$ 15,610
Depreciation and amortization	72,266	42,905	4,839
Stock compensation expense	11,057	1,479	988
Restructuring and other costs	2,342	275	—
Litigation expense	—	32,856	—
Transaction and integration expense	2,231	246	—
Change in fair value of contingent consideration	—	(1,128)	—
Adjusted EBITDA	$ 108,638	$ 80,174	$ 21,437

Liquidity and Capital Resources:

The following table presents the key categories of our consolidated statements of cash flows:

	Year Ended December 28, 2024	Year Ended December 30, 2023	$ Change	Year Ended December 31, 2022	$ Change
Net cash provided by operating activities	$ 183,336	$ 238,035	$ (54,699)	$ 119,011	$ 119,024
Net cash used for investing activities	(143,397)	(67,852)	(75,545)	(72,822)	4,970
Net cash used for financing activities	(39,268)	(161,976)	122,708	(28,722)	(133,254)
Net increase in cash and cash equivalents	5,957	7,472	(1,515)	16,476	(9,004)

Operating Cash Flows:

Operating cash flows for the year ended December 28, 2024 were unfavorably impacted by increases in accounts receivable due to accounts receivable generated by the Koch business post acquisition. Additionally, we saw increased accrued liabilities due to the timing of inventory purchases and payments. Finally, in the current year we saw increases in accrued incentive compensation which favorably impacted our cash flow from operating activities.

Net cash provided by operating activities for the year ended December 30, 2023 were favorably impacted by reducing inventory as part of the Company's ongoing strategic initiative to lower inventory on hand during 2023.

Investing Cash Flows:

Capital Expenditures:

Cash of $85.2 million, $65.8 million, and $69.6 million, was used in the years ending December 28, 2024, December 30, 2023 and December 31, 2022, respectively, to invest in new key duplicating kiosks and machines and merchandising racks.

Acquisitions:

Intex DIY, Inc.

On August 23, 2024, the Company completed the acquisition of Intex DIY, Inc. ("Intex"), a leading supplier of wiping cloths, consumable rags, and cleaning textiles for a total purchase price of $34.1 million. Intex has business operations throughout North America and its financial results reside in the Company's Hardware and Protective Solutions reportable segment. (see Note 5 - Acquisitions of the Notes to Consolidated Financial Statements for additional information).

Koch Industries, Inc.

On January 11, 2024, the Company completed the acquisition of Koch Industries, Inc. ("Koch"), a premier provider and merchandiser of rope and twine, chain and wire rope, and related hardware products for a total purchase price of $23.8 million. Koch has business operations throughout North America and its financial results reside in the Company's Hardware and Protective Solutions reportable segment (see Note 5 - Acquisitions of the Notes to Consolidated Financial Statements for additional information).

Financing Cash Flows:

Term Loan:

The Company used $106.4 million of cash for principal payments on the senior term loan, including a $100.0 million prepayment made on October 3, 2024 against the outstanding term loan balance without payment of a premium or penalty. As of December 28, 2024, we have outstanding borrowings of $645.5 million on the term loan. See Note 7 - Long-Term Debt of the Notes to Consolidated Financial Statements for additional information.

ABL Revolver:

Our revolver draws, net of repayments, used cash of $62.0 million in the year ended December 28, 2024 as part of the Company's initiative to pay down the term loan along with the acquisitions of Koch and Intex referenced above. During the year ended December 30, 2023, our revolver repayments, net of draws, used cash of $72.0 million as part of the Company's initiative to pay down the term loan.

Stock Option Exercises:

In the years ended December 28, 2024, December 30, 2023, and December 31, 2022, the Company received $9.7 million, $2.2 million, and $2.6 million, respectively, from the exercise of stock options.

Liquidity:

We believe that projected cash flows from operations and ABL Revolver availability will be sufficient to fund working capital and capital expenditure needs for the next 12 months. As of December 28, 2024, the ABL Revolver had an outstanding balance of $62.0 million and had outstanding letters of credit of $41.6 million, leaving $188.7 million of available borrowings as a source of liquidity. Our material cash requirements for known contractual obligations include, debt, and lease obligations, each of which are discussed in more detail earlier in this section and in the footnotes to consolidated financial statements, along with capital expenditures. We expect to spend $90 million for capital expenditures in 2025. Our future investments will depend primarily on the builds of new key duplicating kiosks and machines, merchandising racks, and IT projects that we undertake and the timing of these expenditures.

We also have cash requirements for purchase orders and contracts for the purchase of inventory and other goods and services, which are based on current distribution needs and are fulfilled by our suppliers within the short term.

Our working capital (current assets minus current liabilities) position of $319.5 million as of December 28, 2024 represents a decrease of $5.4 million from the December 30, 2023 level of $324.9 million. We expect to generate sufficient operating cash flows to meet our short-term liquidity needs, and we expect to maintain access to the capital markets, although there can be no assurance of our ability to do so. However, disruption and volatility in the global capital markets, could impact our capital resources and liquidity in the future.

Related Party Transactions:

The information required by this Item is set forth in the section entitled Related Party Transactions in the 2025 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

Critical Accounting Policies and Estimates:

Our accounting policies are more fully described in Note 2 - Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements. As disclosed in that note, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events cannot be predicted with certainty and, therefore, actual results could differ from those estimates. The following section describes our critical accounting policies.

Inventory Realization:

Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method, which approximates the first-in-first-out “FIFO” method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our excess and obsolete inventory reserve. However, if our estimates regarding excess and obsolete inventory are inaccurate, we may be exposed to losses or gains that could be material. A 5% difference in actual excess and obsolete inventory reserved for at December 28, 2024 would have affected net earnings by approximately $1.5 million in fiscal 2024.

Goodwill:

We have adopted ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the goodwill impairment test and instead requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If, after assessing the totality of events or circumstances, we determine that the fair value of a reporting unit is less than the carrying value, then we would recognize an impairment charge for the amount by which the

carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Our annual impairment assessment is performed for the reporting units as of October 1. In 2024, 2023, and 2022, with the assistance of an independent third-party specialist, management assessed the value of our reporting units based on a discounted cash flow model and multiple of earnings. Assumptions critical to our fair value estimates under the discounted cash flow model include the projected net sales and EBITDA growth rates and the discount rates. The results of the quantitative assessments in 2024, 2023, and 2022 indicated that the fair value of each reporting unit was in excess of its carrying value.

Significant assumptions used in the determination of the estimated fair values of the reporting units are the projected net sales and EBITDA growth rates and the discount rate. The projected net sales and EBITDA growth rates are dependent on overall market growth rates, the competitive environment, inflation and our ability to pass price increase along to our customers, relative currency exchange rates, and business activities that impact market share. As a result, the growth rate could be adversely impacted by a sustained deceleration in category growth, devaluation of the U.S. Dollar against other currencies, an increased competitive environment, or an economic recession. The discount rate, which is consistent with a weighted average cost of capital that is likely to be expected by a market participant, is based upon industry required rates of return, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted in the future by adverse changes in the macroeconomic environment and volatility in the equity and debt markets.

While management can and has implemented strategies to address these events, changes in operating plans or adverse changes in the future could reduce the underlying cash flows used to estimate fair values and could result in a decline in fair value that would trigger future impairment charges of the Protective Solutions and Hardware Solutions reporting units' goodwill. As of December 28, 2024, the carrying value of the Protective Solutions reporting unit's goodwill was $128.8 million and Hardware Solutions reporting unit's goodwill was $436.8 million.

Recent Accounting Pronouncements:

Recently issued accounting standards are described in Note 3 - Recent Accounting Pronouncements of the Notes to Consolidated Financial Statements.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Exposure

We are exposed to the impact of interest rate changes as our borrowings bear interest at variable interest rates. It is our policy to enter into interest rate swaps only to the extent considered necessary to meet our objectives.

Based on our exposure to variable rate borrowings at December 28, 2024, after consideration of our SOFR floor rates and interest rate swap agreements, a one percent (1%) change in the weighted average interest rate for a period of one year would change the annual interest expense by approximately $3.5 million.

Foreign Currency Exchange

We are exposed to foreign exchange rate changes of the Canadian and Mexican currencies as it impacts the $136.2 million net asset value of our Canadian and Mexican subsidiaries as of December 28, 2024. The foreign subsidiaries' net tangible assets were $84.7 million and the net intangible assets were $51.5 million as of December 28, 2024.

We utilize foreign exchange forward contracts to manage the exposure to currency fluctuations in the Canadian dollar versus the U.S. Dollar. See Note 13 - Derivatives and Hedging of the Notes to Consolidated Financial Statements.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Hillman Solutions Corp. and its consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of Hillman Solutions Corp. and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of Hillman Solutions Corp. and its consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Hillman Solutions Corp. and its consolidated subsidiaries that could have a material effect on the consolidated financial statements.

Our management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 28, 2024, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Based on its assessment, our management has concluded that our internal control over financial reporting was effective, as of December 28, 2024, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. We reviewed the results of management's assessment with the Audit Committee of Hillman Solutions Corp.

/s/ JON MICHAEL ADINOLFI

Jon Michael Adinolfi
President and Chief Executive Officer
Dated: February 20, 2025

/s/ ROBERT O. KRAFT

Robert O. Kraft
Chief Financial Officer
Dated: February 20, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hillman Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hillman Solutions Corp. and subsidiaries (the "Company") as of December 28, 2024 and December 30, 2023, the related consolidated statements of comprehensive income (loss), cash flows, and stockholders' equity, for each of the three years in the period ended December 28, 2024, and the related notes and the financial statement schedule II - Valuation Accounts (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill - Hardware Solutions and Protective Solutions Reporting Units - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to their respective carrying values.

The Company used a discounted cash flow model to estimate the fair values of the Hardware Solutions ("HS") reporting unit and the Protective Solutions ("PS") reporting unit. The discounted cash flow model requires management to make significant estimates and assumptions including projected net sales and earnings before interest, taxes, depreciation, and amortization ("EBITDA") growth rates and discount rates. Changes in these assumptions could have a significant impact on either the fair value of the reporting units, the amount of any goodwill impairment charge, or both. The Company's consolidated goodwill balance was $828.6 million as of

December 28, 2024, of which $436.8 million and $128.8 million were allocated to the HS reporting unit and the PS reporting unit, respectively. The estimated fair value of the HS and PS reporting units exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.

We identified the Company's discounted cash flow model in the impairment evaluation of goodwill for the HS and the PS reporting units as a critical audit matter because of the significant judgments made by management to estimate the fair values of these reporting units. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of certain of management's estimates and assumptions, particularly related to projected net sales and EBITDA growth rates as well as the selection of discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimates of projected net sales and EBITDA growth rates and the selection of discount rates used by management to estimate the fair values of the HS and PS reporting units included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of the Hardware Solutions and Protective Solutions reporting units, such as controls related to management's forecasts of projected net sales and EBITDA growth rates and selection of the discount rates.
- We evaluated management's ability to accurately forecast projected net sales and EBITDA growth rates by comparing actual results to management's historical forecasts.
- We performed a sensitivity analysis of the projected net sales and EBITDA growth rates and selected discount rates, which included their impact on cash flows.
- We evaluated the reasonableness of management's projected net sales and EBITDA growth rates by comparing the forecasts to (1) historical net sales and EBITDA growth rates, (2) underlying analysis detailing business strategies and growth plans, (3) internal communications to management and the Board of Directors, and (4) forecasted information included in the Company press releases, as well as in analyst and industry reports for the Company and certain of its peer companies.
- With the assistance of our internal fair value specialists, we evaluated the reasonableness of the valuation methodologies utilized, along with the discount rates and long-term net sales growth rates selected by:
  - Testing the source information underlying the determination of discount rates and long-term net sales growth rates, including the mathematical accuracy of the calculations.
  - Developing a range of independent estimates for the discount rates and compared those to those rates selected by management.
  - Utilizing industry and market-specific growth trends to assess the reasonableness of the long-term net sales growth rates selected by management.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio

February 20, 2025

We have served as the Company's auditor since 2022.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 28, 2024	December 30, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 44,510	$ 38,553
Accounts receivable, net of allowances of $2,827 ($2,770 - 2023)	109,788	103,482
Inventories, net	403,673	382,710
Other current assets	15,213	23,235
Total current assets	573,184	547,980
Property and equipment, net of accumulated depreciation of $376,150 ($333,875 - 2023)	224,174	200,553
Goodwill	828,553	825,042
Other intangibles, net of accumulated amortization of $530,398 ($470,791 - 2023)	605,859	655,293
Operating lease right of use assets	81,708	87,479
Other assets	17,025	14,754
Total assets	$ 2,330,503	$ 2,331,101
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 139,057	$ 140,290
Current portion of debt and finance lease obligations	12,975	9,952
Current portion of operating lease liabilities	16,850	14,407
Accrued expenses:		
Salaries and wages	34,977	22,548
Pricing allowances	7,651	8,145
Income and other taxes	10,377	6,469
Other accrued expenses	31,843	21,309
Total current liabilities	253,730	223,120
Long-term debt	691,726	731,708
Deferred tax liabilities	124,611	131,552
Operating lease liabilities	71,474	79,994
Other non-current liabilities	6,591	10,198
Total liabilities	1,148,132	1,176,572
Commitments and Contingencies (Note 15)	—	—
Stockholders' equity:		
Common stock, 0.0001 par, 500,000,000 shares authorized, 196,705,710 and 194,913,124 issued and outstanding at December 28, 2024 and December 30, 2023, respectfully	20	20
Additional paid-in capital	1,442,958	1,418,535
Accumulated deficit	(218,951)	(236,206)
Accumulated other comprehensive loss	(41,656)	(27,820)
Total stockholders' equity	1,182,371	1,154,529
Total liabilities and stockholders' equity	$ 2,330,503	$ 2,331,101

The Notes to Consolidated Financial Statements are an integral part of these statements.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(dollars in thousands)

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Net sales	$ 1,472,595	$ 1,476,477	$ 1,486,328
Cost of sales (exclusive of depreciation and amortization shown separately below)	764,691	828,956	846,551
Selling, warehouse, and general and administrative expenses	488,702	452,110	480,993
Depreciation	68,766	59,331	57,815
Amortization	61,274	62,309	62,195
Other expense (income), net	361	12,843	(1,119)
Income from operations	88,801	60,928	39,893
Interest expense, net	59,241	68,310	54,560
Refinancing costs	3,008	—	—
Income (loss) before income taxes	26,552	(7,382)	(14,667)
Income tax expense	9,297	2,207	1,769
Net income (loss)	$ 17,255	$ (9,589)	$ (16,436)
Basic income (loss) per share	$ 0.09	$ (0.05)	$ (0.08)
Weighted average basic shares outstanding	196,108	194,722	194,249
Diluted income (loss) per share	$ 0.09	$ (0.05)	$ (0.08)
Weighted average diluted shares outstanding	198,915	194,722	194,249
Net income (loss) from above	$ 17,255	$ (9,589)	$ (16,436)
Other comprehensive income (loss):			
Foreign currency translation adjustments	(16,471)	4,801	(7,615)
Hedging activity	2,635	(11,597)	13,745
Total other comprehensive (loss) income	(13,836)	(6,796)	6,130
Comprehensive income (loss)	$ 3,419	$ (16,385)	$ (10,306)

The Notes to Consolidated Financial Statements are an integral part of these statements.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Cash flows from operating activities:			
Net income (loss)	$ 17,255	$ (9,589)	$ (16,436)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Depreciation and amortization	130,040	121,640	120,010
(Gain) loss on dispositions of property and equipment	56	(34)	(26)
Impairment charges	—	24,600	—
Deferred income taxes	(5,038)	(8,693)	(873)
Deferred financing and original issue discount amortization	5,065	5,323	3,582
Loss on debt restructuring	3,008	—	—
Cash paid to third parties in connection with debt restructuring	(1,554)	—	—
Stock-based compensation expense	13,463	12,004	13,524
Customer bankruptcy reserve	8,640	—	—
Change in fair value of contingent consideration	228	(4,936)	(1,128)
Changes in operating items:			
Accounts receivable	(4,545)	(15,898)	19,889
Inventories	8,710	103,660	38,813
Other assets	(6,004)	3,068	566
Accounts payable	(7,784)	8,029	(53,760)
Accrued salaries and wages	12,707	6,750	7,553
Other accrued liabilities	9,089	(7,889)	(12,703)
Net cash provided by operating activities	183,336	238,035	119,011
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	(57,900)	(1,700)	(2,500)
Capital expenditures	(85,219)	(65,769)	(69,589)
Other investing activities	(278)	(383)	(733)
Net cash used for investing activities	(143,397)	(67,852)	(72,822)
Cash flows from financing activities:			
Repayments of senior term loans	(106,383)	(88,510)	(10,638)
Borrowings of revolving credit loans	177,000	178,000	244,000
Repayments of revolving credit loans	(115,000)	(250,000)	(265,000)
Financing fees	(33)	—	—
Principal payments under finance lease obligations	(3,682)	(2,410)	(1,470)
Proceeds from exercise of stock options	9,657	2,167	2,609
Payments of contingent consideration	(260)	(1,232)	—
Other financing activities	(567)	9	1,777
Net cash used for financing activities	(39,268)	(161,976)	(28,722)
Effect of exchange rate changes on cash	5,286	(735)	(991)
Net increase in cash and cash equivalents	5,957	7,472	16,476
Cash and cash equivalents at beginning of period	38,553	31,081	14,605
Cash and cash equivalents at end of period	$ 44,510	$ 38,553	$ 31,081

The Notes to Consolidated Financial Statements are an integral part of these statements.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 25, 2021	193,995	$ 20	$ 1,387,410	$ (210,181)	$ (27,154)	$ 1,150,095
Net loss	—	—	—	(16,436)	—	(16,436)
Stock option activity, stock awards and employee stock purchase plan	553	—	16,190	—	—	16,190
Hedging activity	—	—	—	—	13,745	13,745
Change in cumulative foreign currency translation adjustment	—	—	—	—	(7,615)	(7,615)
Other	—	—	760	—	—	760
Balance at December 31, 2022	194,548	$ 20	$ 1,404,360	$ (226,617)	$ (21,024)	$ 1,156,739
Net loss	—	—	—	(9,589)	—	(9,589)
Stock option activity, stock awards and employee stock purchase plan	365	—	14,175	—	—	14,175
Hedging activity	—	—	—	—	(11,597)	(11,597)
Change in cumulative foreign currency translation adjustment	—	—	—	—	4,801	4,801
Balance at December 30, 2023	194,913	$ 20	$ 1,418,535	$ (236,206)	$ (27,820)	$ 1,154,529
Net income	—	—	—	17,255	—	17,255
Stock option activity, stock awards and employee stock purchase plan	1,793	—	24,423	—	—	24,423
Hedging activity	—	—	—	—	2,635	2,635
Change in cumulative foreign currency translation adjustment	—	—	—	—	(16,471)	(16,471)
Balance at December 28, 2024	196,706	$ 20	$ 1,442,958	$ (218,951)	$ (41,656)	$ 1,182,371

The Notes to Consolidated Financial Statements are an integral part of these statements.

1. BASIS OF PRESENTATION

The accompanying financial statements include the consolidated accounts of Hillman Solutions Corp. and its wholly-owned subsidiaries (collectively “Hillman” or the “Company”). Unless the context requires otherwise, references to "Hillman," "we," "us," "our," or "our Company" refer to Hillman Solutions Corp. and its wholly-owned subsidiaries. The Consolidated Financial Statements included herein have been prepared in accordance with accounting standards generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated. References to 2024, 2023, and 2022 are for fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively. Certain amounts in the prior year presentation were reclassified to conform to the current year’s presentation.

"Hillman Solutions Corp.," "HMan Group Holdings Inc.," and "The Hillman Companies, Inc." are holding companies with no other operations, cash flows, material assets or liabilities other than the equity interests in "The Hillman Group, Inc.," which is the borrower under our credit facility.

The Company has a 52-53 week fiscal year ending on the last Saturday in December. In a 52 week fiscal year, each of the Company’s quarterly periods will consist of 13 weeks. The additional week in a 53 week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. In 2024 and 2023, the Company had a 52 week fiscal year, whereas in 2022, the Company had its first 53 week fiscal year.

Nature of Operations:

The Company is comprised of three separate operating business segments: (1) Hardware and Protective Solutions, (2) Robotics and Digital Solutions, and (3) Canada.

Hillman provides and, on a limited basis, produces products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; personal protective equipment such as gloves and eye-wear; rope and chain; builder's hardware; and identification items, such as tags and letters, numbers, and signs, to retail outlets, primarily hardware stores, home centers and mass merchants, pet supply stores, grocery stores, and drug stores. The Canada segment also produces fasteners, stampings, fittings, and processes threaded parts for automotive suppliers, industrial Original Equipment Manufacturers (“OEMs”), and industrial distributors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents consist of commercial paper, U.S. Treasury obligations, and other liquid securities purchased with initial maturities less than 90 days and are stated at cost which approximates fair value. The Company has foreign bank balances of approximately $25,647 and $12,695 at December 28, 2024 and December 30, 2023, respectively. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances.

Restricted Investments:

The Company's restricted investments are trading securities carried at fair market value which represent assets held in a Rabbi Trust to fund deferred compensation liabilities owed to the Company's employees. The current portion of the investments is included in other current assets and the long term portion in other assets on the accompanying Consolidated Balance Sheets. See Note 9 - Deferred Compensation Plan for additional information.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company establishes the allowance for doubtful accounts by considering historical losses, adjusted to take into account current market conditions. The estimates for calculating the aggregate reserve are based on the financial condition of the customers, the length of time receivables are past due, historical collection experience, current economic trends, and reasonably supported forecasts. Increases to the allowance for doubtful accounts result in a corresponding expense. The Company writes off individual accounts receivable when collection becomes improbable. The allowance for doubtful accounts was $2,827 and $2,770 as of December 28, 2024 and December 30, 2023, respectively.

In the years ended December 28, 2024 and December 30, 2023, the Company entered into agreements to sell, on an ongoing basis and without recourse, certain trade accounts receivable. The buyer is responsible for servicing the receivables. The sale of the receivables is accounted for in accordance with Financial Accounting Standards Board ("FASB") ASC 860, Transfers and Servicing. Under that guidance, receivables are considered sold when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the receivables, and the Company has surrendered control over the transferred receivables. The Company has received proceeds from the sales of trade accounts receivable of approximately $286,243, $299,169 and $374,105 for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively, and has included the proceeds in net cash provided by operating activities in the Consolidated Statements of Cash Flows. Related to the sale of accounts receivable, the Company recorded losses of approximately $5,840, $6,313 and $4,432 for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

Inventories:

Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method, which approximates the first-in-first-out "FIFO" method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle.

Property and Equipment:

Property and equipment are carried at cost and include expenditures for new facilities and major renewals. For financial accounting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally 3 to 15 years. Assets acquired under finance leases are depreciated over the terms of the related leases. Maintenance and repairs are charged to expense as incurred. The Company capitalizes certain costs that are directly associated with the development of internally developed software related to our key and engraving machines, representing the historical cost of these assets. Once the software is completed and placed into service, such costs are amortized over the estimated useful lives. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and the resulting gain or loss is reflected in income from operations.

Property and equipment, net, consists of the following at December 28, 2024 and December 30, 2023:

	Useful Life (Years)	2024	2023
Leasehold improvements	life of lease	$ 29,145	$ 28,026
Machinery and equipment	3 - 10	481,418	420,921
Computer equipment and software	3 - 5	73,203	70,356
Furniture and fixtures	6 - 8	12,506	12,396
Construction in process		4,052	2,729
Property and equipment, gross		600,324	534,428
Less: Accumulated depreciation		376,150	333,875
Property and equipment, net		$ 224,174	$ 200,553

Goodwill:

The Company has adopted ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the goodwill impairment test and instead requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If, after assessing the totality of events or circumstances, the Company determines that the fair value of a reporting unit is less than the carrying value, then the Company would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

The Company's annual impairment assessment is performed for its reporting units as of October 1st. With the assistance of an independent third-party specialist, management assessed the value the of the reporting units based on a discounted cash flow model and multiple of earnings. Assumptions critical to our fair value estimates

under the discounted cash flow model include the discount rate and projected net sales and EBITDA growth rates. The results of the quantitative assessment in 2024, 2023, and 2022 indicated that the fair value of each reporting unit was in excess of its carrying value. Therefore goodwill was not impaired as of our annual testing dates.

Goodwill amounts by reportable segment are summarized as follows:

	Goodwill at December 30, 2023	Acquisitions	Disposals	Other[(1)]	Goodwill at December 28, 2024
Hardware and Protective Solutions	$ 575,298	$ 6,568	$ —	$ (679)	$ 581,187
Robotics and Digital Solutions	220,936	—	—	—	220,936
Canada	28,808	—	—	(2,378)	26,430
Total	$ 825,042	$ 6,568	$ —	$ (3,057)	$ 828,553

(1) The "Other" change to goodwill relates to adjustments resulting from fluctuations in foreign currency exchange rates for the Canada and Mexico reporting units.

Intangible Assets:

Intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. With the exception of certain trade names, intangible assets are amortized on a straight-line basis over periods ranging from 5 to 20 years, representing the period over which the Company expects to receive future economic benefits from these assets.

Other intangibles, net, as of December 28, 2024 and December 30, 2023 consist of the following:

	Life (Years)	December 28, 2024	December 30, 2023
Customer relationships	13 - 20	$ 954,888	$ 944,713
Trademarks - indefinite	Indefinite	84,883	85,520
Trademarks - other	2 - 15	29,549	31,665
Technology and patents	1 - 12	66,937	64,186
Intangible assets, gross		1,136,257	1,126,084
Less: Accumulated amortization		530,398	470,791
Intangible assets, net		$ 605,859	$ 655,293

Estimated annual amortization expense for intangible assets subject to amortization at December 28, 2024 for the next five fiscal years is as follows:

Fiscal Year Ended	Amortization Expense
2025	$ 60,806
2026	56,339
2027	53,506
2028	52,740
2029	51,830
Thereafter	245,755

The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually or more frequently if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. With the assistance of an independent third-party specialist, management assessed the fair value of our indefinite-lived intangible assets based on a relief from royalties model. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date as of October 1st. No impairment charges related to indefinite-lived intangible assets were recorded by the Company in 2024, 2023, or 2022 as a result of the quantitative annual impairment test.

Long-Lived Assets:

Long-lived assets, such as property and equipment and definite-lived intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

During fiscal 2023, the Company performed an impairment assessment on certain intangible assets. In the fourth quarter of 2023, we evaluated a specific product line and decided to exit certain retail locations and markets, which reduced the future cash flows from this product line and impacted the lower of cost or net realizable value of inventory. As a result, the Company recognized an impairment charge of $19.6 million during the fourth quarter of 2023 to write down the carrying values of intangible assets to their fair value. The Impairment charge was split between the following asset categories: $15.6 million for customer relationships, $2.2 million for technology and patents, and $1.7 million for trademarks - other. The impairment charge is included in other expense (income), net in the accompanying consolidated statements of comprehensive income (loss).

No other impairment charges were recorded in 2024, 2023, or 2022. Approximately 96% of the Company's long-lived assets are held within the United States.

Income Taxes:

Deferred income taxes are computed using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for tax benefits where management estimates it is more likely than not that certain tax benefits will not be realized. Adjustments to valuation allowances are recorded for changes in utilization of the tax-related item. See Note 6 - Income Taxes for additional information.

In accordance with guidance regarding the accounting for uncertainty in income taxes, the Company recognizes a tax position if, based solely on its technical merits, it is more likely than not to be sustained upon examination by the relevant taxing authority. If a tax position does not meet the more likely than not recognition threshold, the Company does not recognize the benefit of that position in its Consolidated Financial Statements. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the Consolidated Financial Statements.

Interest and penalties related to income taxes are included in income tax expense for income taxes.

Contingent Consideration:

Contingent consideration relates to the potential payment for an acquisition that is contingent upon the achievement of the acquired business meeting certain product development milestones and/or certain financial performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred. The estimated fair value of the contingent consideration was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The assumptions utilized in the calculation based on financial performance milestones include projected revenue, volatility and discount rates. For potential payments related to product development milestones, we estimated the fair value based on the probability of achievement of such milestones. The assumptions utilized in the calculation of the acquisition date fair value include probability of success and the discount rates. Contingent consideration involves certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

Risk Insurance Reserves:

The Company self-insures our general liability including products liability, automotive liability, and workers' compensation losses up to $500 per occurrence. Our policy is to estimate reserves based upon a number of factors, including known claims, estimated incurred but not reported claims, and third-party actuarial analysis. The third-party actuarial analysis is based on historical information along with certain assumptions about future events. These reserves are classified as other current and other long-term liabilities within the balance sheets.

The Company self-insures our group health claims up to an annual stop loss limit of $300 per participant. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves.

Retirement Benefits:

Certain employees of the Company are covered under a profit-sharing and retirement savings plan. The plan provides for a matching contribution for eligible employees of 50% of each dollar contributed by the employee up to 6% of the employee's compensation. In addition, the plan allows for an optional annual contribution in amounts authorized by the Board of Directors, subject to the terms and conditions of the plan.

Hillman Canada sponsors a Deferred Profit Sharing Plan (“DPSP”) and a Group Registered Retirement Savings Plan (“RRSP”) for all qualified, full-time employees, with at least three months of continuous service. DPSP is an employer-sponsored profit sharing plan registered as a trust with the Canada Revenue Agency (“CRA”). Employees do not contribute to the DPSP. There is no minimum required contribution; however, DPSPs are subject to maximum contribution limits set by the CRA. The DPSP is offered in conjunction with a RRSP. All eligible employees may contribute an additional voluntary amount of up to eight percent of the employee's gross earnings. Hillman Canada is required to match 100% of all employee contributions up to 2% of the employee's compensation into the DPSP account. The assets of the RRSP are held separately from those of Hillman Canada in independently administered funds.

Retirement benefit costs were $4,832, $4,315, and $4,055 in the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

Revenue Recognition:

Revenue is recognized when control of goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

The Company offers a variety of sales incentives to its customers primarily in the form of discounts and rebates. Discounts are recognized in the Consolidated Financial Statements at the date of the related sale. Rebates are based on the revenue to date and the contractual rebate percentage to be paid. A portion of the cost of the rebate is allocated to each underlying sales transaction. Discounts and rebates are included in the determination of net sales.

The Company also establishes a reserve for customer returns and allowances. The reserve is established based on historical rates of returns and allowances. The reserve is adjusted quarterly based on actual experience. Discounts and allowances are included in the determination of net sales.

The following table disaggregates our revenue by product category. Certain amounts in the prior year presentation between segments were reclassified to conform to the current year’s presentation.

	Hardware and Protective Solutions		Robotics and Digital Solutions		Canada		Total Revenue
Year Ended December 28, 2024							
Fastening and Hardware	$	868,899	$	—	$	133,968	$	1,002,867
Personal Protective		225,478		—		4,447		229,925
Keys and Key Accessories		—		182,253		9,446		191,699
Engraving and Resharp		—		48,064		40		48,104
Consolidated	$	1,094,377	$	230,317	$	147,901	$	1,472,595
Year Ended December 30, 2023								
Fastening and Hardware	$	865,212	$	—	$	140,699	$	1,005,911
Personal Protective		209,407		—		6,997		216,404
Keys and Key Accessories		—		193,212		8,711		201,923
Engraving and Resharp		—		52,188		51		52,239
Consolidated	$	1,074,619	$	245,400	$	156,458	$	1,476,477
Year Ended December 31, 2022								
Fastening and Hardware	$	834,210	$	—	$	155,362	$	989,572
Personal Protective		234,524		—		8,926		243,450
Keys and Key Accessories		—		189,364		7,625		196,989
Engraving and Resharp		—		56,269		48		56,317
Consolidated	$	1,068,734	$	245,633	$	171,961	$	1,486,328

The following table disaggregates our revenue by geographic location:

		Hardware and Protective Solutions		Robotics and Digital Solutions		Canada		Total Revenue
Year Ended December 28, 2024								
United States	$	1,076,602	$	230,317	$	—	$	1,306,919
Canada		—		—		147,901		147,901
Mexico		17,775		—		—		17,775
Consolidated	$	1,094,377	$	230,317	$	147,901	$	1,472,595
Year Ended December 30, 2023								
United States	$	1,062,045	$	245,400	$	—	$	1,307,445
Canada		—		—		156,458		156,458
Mexico		12,574		—		—		12,574
Consolidated	$	1,074,619	$	245,400	$	156,458	$	1,476,477
Year Ended December 31, 2022								
United States	$	1,054,831	$	245,633	$	—	$	1,300,464
Canada		—		—		171,961		171,961
Mexico		13,903		—		—		13,903
Consolidated	$	1,068,734	$	245,633	$	171,961	$	1,486,328

Our revenue by geography is allocated based on the location of our sales operations.

Hardware and Protective Solutions revenues consist primarily of the delivery of fasteners, anchors, specialty fastening products, rope and chain, and personal protective equipment such as gloves and eye-wear as well as in-store merchandising services for the related product category.

Robotics and Digital Solutions revenues consist primarily of sales of keys and identification tags through self-service key duplication and engraving kiosks. It also includes our associate-assisted key duplication systems and key accessories.

Canada revenues consist primarily of the delivery to Canadian customers of fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, personal protective equipment, and identification items as well as in-store merchandising services for the related product category.

The Company's performance obligations under its arrangements with customers are providing products, in-store merchandising services, and access to key duplicating and engraving equipment. Generally, the price of the merchandising services and the access to the key duplicating and engraving equipment is included in the price of the related products. Control of products is transferred at the point in time when the customer accepts the goods, which occurs upon delivery of the products. Judgment is required in determining the time at which to recognize revenue for the in-store services and the access to key duplicating and engraving equipment. Revenue is recognized for in-store service and access to key duplicating and engraving equipment as the related products are delivered, which approximates a time-based recognition pattern. Therefore, the entire amount of consideration related to the sale of products, in-store merchandising services, and access to key duplicating and engraving equipment is recognized upon the delivery of the products.

The costs to obtain a contract are insignificant, and generally contract terms do not extend beyond one year. Therefore, these costs are expensed as incurred. Freight and shipping costs and the cost of our in-store merchandising services teams are recognized in selling, warehouse, general, and administrative expense when control over products is transferred to the customer.

The Company used the practical expedient regarding the existence of a significant financing component as payments are due in less than one year after delivery of the products.

Shipping and Handling:

The costs incurred to ship product to customers, including freight and handling expenses, are included in selling, warehouse, general, and administrative ("SG&A") expenses on the Company's Consolidated Statements of Comprehensive Income (Loss).

Shipping and handling costs were $53,438, $53,288, and $59,911 in the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

Research and Development:

The Company expenses research and development costs, which are included in selling, warehouse, general, and administrative ("SG&A") expenses on the Company's Consolidated Statements of Comprehensive Income (Loss) consisting primarily of internal wages and benefits in connection with improvements to the fastening products along with the key duplicating and engraving machines. The Company's research and development costs were $1,333, $2,562, and $2,349 in the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

Stock-Based Compensation:

2021 Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") became effective on July 14, 2021, in which 1,140,754 shares of common stock were available for issuance under the ESPP. Under the ESPP, eligible employees are granted options to purchase shares of common stock at 85% of the fair market value at the time of exercise. The option period commences on the first payroll date in January, April, July, and October of each year and ends approximately three months later on the last business day in March, June, September or December. No employee may be granted an option under the Plan if, immediately after the option is granted, the employee would own stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company. The first option period began on January 1, 2022 and the first purchase was made in April of 2022.

2021 Equity Incentive Plan

Effective July 14, 2021, the Company established the 2021 Equity Incentive Plan. Under the 2021 Equity Incentive Plan, the Company may grant options, stock appreciation rights, restricted stock, and other stock-based awards.

Hillman reflects the options granted in accordance with Accounting Standards Codification 718, Compensation - Stock Compensation ("ASC 718"). The Company uses a Black-Scholes option pricing model to determine the fair value of stock options on the dates of grant. The Black-Scholes pricing model requires various assumptions, including expected term, which is based on our historical experience and expected volatility which is estimated based on the average historical volatility of similar entities with publicly traded shares. The Company also makes assumptions regarding the risk-free interest rate and the expected dividend yield. The risk-free interest rate is based on the U.S. Treasury interest rate whose term is consistent with the expected term of the share-based award. The dividend yield on our common stock is assumed to be zero since we do not pay dividends and have no current plans to do so in the future. Determining the fair value of stock options at the grant date requires judgment, including estimates for the expected life of the share-based award, stock price volatility, dividend yield, and interest rate. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

HMAN Group Holdings Inc. 2014 Equity Incentive Plan

Prior to 2021, the Company had a stock-based employee compensation plan pursuant to which the Company granted options, stock appreciation rights, restricted stock, and other stock-based awards. Hillman reflects the options granted in its stand-alone Consolidated Financial Statements in accordance with Accounting Standards Codification 718, Compensation — Stock Compensation (“ASC 718”). The Company used a Black-Scholes option pricing model to determine the fair value of stock options on the dates of grant. The Black-Scholes pricing model requires various assumptions, including expected term, which is based on our historical experience and expected volatility which is estimated based on the average historical volatility of similar entities. The Company also made assumptions regarding the risk-free interest rate and the expected dividend yield. The risk-free interest rate is based on the U.S. Treasury interest rate whose term is consistent with the expected term of the share-based award. The dividend yield on our common stock is assumed to be zero since we have not historically paid dividends on these awards and have no current plans to do so in the future. Determining the fair value of stock options at the grant date requires judgment, including estimates for the expected life of the share-based award, stock price volatility, dividend yield, and interest rate. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

Stock-based compensation expense is recognized using a fair value based recognition method. Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite vesting period or performance period of the award on a straight-line basis. The stock-based compensation expense is recorded in selling, warehouse, general and administrative expenses. The plans are more fully described in Note 11 - Stock-Based Compensation.

Fair Value of Financial Instruments:

The Company uses the accounting guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. Whenever possible, quoted prices in active markets are used to determine the fair value of the Company's financial instruments.

Derivatives and Hedging:

The Company uses derivative financial instruments to manage its exposures to (1) interest rate fluctuations on its floating rate senior term loan and (2) fluctuations in foreign currency exchange rates. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. The Company enters into derivative instrument transactions with financial institutions acting as the counter-party. The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.

The relationships between hedging instruments and hedged items are formally documented, in addition to the risk management objective and strategy for each hedge transaction. For interest rate swaps, the notional amounts, rates, and maturities of our interest rate swaps are closely matched to the related terms of hedged debt obligations. The critical terms of the interest rate swap are matched to the critical terms of the underlying hedged item to determine whether the derivatives used for hedging transactions are highly effective in offsetting changes in the cash flows of the underlying hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the hedge accounting is discontinued and all subsequent derivative gains and losses are recognized in the Statement of Comprehensive Income (Loss).

Derivative instruments designated in hedging relationships that mitigate exposure to the variability in future cash flows of the variable-rate debt and foreign currency exchange rates are considered cash flow hedges. The Company records all derivative instruments in other assets or other liabilities on the Consolidated Balance Sheets at their fair values. If the derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income or loss. The change in fair value for instruments not qualifying for hedge accounting are recognized in the Statement of Comprehensive Income (Loss) in the period of the change. See Note 13 - Derivatives and Hedging for additional information.

Translation of Foreign Currencies:

The translation of the Company's Canadian and Mexican local currency based financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Use of Estimates in the Preparation of Financial Statements:

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses for the reporting period. Actual results may differ from these estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2022, the FASB issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50) to enhance the transparency of supplier finance programs. The amendments in this update apply to all entities that use supplier finance programs in connection with the purchase of goods and services. Supplier finance programs include reverse factoring, payables finance, or structured payables arrangements that allow a buyer to offer its suppliers the option for access to payment in advance of an invoice due date. The amendments in this update require that a buyer in a supplier finance program disclose sufficient information about the program including the program’s nature and activity during the period, changes from period to period, and potential magnitude as well as disclosure of the qualitative and quantitative information about its supplier finance programs. The amendments in this update are effective for fiscal years beginning after December 15, 2022 and should be applied retrospectively to each period in which a balance sheet is presented. The amendment on roll forward information is effective for fiscal years beginning after December 15, 2023, which should be applied prospectively. The Company has evaluated the impact provided by the new standard and the standard did not have a material impact on its financial statements.

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assists in assessing potential future cash flows. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 and should be applied retrospectively to all prior periods presented. The Company has adopted the new standard in this Form 10-K, see Note 18 - Segment Reporting and Geographic Information for more information.

On December 14, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The amendments on Income Tax Disclosures are effective for fiscal years beginning after December 15, 2024, and should be applied retrospectively to all prior periods presented. The Company is currently evaluating the impact provided by the new standard.

On November 4, 2024, the FASB issued ASU 2023-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU mandates that public business entities provide detailed disclosures in the notes to their financial statements, breaking down certain expense categories presented on the income statement into specified natural expense components. This enhanced disclosure aims to provide investors with more detailed information about the types of expenses included in commonly presented expense captions, such as cost of sales, selling, general, and administrative expenses (SG&A), and research and development. The amendments introduced by ASU 2024-03 are effective for public business entities for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact provided by the new standard.

4. RELATED PARTY TRANSACTIONS

Hillman, Jefferies Financial Group Inc., certain other financial sponsors, certain CCMP affiliated investors and certain Oak Hill affiliated investors entered into the Amended and Restated Registration Rights Agreement (the "A&R Registration Rights Agreement"), pursuant to which, among other things, the parties to the A&R Registration Rights Agreement agreed not to effect any sale or distribution of any equity securities of Hillman held by any of them during the lock-up period described therein and were granted certain registration rights with respect to their respective shares of Hillman common stock, in each case, on the terms and subject to the conditions therein. Richard Zannino and Joe Scharfenberger, both partners at CCMP, were members of our Board at the time Hillman entered into the A&R Registration Rights Agreement. Mr. Zannino and Mr. Scharfenberger each resigned from the Hillman Board in May 2023 following CCMP's complete exit of its investment in Hillman during the second quarter of 2023. Another director, Teresa Gendron, was the CFO of Jefferies Financial Group Inc. until March 2023. Additionally, Oak Hill owned in excess of 5% of the Company's outstanding securities at certain times in fiscal 2022.

Gregory Mann and Gabrielle Mann are employed by Hillman. Hillman leased an industrial warehouse and office facility from companies under the control of the Manns. Rental expense for the lease of this facility was $205 for the year ended December 31, 2022. The building was sold to a third party in 2022 and is an arm's length transaction from the date of sale forward.

Sales to related parties, which are included in net sales, consist primarily of the sale of excess inventory to Ollie's Bargain Outlet Holdings, Inc. ("Ollie's"). John Swygert, Executive Chairman of Ollie's since 2025, and before that President and Chief Executive Officer of Ollie's, is a member of our Board of Directors. Sales to related parties were $622, $1,583, and $687 for the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

5. ACQUISITIONS

Monkey Hook, LLC

On March 7, 2022, the Company completed its acquisition of the Irvine, California-based Monkey Hook, LLC ("Monkey Hook") for a total purchase price of $2,800, which includes $300 in hold-back that remained payable to the seller as of December 31, 2022. During the first quarter of 2023, the hold-back of $300 was paid to satisfy the full purchase price. Monkey Hook products are designed to hang artwork on drywall where no stud is present. Monkey Hook sells its products throughout North America and its financial results reside in the Company's Hardware and Protective Solutions reportable segment and have been determined to be immaterial for purposes of additional disclosure.

Ajustlock

On December 5, 2023, the Company completed its acquisition of Ajustlock, an innovative adjustable barrel bolt lock used on gates, doors or windows which self-adjusts vertically to eliminate door shift issues, for a total purchase price of $1,400, which includes a $100 hold-back payable to the seller due one year after closing. During the fourth quarter of 2024, the remaining hold-back of $54, which reflects the balance owed to Ajustlock after deducting certain amounts owed by Ajustlock to the Company, was paid to satisfy the full purchase price. Ajustlock sells its products throughout North America and its financial results reside in the Company's Hardware and Protective Solutions reportable segment and have been determined to be immaterial for purposes of additional disclosure.

Koch Industries, Inc.

On January 11, 2024, the Company completed the acquisition of Koch Industries, Inc. ("Koch"), a premier provider and merchandiser of rope and twine, chain and wire rope, and related hardware products for a total purchase price of $23,783. In the second quarter of 2024, the Company had a final net working capital adjustment of $173, which reduced goodwill and the purchase price of the acquisition from an estimated $23,956 at closing in the first quarter of 2024 to $23,783. Koch has business operations throughout North America and its financial results reside in the Company's Hardware and Protective Solutions reportable segment.

The following table reconciles the fair value of the acquired assets and assumed liabilities to the total purchase price of Koch.

Inventory	$	20,194
Other current assets		275
Property and equipment		586
Goodwill		3,048
Customer relationships		4,000
Trade names		300
Total assets acquired	$	28,403
Less:		
Liabilities assumed		(4,620)
Total purchase price	$	23,783

Net sales and operating income from Koch included in the Company's Condensed Consolidated Statement of Comprehensive Income (Loss) for the year ended December 28, 2024 were as follows:

		Year Ended December 28, 2024
Net sales	$	39,888
Operating income		3,279

Pro forma financial information has not been presented for Koch as the financial results of Koch were insignificant to the financial results of the Company on a standalone basis.

Intex DIY, Inc.

On August 23, 2024, the Company completed the acquisition of Intex DIY, Inc. ("Intex"), a leading supplier of wiping cloths, consumable rags, and cleaning textiles for a total purchase price of $34,064. This acquisition expands Hillman's offerings in the cleaning products category. Intex has business operations throughout North America and its financial results reside in the Company's Hardware and Protective Solutions reportable segment.

The following table reconciles the preliminary fair value of the acquired assets and assumed liabilities to the total purchase price of Intex.

Accounts receivable	$	11,981
Inventory		14,795
Other current assets		26
Property and equipment		949
Goodwill		3,520
Customer relationships		9,400
Trade names		104
Total assets acquired	$	40,775
Less:		
Liabilities assumed		(6,711)
Total purchase price	$	34,064

Net sales and operating income from Intex included in the Company's Condensed Consolidated Statement of Comprehensive Income (Loss) for the year ended December 28, 2024 were as follows:

	Year Ended December 28, 2024
Net sales	$ 21,075
Operating income	2,037

Pro forma financial information has not been presented for Intex as the financial results of Intex were insignificant to the financial results of the Company on a standalone basis.

6. INCOME TAXES

Income (loss) before income taxes are comprised of the following components for the periods indicated:

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
United States based operations	$ 18,066	$ (17,902)	$ (32,817)
Non-United States based operations	8,486	10,520	18,150
Income (loss) before income taxes	$ 26,552	$ (7,382)	$ (14,667)

Below are the components of the Company's income tax expense (benefit) for the periods indicated:

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Current:			
Federal & State	$ 9,193	$ 4,713	$ 1,838
Foreign	3,206	2,642	177
Total current	12,399	7,355	2,015
Deferred:			
Federal & State	(1,925)	(5,059)	(4,648)
Foreign	(1,177)	(38)	4,406
Total deferred	(3,102)	(5,097)	(242)
Valuation allowance	—	(51)	(4)
Income tax expense (benefit)	$ 9,297	$ 2,207	$ 1,769

The Company has U.S. federal net operating loss (“NOL”) carryforwards totaling $3,861 as of December 28, 2024 that are available to offset future taxable income. All of the remaining U.S. federal NOLs were acquired with the MinuteKey purchase in 2018. The MinuteKey NOLs are subject to limitation under IRC §382 from current and prior ownership changes. Management anticipates utilizing all remaining U.S. federal NOLs evenly through 2032 in accordance with the IRC §382 limitation.

The Company has state NOL carryforwards with an aggregate tax benefit of $1,666 which expire from 2025 to 2043.

The table below reflects the significant components of the Company's net deferred tax assets and liabilities at December 28, 2024 and December 30, 2023:

	December 28, 2024	December 30, 2023
	Non-current	Non-current
Deferred Tax Asset:		
Inventory	$ 22,852	$ 21,807
Bad debt and other sales related reserves	2,253	1,918
Casualty loss reserve	517	651
Accrued bonus / deferred compensation	11,849	9,628
Interest limitation	20,266	26,247
Lease liabilities	24,735	25,690
Transaction costs	1,474	1,536
Deferred financing fees	821	949
Federal / foreign net operating loss	811	7,363
State net operating loss	1,666	2,411
Tax credit carryforwards	82	1,219
All other	5,826	2,723
Gross deferred tax assets	93,152	102,142
Valuation allowance for deferred tax assets	(292)	(292)
Net deferred tax assets	$ 92,860	$ 101,850
Deferred Tax Liability:		
Intangible asset amortization	$ 165,976	$ 178,025
Property and equipment	27,696	29,875
Lease assets	22,981	23,903
Derivative security value	818	1,599
Deferred tax liabilities	$ 217,471	$ 233,402
Net deferred tax liability	$ 124,611	$ 131,552

Realization of the net deferred tax assets is dependent on the reversal of deferred tax liabilities. Although realization is not assured, management estimates it is more likely than not that the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

Historically, the Company considered the undistributed earnings of its foreign subsidiaries to be indefinitely reinvested based on access to sufficient liquidity within the United States, as well as plans for use and investment outside of the United States. In 2023, the Company reevaluated its assertion and determined it no longer intends to indefinitely reinvest its non-U.S. undistributed earnings. In 2024, the Company recorded withholding tax expense of $559. A portion of the withholding tax expense is attributable to undistributed earnings from our Canadian subsidiary. We've recorded a liability for the undistributed amount of $435 as of the end of the 2024 fiscal year. At the end of the fiscal 2023 period, the Company did not record a liability for undistributed earnings as all amounts were distributed by the end of the period. In 2023, the Company repatriated funds from its Canadian subsidiary and recorded an associated withholding tax expense of $1,484.

Below is a reconciliation of statutory income tax rates to the effective income tax rates for the periods indicated:

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
Non-U.S. taxes	2.0 %	(12.5) %	(7.1)%
State and local income taxes, net of U.S. federal income tax benefit	3.9 %	0.2 %	2.9 %
Adjustment for change in tax law	— %	— %	5.4 %
Acquisition and related transaction costs	— %	(3.8) %	(2.7)%
Meals & entertainment	0.9 %	(2.7)%	(0.1)%
Withholding taxes	2.1 %	(20.1)%	— %
Impact of foreign currency	— %	3.3 %	— %
Global Intangible Low-Taxed Income ("GILTI")	— %	— %	(24.4)%
Reconciliation of tax provision to return	(3.3)%	(1.4) %	(0.2)%
Non-deductible compensation	8.3 %	(13.3) %	(6.4)%
Reconciliation of other adjustments	0.1 %	(0.6) %	(0.5)%
Effective income tax rate	35.0 %	(29.9) %	(12.1)%

The Company's reserve for unrecognized tax benefits remains unchanged for the year ended December 28, 2024. A balance of $1,101 of unrecognized tax benefit is shown in the financial statements at December 28, 2024 as a non-current liability. As of December 30, 2023, the unrecognized tax benefit was shown in the financial statements as a reduction of the deferred tax asset for the Company's NOL carryforward. During 2024, the Company utilized its available unlimited NOLs and began paying Federal cash taxes to the U.S. government. As a result, the Company reclassified the unrecognized tax benefit to a non-current liability in the financial statements. The Company recognizes accrued interest and penalties of $99 and $0 related to unrecognized tax benefits as income tax expense for the 2024 and 2023 periods, respectively.

The following is a summary of the changes for the periods indicated below:

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Unrecognized tax benefits - beginning balance	$ 1,101	$ 1,101	$ 1,101
Gross increases - tax positions in current period	—	—	—
Gross increases - tax positions in prior period	—	—	—
Gross decreases - tax positions in prior period	—	—	—
Unrecognized tax benefits - ending balance	$ 1,101	$ 1,101	$ 1,101
Amount of unrecognized tax benefit that, if recognized would affect the Company's effective tax rate	$ 1,101	$ 1,101	$ 1,101

The Company files a consolidated income tax return in the U.S. and numerous consolidated and separate income tax returns in various states and foreign jurisdictions. There are no significant audits for the period ended December 28, 2024. In general, our income tax returns for the years from 2008 through the current year remain open to examination by federal and state taxing authorities. In addition, our tax years of 2015 through current year remain open and subject to examination by tax authorities in certain foreign jurisdictions in which we have operations.

7. LONG-TERM DEBT

The following table summarizes the Company's debt:

	December 28, 2024	December 30, 2023
Revolving loans	$ 62,000	$ —
Senior Term Loan, due 2028	645,470	751,852
Finance leases & other obligations	11,085	9,097
	$ 718,555	$ 760,949
Unamortized discount on Senior Term Loan	(2,940)	(4,087)
Current portion of long term debt and finance leases	(12,975)	(9,952)
Deferred financing fees	(10,914)	(15,202)
Total long term debt, net	$ 691,726	$ 731,708

Revolving Loans and Term Loans

As of December 28, 2024, the ABL Revolver had an outstanding balance of $62.0 million, and had outstanding letters of credit of $41.6 million. The Company has $188.7 million of available borrowings under the revolving credit facility as a source of liquidity as of December 28, 2024 based on the customary asset-backed loan borrowing base and availability provisions.

In October 2024 and August 2023, the Company made a $100.0 million and $80.0 million prepayment against the outstanding term loan balance without payment of a premium or penalty, respectfully.

On July 29, 2022, the Company amended the asset-based revolving credit agreement (the "ABL Revolver") with Barclays Bank PLC, as administrative agent, and the lenders and other parties thereto (the "ABL Credit Agreement"), increasing the aggregate commitments thereunder to $375.0 million and extended the maturity. Portions of the ABL Agreement are separately available for borrowing by the Company's United States subsidiary and Canadian subsidiary for $325.0 million and $50.0 million, respectively. The interest rate for the ABL Revolver is, at the discretion of the Company, adjusted SOFR (or a Canadian banker's acceptance rate in the case of Canadian Dollar loans) plus a margin varying from 1.25% to 1.75% per annum based on availability or an alternate base rate (or a Canadian prime rate or alternate base rate in the case of Canadian Dollar loans), plus a margin varying from 0.25% to 0.75% per annum based on availability, plus a 0.10% credit spread adjustment. The stated maturity date of the revolving credit commitments under the ABL Credit Agreement is July 29, 2027. The loans and other amounts outstanding under the ABL Credit Agreement and related documents are guaranteed by Hillman Solutions Corp., and, subject to certain exceptions, the Borrower's wholly-owned domestic subsidiaries and are secured by substantially all of the Borrower's and the guarantors' assets plus, solely in the case of the Canadian Borrower, its and its wholly-owned Canadian subsidiary's assets, which is guaranteed by the Canadian portion under the ABL Credit Agreement.

2023 Conversion of Debt from LIBOR Interest Rate to SOFR Interest Rate

The Company's debt instruments are subject to interest rate adjustments that were initially based on the London Interbank Offered Rate ("LIBOR"). However, due to the discontinuation of LIBOR as a benchmark rate and the industry's transition to the Secured Overnight Financing Rate (SOFR), the Company has undertaken the necessary steps to convert its debt from LIBOR interest rate to SOFR interest rate. On June 30, 2023, the Company amended the term loan credit agreement to change the benchmark rate from LIBOR to SOFR.

The interest rate for the term loan is, at the discretion of the Company, (i) term SOFR plus a margin varying from 2.50% to 2.75% per annum based on leverage, plus a credit spread adjustment varying between 0.11% to 0.43%, depending on the SOFR tenor selected; or (ii) an alternate base rate plus a margin varying from 1.50% to 1.75% per annum based on leverage.

2024 Conversion of Debt from CDOR Interest Rate to CORRA Interest Rate

Though the Company currently does not have any Canadian obligations outstanding on the ABL Revolver, the Company entered into Amendment No. 5 to the ABL Revolver on June 27, 2024 to transition its benchmark interest rate for Canadian borrowings from the Canadian Dollar Offered Rate ("CDOR") to the Term Canadian Overnight

Repo Rate Average ("CORRA"). The amendment and transition was due to the discontinuation of CDOR on June 30, 2024. The foregoing descriptions of Amendment No. 5 to the ABL Revolver do not purport to be complete and is qualified in its entirety by the terms and conditions of Amendment No. 5 to the ABL Revolver and the Amended and Restated ABL Credit Agreement.

2024 Repricing

On March 26, 2024, the Company entered into a Repricing Amendment (2024 Repricing Amendment) on its existing Senior Term Loan due July 14, 2028. The 2024 Repricing Amendment (i) reduces the interest rate per annum applicable to the Term Loan outstanding from SOFR plus a margin varying from 2.5% to 2.75% plus a Credit Spread Adjustment ("CSA") varying between 0.11% to 0.43% to SOFR plus a margin varying from 2.25% to 2.50%, without the CSA and (ii) implements a 1% prepayment premium for the existing Term Loan to apply to Repricing Transactions that occur within six months after the effective date of the 2024 Repricing Amendment. In connection with the closing of the 2024 Repricing Amendment, the Company expensed $3,008 consisting of $1,554 of existing fees written off and $1,454 in new fees expensed. The Company capitalized an additional $33 primarily for the payment of upfront lender fees (original issue discount).

The aggregate minimum principal maturities of the long-term debt obligations for each of the five years following December 28, 2024 are as follows:

Year	Amount
2025	$ 9,255
2026	8,951
2027	72,788
2028	617,813
2029	—
Thereafter	—
Total	$ 708,807

Note that future finance lease payments were excluded from the maturity schedule above. Refer to Note 8 - Leases.

8. LEASES

Lessee

The Company determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both 1) the right to obtain substantially all of the economic benefits from the use of the asset and 2) the right to direct the use of the asset. The Company leases certain distribution center locations, vehicles, forklifts, computer equipment, and its corporate headquarters with expiration dates through 2033. Certain lease arrangements include escalating rent payments and options to extend the lease term. Expected lease terms include these options to extend or terminate the lease when it is reasonably certain the Company will exercise the option. The Company's leasing arrangements do not contain material residual value guarantees nor material restrictive covenants.

The components of operating and finance lease costs for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 were as follows:

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Operating lease costs	$ 21,821	$ 21,451	$ 19,670
Short term lease costs	3,164	5,534	6,960
Variable lease costs	2,732	847	2,028
Finance lease costs:			
Amortization of right of use assets	3,910	2,570	1,563
Interest on lease liabilities	557	285	122

Rent expense is recognized on a straight-line basis over the expected lease term. Rent expense totaled $27,717, $27,832 and $28,658 in the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively. Rent expense includes operating lease cost as well as expense for non-lease components such as common area maintenance, real estate taxes, real estate insurance, variable costs related to our leased vehicles and also short-term rental expenses.

The implicit rate is not determinable in most of the Company's leases, as such management uses the Company's incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The weighted average remaining lease terms and discount rates for all of our operating leases as of December 28, 2024 and December 30, 2023 were as follows:

	December 28, 2024		December 30, 2023	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted average remaining lease term	5.41	3.06	6.33	2.95
Weighted average discount rate	6.70%	5.91%	7.04%	5.38%

Supplemental balance sheet information related to the Company's finance leases as of December 28, 2024 and December 30, 2023:

	December 28, 2024	December 30, 2023
Finance lease assets, net, included in property plant and equipment	$ 9,415	$ 7,166
Current portion of long-term debt	3,720	2,800
Long-term debt, less current portion	6,028	4,512
Total principal payable on finance leases	$ 9,748	$ 7,312

Supplemental cash flow information related to our operating leases was as follows for the years ended December 28, 2024 and December 30, 2023:

	Year Ended December 28, 2024	December 30, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflow from operating leases	$ 21,934	$ 20,614
Operating cash outflow from finance leases	555	267
Financing cash outflow from finance leases	3,682	2,410

As of December 28, 2024, our future minimum rental commitments are immaterial for lease agreements beginning after the current reporting period. Maturities of our lease liabilities for all operating and finance leases are as follows as of December 28, 2024:

	Operating Leases	Finance Leases
Less than one year	$ 22,059	$ 4,197
1 to 2 years	21,358	3,153
2 to 3 years	18,706	1,936
3 to 4 years	16,140	993
4 to 5 years	11,355	368
After 5 years	15,341	23
Total future minimum rental commitments	104,959	10,670
Less - amounts representing interest	(16,635)	(922)
Present value of lease liabilities	$ 88,324	$ 9,748

Lessor

The Company has certain arrangements for key duplication equipment under which we are the lessor. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

9. DEFERRED COMPENSATION PLAN

The Company maintains a deferred compensation plan for key employees (the "Nonqualified Deferred Compensation Plan" or "NQDC"). The NQDC was frozen at the end of fiscal 2021 such that the NQDC does not allow new contributions. The NQDC previously allowed eligible employees to defer up to 25% of salary and commissions and up to 100% of bonuses. Prior to 2021, the Company contributed a matching contribution of 25% on the first $10 of employee deferrals, subject to a five-year vesting schedule.

As of December 28, 2024 and December 30, 2023, the Company's Consolidated Balance Sheets included $796 and $818, respectively, in restricted investments representing the assets held in mutual funds to fund deferred compensation liabilities owed to the Company's current and former employees. The current portion of the restricted investments was $17 and $18 as of December 28, 2024 and December 30, 2023, respectively, and is included in other current assets on the accompanying Consolidated Balance Sheets. The assets held in the NQDC are classified as an investment in trading securities, accordingly, the investments are marked-to-market, see Note 14 - Fair Value Measurements for additional detail.

During the years ended December 28, 2024, December 30, 2023, and December 31, 2022, distributions from the deferred compensation plan aggregated $184, $537, and $228, respectively.

10. EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Common Stock

Hillman Solutions Corp. has one class of common stock.

Accumulated Other Comprehensive Loss

The following is the detail of the change in the Company's accumulated other comprehensive loss from December 25, 2021 to December 28, 2024 including the effect of significant reclassifications out of accumulated other comprehensive loss (net of tax):

		Accumulated Other Comprehensive Loss
Balance at December 25, 2021	$	(27,154)
Other comprehensive income before reclassifications		10,524
Amounts reclassified from other comprehensive income[1]		(4,394)
Net current period other comprehensive income		6,130
Balance at December 31, 2022		(21,024)
Other comprehensive income before reclassifications		8,812
Amounts reclassified from other comprehensive income[2]		(15,608)
Net current period other comprehensive loss		(6,796)
Balance at December 30, 2023		(27,820)
Other comprehensive income before reclassifications		(25,516)
Amounts reclassified from other comprehensive income[3]		11,680
Net current period other comprehensive loss		(13,836)
Balance at December 28, 2024	$	(41,656)

1. During the year ended December 31, 2022, the Company deferred a gain of $22,711, reclassified a gain of $4,394 and a net of tax of $4,631 into other comprehensive loss due to hedging activities. The amounts reclassified out of other comprehensive loss were recorded as interest expense. See Note 13 - Derivatives and Hedging for additional information on the interest rate swaps.
2. For the year ended December 30, 2023, the Company deferred a gain of $125, reclassified a gain of $15,608 including tax expense of $3,886 into other comprehensive loss due to hedging activities. The amounts reclassified out of other comprehensive loss were recorded as interest expense. See Note 13 - Derivatives and Hedging for additional information on the interest rate swaps.
3. For the year ended December 28, 2024 the Company deferred a loss of $8,162, reclassified a loss of $11,680 including tax benefit of $883 into other comprehensive loss due to hedging activities. The amounts reclassified out of other comprehensive loss were recorded as interest expense. See Note 13 - Derivatives and Hedging for additional information on the interest rate swaps.

11. STOCK-BASED COMPENSATION

HMAN Group Holdings Inc. 2014 Equity Incentive Plan

The Company's former parent, HMAN Group Holdings Inc., established the 2014 Equity Incentive Plan (the "Prior Plan") in 2014. The Company merged with a special purpose acquisition corporation on July 14, 2021 and began trading on The Nasdaq Capital Market. At that time, share awards under the Prior Plan were converted and modified to reflect share awards of the Company's common stock. The modification of the vesting criteria of certain performance options resulted in $3,254 of additional compensation expense recognized in the year ended December 31, 2022.

The Company is no longer granting new awards under the 2014 Equity Incentive Plan. Awards previously granted under the 2014 Equity Incentive Plan include options, restricted stock, and other stock-based awards for up to an aggregate of 14,523,510 shares of its common stock.

The following table summarizes the key assumptions used in the valuation model for valuing the Company's stock compensation awards under the 2014 Equity Incentive Plan:

Dividend yield	0%
Risk free interest rate	0.40% - 1.81%
Expected volatility	31.50%
Expected terms	6.25 years

Stock Options

The fair value of stock options is determined at the grant date using the Black-Scholes option pricing model. The time-based stock option awards generally vest evenly over four years from the grant date and performance-based options vest based on specified targets such as Company performance and Company stock price hurdles.

A summary of the stock option activity under the 2014 Equity Inventive Plan for the year ended December 28, 2024 is presented below (share amounts in thousands):

	Number of Shares	Weighted Avg. Exercise Price per Share	Weighted Avg. Remaining Contractual Term
Outstanding at December 30, 2023	11,983	$ 8.09	5.09 years
Granted	—		
Exercised	(1,284)		
Forfeited or expired	(537)		
Outstanding at December 28, 2024	10,162	$ 8.27	4.49 years
Exercisable at December 28, 2024	8,562	$ 8.42	4.72 years

In fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022, 1,284, 77, and 182 options were exercised, respectively.

Stock option compensation expense of $1,546, $3,504, and $8,144 was recognized in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively. As of December 28, 2024, there was $73 of unrecognized compensation expense for unvested common options. The expense will be recognized as a charge to earnings over a weighted average period of approximately 0.08 years.

The total intrinsic value of share options exercised during the years ended 2024, 2023, and 2022 was $3,409, $162, and $893, respectively.

Restricted Stock Awards

The Company granted restricted stock at the grant date fair value of the underlying common stock securities. The restrictions lapse in one quarter increments on each of the three anniversaries of the award date, and one quarter on the completion of the relocation of the recipient to the Cincinnati area or earlier in the event of a change in control. The associated expense is recognized over the service period.

There were no restricted stock award activity under the 2014 Equity Incentive Plan for the years ended December 28, 2024 and December 30, 2023. Restricted stock compensation expense of $346 was recognized in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the fiscal year ended December 31, 2022.

Restricted Stock Units

The Restricted Stock Units ("RSUs") granted to employees for service generally vest after three years, subject to continued employment.

A summary of the restricted stock unit activity under the 2014 Equity Incentive Plan for the year ended December 28, 2024 is presented below (share amounts in thousands):

	Number of Shares	Weighted Avg. Grant Date Fair Value (in whole dollars)
Outstanding at December 30, 2023	199	$ 10.00
Granted	—	
Vested	(199)	
Forfeited or expired	—	
Outstanding at December 28, 2024	—	$ —

Restricted stock unit compensation expense of $55, $582 and $357 was recognized in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

2021 Equity Incentive Plan

Effective July 14, 2021, the Company established the 2021 Equity Incentive Plan. On June 7, 2024, the 2021 Equity Incentive Plan was amended to increase the share reserve by 2,000,000 shares of common stock (the 2021 Equity Incentive Plan as amended is referred to as the “2021 Plan”). Under the 2021 Plan, the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan as of the Effective Date is (i) 9,150,814 shares, plus (ii) the number of shares of Stock underlying awards under the 2014 Equity Incentive Plan that on or after the Effective Date expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefore, and would have become available again for grant under the Prior Plan in accordance with its terms (not to exceed 16,523,510 shares of Stock in the aggregate) (the “Share Pool”).

The following table summarizes the key assumptions used in the valuation model for valuing the Company's stock compensation awards under the 2021 Equity Incentive Plan:

Dividend yield	0%
Risk free interest rate	1.71% - 4.15%
Expected volatility	30.00% - 40.00%
Expected terms	6.25 years

Stock Options

The fair value of stock options is determined at the grant date using the Black-Scholes option pricing model. The time-based stock option awards generally vest evenly over four years from the grant date and performance-based options vest based on specified targets such as Company performance and Company stock price hurdles.

A summary of the stock option activity under the 2021 Equity Inventive Plan for the year ended December 28, 2024 is presented below (share amounts in thousands):

	Number of Shares	Weighted Avg. Exercise Price per Share	Weighted Avg. Remaining Contractual Term
Outstanding at December 30, 2023	1,387	$ 9.39	8.62 years
Granted	528		
Exercised	(48)		
Forfeited or expired	(8)		
Outstanding at December 28, 2024	1,859	$ 9.51	7.75 years
Exercisable at December 28, 2024	479	$ 9.59	7.45 years

In the fiscal year ended December 28, 2024 48 options were exercised and in December 30, 2023 no options were exercised.

Stock option compensation expense of $1,701, $1,124 and $543 was recognized in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively. As of December 28, 2024, there was $3,898 of unrecognized compensation expense for unvested common options. The expense will be recognized as a charge to earnings over a weighted average period of approximately 1.28 years.

The weighted-average grant-date fair value of share options granted during the year ended 2024 was $4.55.

The total intrinsic value of share options exercised during the year ended 2024 was $46.

Restricted Stock Units

The RSUs granted to employees for service generally vest after three years, subject to continued employment. The RSUs granted to non-employee directors generally vest in full on the first anniversary of the grant date or the date of the annual meeting following the grant date, whichever is earlier.

A summary of the restricted stock unit activity under the 2021 Equity Incentive Plan for the year ended December 28, 2024 is presented below (share amounts in thousands):

	Number of Shares	Weighted Avg. Grant Date Fair Value (in whole dollars)
Outstanding at December 30, 2023	2,437	9.11 years
Granted	1,313	
Vested	(81)	
Forfeited or expired	(140)	
Outstanding at December 28, 2024	3,529	9.30 years

Restricted stock unit compensation expense of $9,785, $6,440 and $3,810 was recognized in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively. As of December 28, 2024, there was $14,528 of unrecognized compensation expense for unvested common stock options. The expense will be recognized as a charge to earnings over a weighted average period of approximately 1.19 years.

2021 Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") became effective on July 14, 2021, in which 1,140,754 shares of common stock were available for issuance under the ESPP. Under the ESPP, eligible employees are granted options to purchase shares of common stock at 85% of the fair market value at the time of exercise. The option period commences on the first payroll date in January, April, July, and October of each year and ends approximately three months later on the last business day in March, June, September or December. No employee may be granted an option under the Plan if, immediately after the option is granted, the employee would own stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company. The first option period began on January 1, 2022 and the first purchase was made in April of 2022.

Compensation expense associated with ESPP purchase rights is recognized on a straight-line basis over the vesting period. For the years ended December 28, 2024, December 30, 2023, and December 31, 2022, there was approximately $376, $355, and $314 of compensation expense related to the ESPP, respectively.

12. EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share include the dilutive effect of stock options, restricted stock awards, and warrants. The following is a reconciliation of the basic and diluted Earnings Per Share ("EPS") computations for both the numerator and denominator (in thousands, except per share data):

	Year Ended December 28, 2024		
	Earnings (Numerator	Shares (Denominator)	Per Share
Net income	$ 17,255	196,108	$ 0.09
Dilutive effect of stock options and awards	—	2,807	—
Net income per diluted common share	$ 17,255	198,915	$ 0.09

	Year Ended December 30, 2023		
	Earnings (Numerator	Shares (Denominator)	Per Share
Net loss	$ (9,589)	194,722	$ (0.05)
Dilutive effect of warrants	—	—	—
Net loss per diluted common share	$ (9,589)	194,722	$ (0.05)

	Year Ended December 31, 2022		
	Earnings (Numerator	Shares (Denominator)	Per Share
Net loss	$ (16,436)	194,249	$ (0.08)
Dilutive effect of stock options and awards	—	—	—
Net loss per diluted common share	$ (16,436)	194,249	$ (0.08)

Stock options and awards outstanding totaling 2,863, 5,874 and 5,896 were excluded from the computation for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively, as they would have had an antidilutive effect under the treasury stock method.

13. DERIVATIVES AND HEDGING

FASB ASC 815, Derivatives and Hedging ("ASC 815"), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (1) how and why an entity uses derivative instruments, (2) how the entity accounts for derivative instruments and related hedged items, and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments.

The Company uses derivative financial instruments to manage its exposures to (1) interest rate fluctuations on its floating rate senior term loan and (2) fluctuations in foreign currency exchange rates. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.

Interest Rate Swap Agreements

On July 9, 2021, the Company entered into an interest swap agreement ("2021 Swap 1") for a notional amount of $144,000. The forward start date of the 2021 Swap 1 was July 30, 2021 and the termination date was July 31, 2024. Originally, the 2021 Swap 1 has a determined pay fixed interest rate of 0.75%. As of June 30, 2023 the Company modified the terms of the swaps to replace the LIBOR-based reference rates with SOFR-based reference rates, in accordance with the respective swap agreements and market conventions. This modification resulted in a determined pay fixed interest rate of 0.74%. In accordance with ASC 815, the Company determined the 2021 Swap 1 constituted an effective cash flow hedge and therefore changes in fair value were recorded within other comprehensive income (loss) within the Company's Statement of Comprehensive Income (Loss) and the deferred gains or losses were reclassified out of other comprehensive income (loss) into interest expense in the same period during which the hedged transactions affect earnings.

On July 9, 2021, the Company entered into an interest swap agreement ("2021 Swap 2") for a notional amount of $216,000. The forward start date of the 2021 Swap 2 was July 30, 2021 and the termination date was July 31, 2024.

Originally, the 2021 Swap 2 has a determined pay fixed interest rate of 0.76%. As of June 30, 2023 the Company modified the terms of the swaps to replace the LIBOR-based reference rates with SOFR-based reference rates, in accordance with the respective swap agreements and market conventions. This modification resulted in a determined pay fixed interest rate of 0.74%. In accordance with ASC 815, the Company determined the 2021 Swap 2 constituted an effective cash flow hedge and therefore changes in fair value were recorded within other comprehensive income (loss) within the Company's Statement of Comprehensive Income (Loss) and the deferred gains or losses were reclassified out of other comprehensive income (loss) into interest expense in the same period during which the hedged transactions affect earnings.

On December 19, 2023, the Company entered into an interest swap agreement ("2024 Swap 1") for a notional amount of $144,000. The forward start date of the 2024 Swap 1 is July 21, 2024 and the termination date is January 31, 2027. The 2024 Swap 1 has a determined pay fixed interest rate of 3.8%. In accordance with ASC 815, the Company determined the 2024 Swap 1 constituted an effective cash flow hedge and therefore changes in fair value are recorded within other comprehensive income (loss) within the Company's Statement of Comprehensive Income (Loss) and the deferred gains or losses are reclassified out of other comprehensive income (loss) into interest expense in the same period during which the hedged transactions affect earnings.

On December 19, 2023, the Company entered into an interest swap agreement ("2024 Swap 2") for a notional amount of $216,000. The forward start date of the 2024 Swap 2 was July 21, 2024 and the termination date is January 31, 2027. The 2024 Swap 2 has a determined pay fixed interest rate of 3.62%. In accordance with ASC 815, the Company determined the 2024 Swap 2 constituted an effective cash flow hedge and therefore changes in fair value are recorded within other comprehensive income (loss) within the Company's Statement of Comprehensive Income (Loss) and the deferred gains or losses are reclassified out of other comprehensive income (loss) into interest expense in the same period during which the hedged transactions affect earnings.

As of December 28, 2024, 2021 Swap 1 and 2021 Swap 2 expired, and as such, have no remaining value. The following table summarizes the Company's derivatives financial instruments:

	Asset Derivatives			Liability Derivatives		
		As of December 28, 2024	As of December 30, 2023		As of December 28, 2024	As of December 30, 2023
	Balance Sheet Location	Fair Value	Fair Value	Balance Sheet Location	Fair Value	Fair Value
Derivatives designated as hedging instruments:						
2021 Swap 1	Other current/ non-current assets	$ —	$ 3,560	Other accrued expenses	$ —	$ —
2021 Swap 2	Other current/ non-current assets	—	5,336	Other accrued expenses	—	—
2024 Swap 1	Other current/ non-current assets	787	207	Other non-current liabilities	—	(1,613)
2024 Swap 2	Other current/ non-current assets	1,961	436	Other non-current liabilities	—	(1,660)
Total hedging instruments		$ 2,748	$ 9,539		$ —	$ (3,273)

During 2025, the Company estimates that an additional $1,577 will be reclassified as a decrease to interest expense/income. Additional information with respect to the fair value of derivative instruments is included in Note 14 - Fair Value Measurements.

Foreign Currency Forward Contracts

During fiscal 2024 and 2022 the Company entered into foreign currency forward contracts. The purpose of the Company's foreign currency forward contracts is to manage the Company's exposure to fluctuations in the exchange rate of the Canadian dollar. As of December 30, 2023, the Company did not have any foreign currency forward contracts.

The total notional amount of contracts outstanding was C$4,087 and C$2,692 as of December 28, 2024 and December 31, 2022, respectively. The total fair value of the foreign currency forward contracts was $4,325 and $12 as of December 28, 2024 and December 31, 2022, respectively and was reported on the accompanying Consolidated Balance Sheets in other current liabilities. An increase in other income of $269 and $95 was recorded in the Consolidated Statements of Comprehensive Income (Loss) for the change in fair value during year ended December 28, 2024 and December 31, 2022, respectfully.

The Company's foreign currency forward contracts did not qualify for hedge accounting treatment because they did not meet the provisions specified in ASC 815. Accordingly, the gain or loss on these derivatives was recognized in other (income) expense in the Consolidated Statements of Comprehensive Income (Loss).

The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.

Additional information with respect to the fair value of derivative instruments is included in Note 14 - Fair Value Measurements.

14. FAIR VALUE MEASUREMENTS

The Company uses the accounting guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories.

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs reflecting the reporting entity's own assumptions.

The accounting guidance establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability's level is based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth the Company's financial assets and liabilities that were measured at fair value on a recurring basis during the period, by level, within the fair value hierarchy:

	As of December 28, 2024			
	Level 1	Level 2	Level 3	Total
Trading securities	$ 796	$ —	$ —	$ 796
Interest rate swaps	—	2,748	—	2,748
Foreign exchange forward contracts	—	4,325	—	4,325
Contingent consideration payable	—	—	4,863	4,863

	As of December 30, 2023			
	Level 1	Level 2	Level 3	Total
Trading securities	$ 818	$ —	$ —	$ 818
Interest rate swaps	—	6,266	—	6,266
Contingent consideration payable	—	—	4,895	4,895

Trading securities are valued using quoted prices on an active exchange. Trading securities represent assets held in a Rabbi Trust to fund deferred compensation liabilities and are included as restricted investments on the accompanying Consolidated Balance Sheets.

The Company utilizes interest rate swap contracts to manage our targeted mix of fixed and floating rate debt, and these contracts are valued using observable benchmark rates at commonly quoted intervals for the full term of the swap contracts. As of December 28, 2024 and December 30, 2023, the Company's interest rate swaps were recorded on the accompanying Consolidated Balance Sheets in accordance with ASC 815.

The Company utilizes foreign exchange forward contracts to manage our exposure to currency fluctuations in the Canadian dollar versus the U.S. dollar. The forward contracts were valued using observable benchmark rates at commonly quoted intervals during the term of the forward contract. As of December 28, 2024 and December 30, 2023, the foreign exchange forward contracts were included in other current liabilities on the accompanying Consolidated Balance Sheets.

The contingent consideration represents future potential earn-out payments related to the Resharp acquisition in fiscal 2019 in which the maximum payout for the contingent consideration is $25.0 million plus 1.8% of net knife-sharpening revenues for five years after the $25.0 million is fully paid and the Instafob acquisition in the first quarter of 2020 where payment is based on 5% of the net sales from 2020 through 2022 plus 1% of net sales from 2023 through 2029. The estimated fair value of the contingent earn-outs was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting earn-out payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the estimated value of the liability. The current and non-current portions of these obligations are reported separately on the Consolidated Balance Sheets as other accrued expense and other non-current liabilities, respectively. Subsequent changes in the fair value of the contingent consideration liabilities, as determined by using a simulation model of the Monte Carlo analysis that includes updated projections applicable to the liability, are recorded within other expense (income), net in the Consolidated Statements of Comprehensive Income (Loss).

The table below provides a summary of the changes in fair value of the Company's contingent considerations (Level 3) for Resharp and Instafob as of December 28, 2024.

	Resharp		Instafob		
	Other accrued expense	Other non-current liabilities	Other accrued expense	Other non-current liabilities	Total
Fair value as of December 30, 2023	$ 200	$ 4,600	$ 16	$ 79	$ 4,895
Fair value of cash consideration paid	(249)	—	(11)	—	(260)
Change in fair value of contingent consideration	275	(26)	18	(39)	228
Fair value as of December 28, 2024	$ 226	$ 4,574	$ 23	$ 40	$ 4,863

Cash, restricted investments, accounts receivable, short-term borrowings and accounts payable are reflected in the Consolidated Financial Statements at book value, which approximates fair value, due to the short-term nature of these instruments. The carrying amount of the long-term debt under the revolving credit facility approximates the fair value at December 28, 2024 and December 30, 2023, as the interest rate is variable and approximates current market rates. The Company also believes the carrying amount of the long-term debt under the senior term loan approximates the fair value at December 28, 2024 and December 30, 2023 because, while subject to a minimum SOFR floor rate, the interest rate approximates current market rates of debt with similar terms and comparable credit risk.

Additional information with respect to the derivative instruments is included in Note 13 - Derivatives and Hedging.

15. COMMITMENTS AND CONTINGENCIES

Cybersecurity Incident

In late May 2023, the Company experienced a ransomware attack relating to certain systems on its network (the "Cybersecurity Incident"). The Company promptly initiated an investigation, engaged the services of cybersecurity experts and outside advisors and worked with appropriate law enforcement authorities to contain, assess and remediate the Cybersecurity Incident.

The Cybersecurity Incident affected certain information technology systems. As part of the containment effort, affected systems were suspended and the Company elected to temporarily suspend additional systems in an abundance of caution. The Company reactivated and restored its operational systems over the course of the week following the Cybersecurity Incident. The Cybersecurity Incident related costs net of an expected insurance receivable totaled $1.0 million. System remediation efforts regarding the Cybersecurity Incident have concluded as of December 30, 2023. In the fourth quarter of 2024, the Company received proceeds from our insurance claim that exceeded the amount recorded as a receivable by $617. These proceeds represented the cost associated with lost revenue and incremental expenses incurred.

The Company expects to incur ongoing costs related to costs for ongoing efforts to enhance data security in response to ongoing developments in the cybersecurity landscape.

Insurance Coverage

The Company self-insures our general liability including products liability, automotive liability, and workers' compensation losses up to $500 per occurrence. Catastrophic coverage has been purchased from third party insurers for occurrences up to $60,000. The two risk areas involving the most significant accounting estimates are workers' compensation and automotive liability. Actuarial valuations performed by the Company's third-party risk insurance expert were used by the Company's management to form the basis for workers' compensation and automotive liability loss reserves. The actuary contemplated the Company's specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims. The Company believes that the liability of approximately $2,060 recorded for such risk insurance reserves is adequate as of December 28, 2024.

As of December 28, 2024, the Company has provided certain vendors and insurers letters of credit aggregating $41.6 million related to our product purchases and insurance coverage of product liability, workers' compensation, and general liability.

The Company self-insures our group health claims up to an annual stop loss limit of $300 per participant. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves. Provisions for losses expected under these programs are recorded based on an analysis of historical insurance claim data and certain actuarial assumptions. The Company believes that the liability of approximately $3,691 recorded for such group health insurance reserves is adequate as of December 28, 2024.

Import Duties

The Company imports large quantities of fastener products which are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements and bilateral actions. The Company could be subject to the assessment of additional duties and interest if it or its suppliers fail to comply with customs regulations or similar laws. The U.S. Department of Commerce (the "Department") has received requests from petitioners to conduct administrative reviews of compliance with anti-dumping duty and countervailing duty laws for certain nails products sourced from Asian countries. The Company sourced products under review from vendors in China and Taiwan during the periods selected for review. The Company accrues for the duty expense once it is determined to be probable and the amount can be reasonably estimated.

Litigation

As of December 28, 2024, the Company is involved in litigation arising in the normal course of business. In management's opinion, any such litigation is not expected to have a material adverse effect on the consolidated financial condition, results of operations, or cash flows.

Hy-Ko Litigation

On June 1, 2021, Hy-Ko Products Company LLC ("Hy-Ko"), a manufacturer of key duplication machines, filed a complaint for, among other things, patent infringement against Hillman Group in the United States District Court for the Eastern District of Texas (Marshall Division). The case was assigned Civil Action No. 2:21-cv-0197. Hy-Ko's complaint alleged that Hillman's KeyKrafter and PKOR key duplication machines infringed certain patents, and sought damages and injunctive relief against the Hillman Group.

On October 7, 2022, following a jury trial commencing October 3, 2022, the jury rendered a verdict finding that Hillman infringed two Hy-Ko patents, but also found that there was no willfulness in the infringement. The jury awarded Hy-Ko a one-time lump sum royalty payment of $16.0 million.

Following the verdict, on December 28, 2022, Hillman and Hy-Ko entered into a confidential settlement agreement that finally resolved all claims in the litigation (including those related to the jury verdict) and on January 4, 2023, the Court granted the parties' joint stipulation dismissing all claims in the litigation with prejudice. The terms of the settlement agreement include an $18.5 million payment from Hillman to Hy-Ko (in lieu of the $16.0 million jury verdict) and protection from any potential future patent infringement claims between the parties relating to key duplication or key identification through 2032.

The Kiosk Development Partner Dispute

On December 16, 2024, the Company entered into a settlement agreement with a kiosk development partner (the "Kiosk Partner"), pursuant to which the Company paid the Kiosk Partner a $5 million settlement payment on December 30, 2024 to resolve all claims and disputes alleged by the Kiosk Partner. The Kiosk Partner's claims alleged that, among other things, the Company failed to pay certain per key royalty fees to the Kiosk Partner allegedly owed under a joint development agreement dating back over 10 years ago. Though the Company believes it had strong defenses to the claims made by the Kiosk Partner, the Company opted to settle the matter before litigation was filed in order to avoid the cost and uncertainty of protracted litigation.

16. STATEMENT OF CASH FLOWS

Supplemental disclosures of cash flows information are presented below:

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Cash paid during the period for:			
Interest	42,435	55,872	55,829
Income taxes, net of refunds	9,622	5,356	2,993

As of December 28, 2024 and December 30, 2023, capital expenditures recorded in accounts payable totaled $1,627 and $1,186, respectively.

17. CONCENTRATION OF CREDIT RISKS

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

For the year ended December 28, 2024, the largest two customers, Lowe's and Home Depot, accounted for 40.9% of total revenues and 32.6% of the year-end accounts receivable balance. For the year ended December 30, 2023, the largest two customers accounted for 43.4% of total revenues and 34.1% of the year end accounts receivable balance.

Certain customers operate using a purchasing cooperative(s) business model. In this model, independently owned hardware stores make purchases directly from the Company and are invoiced through a billing arrangement with a cooperative. Under this arrangement, the Company would invoice and receive payment from the cooperative for the product shipped directly to the store, and the cooperative would be responsible for invoicing and collecting from the independently owned hardware store. Due to the nature of the cooperative billing arrangement, the risk of collection of the receivables generated by sales to these independently owned hardware stores is concentrated with the cooperative. The Company does not believe a sales concentration exists in these scenarios, as the independently owned hardware stores can continue to make purchases from the Company via a direct bill arrangement or via another purchasing cooperative. As of December 28, 2024 approximately 15% of the Company's accounts receivable was derived through the Ace Hardware purchasing cooperative.

Except as described in the paragraphs above, no other customer accounted for more than 10% of the Company's accounts receivables in 2024 or 2023.

In the year ended December 28, 2024 the Company derived over 10% of its total revenues from two separate customers which operated in each of the operating segments, whereas in years ended December 30, 2023, and December 31, 2022, the Company derived over 10% of its total revenues from two separate customers which operated in each of the operating segments. The following table presents revenue from each customer as a percentage of total revenue for each of the years ended:

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Lowe's	18.8 %	20.1 %	21.7 %
Home Depot	22.1 %	23.3 %	24.0 %

18. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

The Company's segment reporting structure uses the Company's management reporting structure as the foundation for how the Company manages its business. The Company's reportable segments are strategic business units that offer different products and services, and in the case of our Canada segment in a different geography. They are managed separately due to different products and marketing strategies. The Company periodically evaluates its segment reporting structure in accordance with ASC 350-20-55 and has concluded that it has three reportable segments as of December 28, 2024.

The segments are as follows:

- Hardware and Protective Solutions
- Robotics and Digital Solutions
- Canada

The Hardware and Protective Solutions segment distributes fasteners and related hardware items, threaded rod, personal protective equipment, and letters, numbers, and signs to hardware stores, home centers, mass merchants, and other retail outlets primarily in the United States and Mexico.

The Robotics and Digital Solutions segment consists of key duplication and engraving kiosks that can be operated directly by the consumer, primarily in the United States. The kiosks operate in retail and other high-traffic locations offering customized licensed and unlicensed products targeted to consumers in the respective locations. It also includes our associate-assisted key duplication systems and key accessories. The Robotics and Digital Solutions segment also includes Resharp, our robotic knife sharpening business, and Instafob, which specializes in RFID ("Radio Frequency Identification") key duplication technology.

The Canada segment distributes fasteners and related hardware items, threaded rod, keys, key duplicating systems, engraving kiosks, accessories, personal protective equipment, and identification items, such as tags and letters, numbers, and signs to hardware stores, home centers, mass merchants, industrial distributors, automotive aftermarket distributors, and other retail outlets and industrial Original Equipment Manufacturers (“OEMs”) in Canada. The Canada segment also produces fasteners, stampings, fittings, and processes threaded parts for automotive suppliers and industrial OEMs.

For a reconciliation of our segment sales by product category and geographic area, please see Note 2 - Summary of Significant Accounting Policies. For details on our major customers please see Note 17 - Concentration of Credit Risks.

The Company has transitioned from using segment operating income in prior years as a measure of performance and now utilizes segment adjusted EBITDA. The Company measures the performance of its segments using segment adjusted earnings before interest, taxes, depreciation and amortization (“segment adjusted EBITDA”).

The Company’s President and Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), uses segment adjusted EBITDA predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances, expressed as both actual amounts and as a percentage of sales, on a monthly, quarter to date, and year to date basis when making decisions about allocating resources to the segments. The CODM also uses segment adjusted EBITDA in competitive analysis by benchmarking the Company’s competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation. The CODM reviews balance sheet accounts on a consolidated basis and does not regularly review balance sheet accounts by segment as part of their performance assessment and decision-making process. The CODM primarily focuses on net sales growth, cost efficiencies, market expansion and product development rather than financial position. The accounting policies of the Company’s segments are the same as those described in Note 1 - Basis of Presentation.

Segment adjusted EBITDA is not defined under GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

The tables below present net sales, significant segment expenses, and segment adjusted EBITDA for the reportable segments for the years ended December 28, 2024, December 30, 2023, and December 31, 2022. See Note 2 - Summary of Significant Accounting Policies for a reconciliation of total reportable segments' revenues to consolidated revenues.

Hardware and Protective Solutions	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Net Sales	$ 1,094,377	$ 1,074,619	$ 1,068,734
Significant segment expenses			
Adjusted cost of sales (exclusive of depreciation and amortization)[1]	612,175	654,904	669,500
Adjusted selling expense[2]	112,646	102,194	101,995
Adjusted Warehouse expense [3]	141,839	141,205	139,613
Adjusted General and administrative expense[4]	76,970	54,941	49,219
Other segment items[5]	(813)	(1,788)	(231)
Segment Adjusted EBITDA	$ 151,560	$ 123,163	$ 108,638

1. Adjusted cost of sales (exclusive of depreciation and amortization) excludes an inventory revaluation charge made in the fourth quarter of 2023.
2. Adjusted selling expense excludes expense related to corporate restructuring activities.
3. Adjusted warehouse excludes restructuring expense associated with our distribution center relocations and corporate restructuring activities.
4. Adjusted general and administrative expense excludes stock-based compensation, acquisition and integration costs, expense associated with corporate restructuring and amounts related to the Cybersecurity Incident.
5. Other excludes an impairment charge related to the write down of intangible assets, primarily related to review of certain product offerings in 2023.

Robotics and Digital Solutions	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Net sales	$ 230,317	$ 245,400	$ 245,633
Significant segment expenses			
Cost of sales (exclusive of depreciation and amortization)	65,747	71,566	73,944
Adjusted selling expense[1]	62,348	61,977	60,714
Adjusted Warehouse expense [2]	11,159	12,475	14,354
Adjusted General and administrative expense[3]	16,434	18,371	16,447
Other segment items[4]	216	125	—
Segment Adjusted EBITDA	$ 74,413	$ 80,886	$ 80,174

1. Adjusted selling expense excludes related to corporate restructuring activities.
2. Adjusted warehouse expense excludes restructuring expense associated with our distribution center relocations and corporate restructuring activities.
3. Adjusted general and administrative expense excludes stock compensation expense, acquisition and integration expense, consulting expense and legal charges related to settlements, see Note 15 - Commitments and Contingencies.
4. Other excludes the gain or loss on the revaluation of our contingent consideration liability, see Note 14 - Fair Value Measurements.

Canada	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Net sales	$ 147,901	$ 156,458	$ 171,961
Significant segment expenses			
Cost of sales (exclusive of depreciation and amortization)	86,769	97,495	103,107
Adjusted selling expense[1]	14,476	13,721	13,764
Adjusted Warehouse expense [2]	22,398	23,036	25,517
Adjusted General and administrative expense[3]	7,748	7,062	7,897
Other segment items	730	(167)	239
Segment Adjusted EBITDA	$ 15,780	$ 15,311	$ 21,437

1. Adjusted selling expense excludes restructuring expense.
2. Adjusted warehouse expense excludes restructuring expense associated with our distribution center relocations and corporate restructuring activities.
3. Adjusted general and administrative expense excludes stock based compensation and expense associated with corporate restructuring activities.

The following table reconciles segment adjusted EBITDA by segment to the Company's consolidated income (loss) before income taxes.

	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022
Hardware and Protective Solutions	$ 151,560	$ 123,163	$ 108,638
Robotics and Digital Solutions	74,413	80,886	80,174
Canada	15,780	15,311	21,437
Total adjusted EBITDA	241,753	219,360	210,249
Interest expense	59,241	68,310	54,560
Depreciation	68,766	59,331	57,815
Amortization	61,274	62,309	62,195
Stock compensation expense	13,463	12,004	13,524
Restructuring and other costs	2,978	3,031	2,617
Litigation expense	5,000	339	32,856
Transaction and integration expense	1,243	1,754	2,477
Change in fair value of contingent consideration	228	(4,936)	(1,128)
Impairment charges	—	24,600	—
Refinancing costs	3,008	—	—
Total adjusting items	215,201	226,742	224,916
Income (loss) before income taxes	$ 26,552	$ (7,382)	$ (14,667)

19. SUBSEQUENT EVENTS

On January 14, 2025, the Company entered into a Repricing Amendment (2025 Repricing Amendment) on its existing Senior Term Loan due July 14, 2028. The 2025 Repricing Amendment (i) reduces the interest rate per annum applicable to the Term Loan outstanding from SOFR plus a margin varying from 2.25% to 2.50% to SOFR plus a margin of 2.00%, as well as a 1.00% margin for ABR Loans and (ii) implements a 1% prepayment premium for the existing Term Loan to apply to Repricing Transactions that occur within six months after the effective date of the 2025 Repricing Amendment.

Financial Statement Schedule:

Schedule II - VALUATION ACCOUNTS

(dollars in thousands)

	Deducted From Assets in Balance Sheet Allowance for Doubtful Accounts
Ending Balance - December 25, 2021	$ 2,891
Additions charged to cost and expense	973
Deductions due to:	
Others	(1,459)
Ending Balance - December 31, 2022	2,405
Additions charged to cost and expense	521
Deductions due to:	
Others	(156)
Ending Balance - December 30, 2023	2,770
Additions charged to cost and expense	9,082
Deductions due to:	
Others	(9,025)
Ending Balance - December 28, 2024	$ 2,827

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A – CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are those controls and procedures that are designed to ensure that material information relating to Hillman Solutions Corp. required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the chief executive officer and the chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of the disclosure controls and procedures. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 28, 2024 to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We view our internal control over financial reporting as an integral part of our disclosure controls and procedures.

Management has concluded that the company's consolidated financial statements in this Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with U.S. GAAP.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Pursuant to the rules and regulations of the Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and the dispositions of assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 28, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 framework). Based on such evaluation, management concluded that internal control over financial reporting was effective as of December 28, 2024. Management's report on internal control over financial reporting is set forth above under the heading, “Report of Management on Internal Control Over Financial Reporting” in Item 8 of this annual report on Form 10-K.

Attestation Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hillman Solutions Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hillman Solutions Corp. and subsidiaries (the "Company") as of December 28, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 28, 2024, of the Company and our report dated February 20, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio

February 20, 2025

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act of 1934, as amended, that occurred during the quarter ended December 28, 2024, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting except as otherwise described above in this Item 9A.

ITEM 9B – OTHER INFORMATION.

Insider Adoption or Termination of Trading Arrangements

During the fiscal quarter ended December 28, 2024, none of our directors or officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

Information required by this item is set forth under the captions Election of Directors, Information About Our Executive Officers, Delinquent Section 16(a) Reports, Code of Conduct and Ethics, and Committees of the Board of Directors in our Proxy Statement for the 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement"). That information is incorporated herein by reference.

We have adopted a code of ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other finance organization employees. The code of ethics is publicly available on our website at *www.hillmangroup.com.* If we make any substantive amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer, we will disclose the nature of the amendment or waiver on that website or in a report on Form 8-K.

Insider Trading Arrangements and Policies

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees and certain contractors, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11 – EXECUTIVE COMPENSATION.

Information required by this item is set forth under the captions Executive Compensation, Compensation Discussion and Analysis, Compensation Committee Report, Compensation Tables, and Director Compensation in the 2025 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is set forth in the section entitled "Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" in the 2025 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item is set forth in the sections entitled Certain Relationships and Related Party Transactions in the 2025 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES.

Our independent registered public accounting firm is Deloitte & Touche LLP, Cincinnati, OH, Auditor Firm ID: 34.

The information required by this Item is set forth in the section entitled Ratification of the Appointment of Independent Auditor in the 2025 Proxy Statement and is hereby incorporated by reference into this Form 10-K.

PART IV

ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Documents Filed as a Part of the Report:

1. Financial Statements: See “Index to Financial Statements” in “Item 8. Financial Statements and Supplementary Data” herein.
2. Financial Statement Schedules: All schedules are omitted for the reason that the information is included in the financial statements or the notes thereto or that they are not required or are not applicable.
3. Exhibits: The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

3.1	Fourth Amended and Restated Certificate of Incorporation of Hillman Solutions Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed with the SEC on June 13, 2024).
3.2	Second Amended and Restated Bylaws of Hillman Solutions Corp. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, filed with the SEC on June 13, 2024).
4.1	Description of the Company’s Registered Securities (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K, filed with the SEC on March 16, 2022).
10.1	Amended and Restated Registration Rights Agreement, dated July 14, 2021, by and among Hillman Solutions Corp., Jefferies Financial Group Inc., TFJ, LLC, CCMP Capital Investors III, L.P., CCMP Capital Investors (Employee) III, L.P., CCMP Co-Invest III A, L.P., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and OHCP III HC RO, L.P. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed with the SEC on July 20, 2021).
10.2*	Hillman Solutions Corp. 2021 Equity Incentive Plan, dated July 14, 2021 (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K, filed with the SEC on March 16, 2022).
10.3*	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K, filed with the SEC on July 20, 2021).
10.4*	Hillman Solutions Corp. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K, filed with the SEC on March 16, 2022).
10.5*	Hillman Solutions Corp. 2021 Cash Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K, filed with the SEC on July 20, 2021).
10.6*	Form of Non-Qualified Stock Option Award Agreement under the Hillman Solutions Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K, filed with the SEC on July 20, 2021).
10.7*	Form of Non-Qualified Stock Option Award Agreement for Non-Employee Directors under the Hillman Solutions Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 8-K, filed with the SEC on July 20, 2021).
10.8*	Form of Restricted Stock Unit Award Agreement under the Hillman Solutions Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K, filed with the SEC on July 20, 2021).
10.9*	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Hillman Solutions Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 27, 2023).
10.10*	Hillman Solutions Corp. Executive Severance Plan, dated November 2, 2023 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2023).
10.11*	Employment Agreement between Scott Ride and The Hillman Group Canada ULC., dated December 2, 2014, (incorporated by reference to Exhibit 10.5 of The Hillman Companies, Inc.’s Current Report on Form 8-K filed with the SEC on May 4, 2017).
10.12*	Amendment to Employment Agreement between Scott Ride and The Hillman Group Canada ULC., dated June 10, 2015 (incorporated by reference to Exhibit 10.12 of The Hillman Companies, Inc.’s Annual Report on Form 10-K filed with the SEC on March 21, 2018)
10.13*	Employment Agreement between Gary Seeds and The Hillman Group, Inc., dated April 21, 2010, as amended by that certain Amendment to Employment Agreement, dated June 10, 2015 (incorporated by reference to Exhibit 10.18 of the Company’s Annual Report on Form 10-K, filed with the SEC on March 16, 2022).
10.14+	ABL Credit Agreement, dated as of May 31, 2018, by and among The Hillman Group, Inc., The Hillman Companies, Inc., The Hillman Group Canada ULC, the Lenders and Issuing Banks from time to time party thereto, Barclays Bank PLC, as administrative agent and swingline lender, Jefferies Finance LLC, Citizens Bank, N.A. and MUFG Union Bank, N.A., as joint lead arrangers and joint bookrunners, Credit Suisse Loan Funding LLC, as an arranger and PNC Bank, National Association, as documentation agent (incorporated by reference to Exhibit 10.2 of The Hillman Companies, Inc.’s Current Report on Form 8-K, filed with the SEC on June 5, 2018).
'10.15+	Amendment No. 1 to the ABL Credit Agreement, dated as of November 15, 2019, by and among The Hillman Companies, Inc., Hillman Investment Company, The Hillman Group, Inc., Big Time Products, LLC, The Hillman Group Canada ULC, the Subsidiary Guarantors, the Lenders listed on the signature pages thereto and Barclays Bank PLC, in its capacity as administrative agent for the Lenders (incorporated by reference to Exhibit 10.1 of The Hillman Companies, Inc.’s Current Report on Form 8-K, filed with the SEC on November 20, 2019).

'10.16+	Amendment No. 2 to the ABL Credit Agreement, dated as of July 14, 2021, by and among Hillman Investment Company, The Hillman Group, Inc., The Hillman Group Canada ULC, the Subsidiary Guarantors, the Lenders listed on the signature pages thereto and Barclays Bank PLC, in its capacity as administrative agent for the Lenders (incorporated by reference to Exhibit 10.21 of the Company's Current Report on Form 8-K, filed with the SEC on July 20, 2021).
10.17+	Amendment No. 3 to the ABL Credit Agreement, dated as of July 29, 2022, by and among The Hillman Companies, Inc., The Hillman Group, Inc., The Hillman Group Canada ULC, the Subsidiary Guarantors, the Lenders listed on the signature pages thereto and Barclays Bank PLC, in its capacity as administrative agent for the Lenders (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2022).
10.18+	Amendment No. 4 to the ABL Credit Agreement, dated as of April 25, 2023, by and among The Hillman Companies, Inc., The Hillman Group, Inc., The Hillman Group Canada ULC, the Subsidiary Guarantors, the Lenders listed on the signature pages thereto and Barclays Bank PLC, in its capacity as administrative agent for the Lenders (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2023).
10.19+	Amendment No. 5 to the ABL Credit Agreement, dated as of June 27, 2024, by and among The Hillman Companies, Inc., The Hillman Group, Inc., The Hillman Group Canada ULC, the Subsidiary Guarantors, the Lenders listed on the signature pages thereto and Barclays Bank PLC, in its capacity as administrative agent for the Lenders (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q,
10.20+	Amendment No. 6 to the ABL Credit Agreement, dated as of October 10, 2024, by and among The Hillman Companies, Inc., The Hillman Group, Inc., The Hillman Group Canada ULC, the Subsidiary Guarantors, the Lenders listed on the signature pages thereto and Barclays Bank PLC, in its capacity as administrative agent for the Lenders (filed herewith).
10.21+	Amended Term Loan Credit Agreement, dated July 14, 2021 and as amended as of June 30, 2023, by and among The Hillman Companies, Inc., The Hillman Group, Inc., the financial institutions party thereto as Lenders, and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2023).
10.22+	Amendment No. 1 to the Term Loan Credit Agreement, dated as of June 30, 2023, by and among The Hillman Companies, Inc., The Hillman Group, Inc., and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2023).
10.23+	Amendment No. 2 to the Term Loan Credit Agreement, dated as of March 26, 2024, by and among The Hillman Companies, Inc., The Hillman Group, Inc., and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2024).
10.24+	Amendment No. 3 to the Term Loan Credit Agreement, dated as of January 14, 2025, by and among The Hillman Companies, Inc., The Hillman Group, Inc., and Jefferies Finance LLC, as administrative agent (filed herewith).
10.25*	HMAN Group Holdings, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of The Hillman Companies, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2014).
10.26*	Form of HMAN Group Holdings, Inc. 2014 Equity Incentive Plan Stock Option Award Agreements (incorporated by reference to Exhibit 10.2 of Hillman Companies, Inc.'s Current Report on Form 8-K filed with the SEC on December 4, 2014).
10.27*	Form of Notice to the Holders of Stock Options Under the HMAN Group Holdings, Inc. 2014 Equity Incentive Plan, dated July 15, 2021 (incorporated by reference to Exhibit 10.25 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022).
10.28*	Form of HMAN Group Holdings, Inc. 2014 Equity Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022).
10.29*	Form of Notice to the Holders of Restricted Stock Units Under the HMAN Group Holdings, Inc. 2014 Equity Incentive Plan, dated July 15, 2021 (incorporated by reference to Exhibit 10.27 of the Company's Annual Report on Form 10-K, filed with the SEC on March 16, 2022).
10.30*	The Hillman Companies, Inc. Nonqualified Deferred Compensation Plan (amended and restated effective as of January 1, 2003) (incorporated by reference to Exhibit 10.1 of The Hillman Companies, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 15, 2004).
10.31*	First Amendment to The Hillman Companies, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 of The Hillman Companies, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on November 15, 2004).
10.32*	Hillman Solutions Corp. Non-Employee Director Deferred Compensation Program, adopted December 12, 2022, with respect to the Hillman Solutions Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.33 of the Company's Annual Report on Form 10-K, filed with the SEC on February 27, 2023).
19.1	Hillman Solutions Corp. Insider Trading Policy, Last Revised November 2, 2023 (incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K, filed with the SEC on February 22, 2024).
21.1	List of Subsidiaries (filed herewith). (As of December 28, 2024).
23.1	Consent of Deloitte & Touche LLP, independent registered accounting firm for the Company (filed herewith).

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act (filed herewith).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97	Hillman Solutions Corp. Compensation Recovery Policy, dated November 2, 2023 (incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K, filed with the SEC on February 22, 2024).
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 28, 2024, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income (Loss), (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Stockholders' Equity, and (v) the Notes to Consolidated Financial Statements (filed herewith).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (filed herewith).

*** Indicates management contract or any compensatory plan, contract or arrangement.**

+ Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

ITEM 16 – FORM 10-K SUMMARY.

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HILLMAN SOLUTIONS CORP.

Dated February 20, 2025

By: /s/ Robert O. Kraft
Robert O. Kraft
Title: Chief Financial Officer and Duly Authorized Officer of the Registrant

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Capacity	Date
/s/ Jon Michael Adinolfi Jon Michael Adinolfi	Principal Executive Officer, President, and Director	February 20, 2025
/s/ Robert O. Kraft Robert O. Kraft	Principal Financial Officer	February 20, 2025
/s/ Anne S. McCalla Anne S. McCalla	Chief Accounting Officer	February 20, 2025
/s/ Douglas J. Cahill Douglas J. Cahill	Chairman and Director	February 20, 2025
/s/ Diana Dowling Diana Dowling	Director	February 20, 2025
/s/ Teresa S. Gendron Teresa S. Gendron	Director	February 20, 2025
/s/ Diane C. Honda Diane C. Honda	Director	February 20, 2025
/s/ Aaron P. Jagdfeld Aaron P. Jagdfeld	Director	February 20, 2025
/s/ Daniel O'Leary Daniel O'Leary	Director	February 20, 2025
/s/ David A. Owens David A. Owens	Director	February 20, 2025
/s/ John Swygert John Swygert	Director	February 20, 2025
/s/ Philip K. Woodlief Philip K. Woodlief	Director	February 20, 2025